UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  _______________________

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number_____________________________

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring the shell company report _____________________________

CAPITAL ALLIANCE GROUP INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1200, 777 West Broadway Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Title of each Class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of April 12, 2007: 42,766,960 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act. Yes [   ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]   No [   ]   Not Applicable

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15
(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the
past 90 days. Yes [   ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the
Exchange Act. (Check one):

Large accelerated filer [   ]     Accelerated filer [   ]      Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act). Yes [ ] No [ ] Not Applicable

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by
Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities
under a plan confirmed by a court. Yes [   ]   No [   ]   Not Applicable

Note Regarding Forward Looking Statements

This Registration Statement, any supplement to this Registration Statement and the documents incorporated by reference include “forward-looking statements”. To the extent that the information presented in this Registration Statement discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this Registration Statement.

These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this Registration Statement, you should keep in mind the cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and other sections of this Registration Statement. Factors that could cause actual results to differ materially from the forward looking statements include, but are not limited to, the following:

  Our history of losses in operation;
  Our need for additional capital to expand our operations;
  Our dependence on key personnel and educational service providers in China and the U.S.;
  Risks involving the Chinese legal system, tax system, and foreign currency limitation;
  Our ability to compete effectively with competitors that have greater financial, marketing and other resources;
  Our ability to manage our planned growth and integrate new business opportunities into our existing operations;
  Risks related to government regulations and approvals of the Chinese educational system; and
  Risks related to economic and political factors that could affect the Chinese educational markets;

All forward-looking statements included in this document are based on information available to us on the date hereof. It is important to note that our actual results could differ materially from those included in such forward-looking statements.

Notice to Readers

As used in this Registration Statement, unless the context otherwise requires, “we”, “us”, “our” and “CAG” refers to Capital Alliance Group Inc. All dollar amounts refer to Canadian dollars unless otherwise indicated.

We were incorporated as a British Columbia company on November 17, 1986 under the original name of Moneywise Resources Inc. We changed our names several times as follows:

Date	Name
October 1, 1992	Stealth Ventures Inc.
May 10, 1994	Annova International Holdings Corp
April 27, 1995	Annova Business Group Inc.
November 27, 1998	Capital Alliance Group Inc.

Our financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP, and are stated in Canadian Dollars. Financial information should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Registration Statement, including our audited consolidated financial statements for the six months ended June 30, 2006 and the fiscal years ended December 31, 2005, and December 31, 2004 and the unaudited interim period ended December 31, 2006. Reference is made to Note 12 in our unaudited consolidated financial statements for the six months ended December 31, 2006 and Note 14 in our audited consolidated financial statements for the six months ended June 30, 2006 for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

Our unaudited interim financial statements for the six months ended December 31, 2006 and audited financial statements for the six months ended June 30, 2006 and years ended December 31, 2005 and 2004 are stated in Canadian dollars. We convert all US dollars in this Form 20F into Canadian dollars to keep Canadian dollars as the reporting currency. The exchange rate is based upon the noon rate of the Bank of Canada on April 26, 2007. The noon rate of exchange on April 26, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars into US dollars was US$0.8927 (US$1.00 = C$1.1202) .

During 2006, we changed our fiscal year end from December 31 to June 30 to coincide with the business cycle of our operations in China.

As of April 12, 2007, our issued and outstanding common shares consist of 42,766,960 shares. As of April 12, 2007, there are outstanding options and warrants to purchase a total of 7,468,938 common shares.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

A.           Directors and senior management

As of April 12, 2007, the members of our Board of Directors are as follows:

Name	Position	Business Address
Toby Chu	Director	1200 – 777 W. Broadway Vancouver, B.C. V5Z 4J7
Allen Chu	Director	7971 Bennett Rd. Richmond, B.C. V6Y 1N3
Tony David	Director	230 – 2755 Lougheed Hwy. Port Coquitlam, B.C. V4B 5Y9
G. David Richardson	Director	520 – 885 Dunsmuir Street Vancouver, B.C. V6C 1N5
Prithep Sosothikul	Director	85 Sukumuit Soi – 39 Bankok, Thailand 10110
Alfred Ng	Director	Suite E, 5F Jiang Mansion 1399 Beijing Rd.W. Shanghai, China 200040
Troy Rice	Director	7520 Larkspur Dr. Scottsdale, AZ, USA 85260
David Hsu	Director	10022 Foxrun Rd. Santa Ana, CA, USA 92705

As of April 12, 2007, the names and titles of our senior officers are as follows:

Name	Titles	Business Address
Toby Chu	President and Chief Executive Officer	1200 – 777 W. Broadway Vancouver, B.C. V5Z 4J7
Tim Leong	Chief Financial Officer, Secretary	1200 – 777 West Broadway Vancouver, B.C. V5Z 4J7
James Neil	Vice President	3345 W. 2nd Avenue Vancouver, B.C. V6R 1H9

See “Item 6. Directors, Senior Management and Employees” for additional information.

B.           Advisors

Our principal legal advisor in Canada is Maitland & Company at 700 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6.

Our legal advisor to this Registration Statement is Bacchus Law Group at 1511 W. 40th Ave, Vancouver, British Columbia, Canada V6M 1V7.

C.           Auditors

Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants of British Columbia, of Suite 1500 – 1140 West Pender Street Vancouver, British Columbia, Canada V6E 4G1, has served as our independent auditor for the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable

ITEM 3. Key Information

Our current business operations include education and training, and graphic design and advertising agency services through our two subsidiaries, CIBT School of Business & Technology Corp. (“CIBT”) and IRIX Design Group Inc. (“IRIX”). For the six months ended December 31, 2006, we generated net revenue of $2,304,664 and earned a net income of $1,157,213. We are listed on the TSX Venture Exchange under the symbol “CTP”. Our fiscal year end is June 30. Prior to 2006, our fiscal year end was December 31.

We were incorporated as a British Columbia company on November 17, 1986. Our principal office is located at 1200 – 777 West Broadway, Vancouver, British Columbia, Canada V5Z 4J7. Our telephone number is 604 871 9909. Our website is www.cag-global.com.

We generate revenues mainly from tuition fees generated from our education business in China and service fees of graphic design and advertising business. CIBT, one of our subsidiaries, represents approximately 72% of our revenues in the whole year of 2006. Through CIBT we provide education and training programs in China. Our strategy is to continue our current programs, develop new programs and lease new campuses. We currently have approximately 3,000 students in our seven campuses. Except two approvals that are pending, we have obtained all approvals from the Chinese authorities to conduct our education business in China. However, there may be a risk that we cannot obtain the two pending approvals, renew approvals or obtain new approvals for our current or future Education business in China. Also, a lot of factors, described in detail under the section of Risk Factors, may adversely affect our ability to begin and sustain profitable operations.

Through IRIX, we provide graphic design and advertising agency services. However, as our objective over the next years is to focus on our education business in China, we will be contemplating the option of selling our media sector businesses, including IRIX over a period of time.

For the next twelve months (beginning April 2007), we plan to continue our current programs, develop a new program, market our programs and find a new educational service provider. We believe we can generate revenues from our education and advertising businesses over the next year to cover our current operation costs, but may still need additional financing to carry out our expansion plan.

Over the next twelve months we estimate our expansion expenses will be approximately $5,000,000. On April 25, 2007, we completed approximately $5.6 million of private placements of 8% debenture due on April 24, 2010. Therefore, we currently have sufficient financing to undertake our expansion plan. However, we may need additional financing, if we underestimate the expenses we will need for our planned expansion. There is no assurance that we will be able to obtain the necessary additional financing. Accordingly, there is uncertainty about our ability to successfully carry out our entire expansion plan.

A.           Selected Financial Data.

The following selected financial data has been extracted from the more detailed financial statements included herein (stated in Canadian Dollars, see “Currency and Exchange Rates”), including our unaudited consolidated financial statements for the six months ended December 31, 2006 and our audited consolidated financial statements for the six months ended June 30, 2006 and the years ended December 31, 2005, 2004, 2003 and 2002.

Reference is made to Note 12 in our unaudited consolidated financial statements for the six months ended December 31, 2006 and Note 14 in our audited consolidated financial statements for the six months ended June 30, 2006 for an explanation of all material differences between Canadian GAAP and U.S. GAAP. The selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto as well as management’s discussion and analysis of results of operations and liquidity and capital resources under “Item 5. Operating and Financial Review and Prospects”. The six month interim financial information ended December 31, 2006 provided herein is unaudited.

Canadian GAAP (in thousands of dollars except per share data)
Consolidated Income Statement Data	Six Months Ended December 31 (Unaudited)		Six Months Ended June 30	Years Ended December 31
	2006	2005	2006	2005	2004	2003	2002
Revenues	3,950	2,491	2,931	5,076	6,637	6,688	8,023
Direct costs	1,645	1,088	1,706	2,656	4,610	4,214	5,342
Gross profit	2,305	1,403	1,224	2,420	2,027	2,474	2,681
Other revenues	1,358	365	1,262	365	186	-	-
Expenses	2,590	2,248	2,058	4,016	4,857	4,247	5,115
Income (loss) from continuing operations	1,157	(258)	363	(716)	(2,830)	(1,773)	(2,434)
Income (loss) from discontinued operations	-	580	-	357	-	-	-
Net income (loss)	1,157	322	363	(359)	(2,644)	(844)	(2,293)
Net profit (loss) per share from continuing operations	.03	(.01)	.01	(.02)	-	-	-
Net profit (loss) per share	.03	.01	.01	(.01)	(.09)	(.04)	(.13)

Canadian GAAP (in thousands of dollars)
Consolidated Balance Sheet Data	Six Months Ended December 31 (unaudited)	Six Months Ended June 30	Years Ended December 31
	2006	2006	2005	2004	2003	2002
Current Assets	10,639	5,294	5,239	3,717	2,164	1,438
Current Liabilities	7,178	2,664	3,819	2,459	2,006	2,775
Working Capital (Deficit)	3,461	2,630	1,420	1,258	158	(1,337)
Other Assets	3,127	2,505	1,988	1,244	853	1,000
Total Assets	13,766	7,799	7,227	4,961	3,017	2,438
Capital Lease Obligations	78	88	11	-	-	-
Non-controlling Interests	1,069	937	1,006	470	110	109
Shareholders Equity (Deficit)	5,441	4,110	2,391	2,032	900	(453)

The following selected data has been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Please read the selected data, in conjunction with Note 12 in our unaudited consolidated financial statements for the six months ended December 31, 2006 and Note 14 in our audited consolidated financial statements for the six months ended June 30, 2006 to fully understand all material differences between Canadian GAAP and U.S. GAAP.

Consolidated Income Statement	Six Months Ended December 31,
	2006	2005

Net income under Canadian GAAP	$1,157,213	$321,930

(a) Marketable securities – realized gains and losses	(258,411)	(409,635)
(b) CIBT revenue recognition	-	(104,981)
(c) Changes in ownership of CIBT	(148,676)	(341,593)

Net income (loss) under US GAAP	$750,126	$(534,279)

Basic and diluted earnings (loss) per share under US GAAP	$0.02	$(0.02)

Consolidated Income Statement	6 months ended June 30, 2006	12 months ended December 31, 2005	12 months ended December 31, 2004

Net income (loss) under Canadian GAAP	$363,197	$(358,771)	$(2,643,993)

(a) Marketable securities – realized gains and losses	(162,592)	(409,635)	-
(b) CIBT revenue recognition	182,449	11,206	(77,794)
(c) Changes in ownership of CIBT	92,618	(615,550)	(34,075)

Net income (loss) under US GAAP	$475,672	$(1,372,750)	$(2,755,862)

Basic and diluted earnings (loss) per share under US GAAP	$0.01	$(0.04)	$(0.09)

Comprehensive Income (Loss)	Six Months Ended December 31,
	2006	2005

Net income (loss) under US GAAP	$750,126	$(534,279)

(a) Marketable securities – unrealized holding gains and losses	(15,268,241)	14,191,209
(e) Foreign currency translation adjustments under Canadian GAAP	(2,849)	-

Comprehensive income (loss) under US GAAP	$(14,520,964)	$13,656,930

Comprehensive Income (Loss)	6 months ended June 30, 2006	12 months ended December 31, 2005	12 months ended December 31, 2004

Net income (loss) under US GAAP	$475,672	$(1,372,750)	$(2,755,862)

(a) Marketable securities – unrealized holding gains and losses	3,870,893	14,191,209	-
(e) Foreign currency translation adjustments under Canadian GAAP	(161,950)	-	-

Comprehensive net income (loss) under US GAAP	$4,184,615	$12,818,459	$(2,755,862)

Consolidated Balance Sheets	December 31, 2006	June 30, 2006

Total assets under Canadian GAAP	$13,766,448	$7,799,064

(a) Carrying value of marketable securities	1,963,223	17,489,875

Total assets under US GAAP	$15,729,671	$25,288,939

Total liabilities under Canadian and US GAAP	$7,256,109	$2,751,635

Total shareholders’ equity under Canadian GAAP	$5,441,220	$ 4,110,016

(a) Marketable securities – realized and unrealized gains and losses	1,963,223	17,489,875

Total shareholders’ equity under US GAAP	$7,404,443	$21,599,891

Consolidated Balance Sheets	June 30, 2006	December 31, 2005

Total assets under Canadian GAAP	$7,799,064	$7,227,595

(a) Carrying value of marketable securities	17,489,875	13,781,574

Total assets under US GAAP	$25,288,939	$21,009,169

Total liabilities under Canadian GAAP	$2,751,635	$3,830,113

(b) CIBT deferred revenues	-	182,449

Total liabilities under US GAAP	$2,751,635	$4,012,562

Total shareholders’ equity under Canadian GAAP	$4,110,016	$2,391,379

(a) Marketable securities – realized and unrealized gains and losses	17,489,875	13,781,574
(b) CIBT revenue recognition	-	(182,449)

Total shareholders’ equity under US GAAP	$21,599,891	$15,990,504

Currency and Exchange Rates

Canadian Dollars Per US Dollar
	Six Months Ended December 31	Year Ended June 30	Year Ended December 31
	2006	2006	2005	2004	2003	2002
Average for the period	1.13	1.13	1.21	1.30	1.40	1.57

For the month of
	April 2007	March 2007	February 2007	January 2007	December 2006	November 2006
High for the period	1.16	1.18	1.19	1.18	1.17	1.15
Low for the period	1.15	1.15	1.16	1.16	1.14	1.13

Exchange rates are based upon the noon rates of the Bank of Canada. The noon rate of exchange on April 26, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars into US dollars was US$0.8927 (US$1.00 = C$1.1202) .

B.           Capitalization and indebtedness

The following table sets forth our consolidated indebtedness under Canadian GAAP as at March 31, 2007 and June 30, 2006:

Canadian GAAP (in thousands of dollars)	March 31, 2007	June 30, 2006
Short-term debt	0	0
Capital lease obligation	68	88
Non controlling interest in investments	1,213	937
Long-term debt	0	0

The following table sets forth our consolidated capitalization under Canadian GAAP as at March 31, 2007 and June 30, 2006:

Canadian GAAP (in thousands of dollars)	March 31, 2007	June 30, 2006
Shareholders’ Equity
Share Capital – Common Shares	25,135	20,137
Contributed Surplus	1,035	896
Treasury shares held	(681)	(331)
Unrealized Foreign Exchange losses	(138)	(162)
Deficit accumulated during development stage	(15,385)	(16,430)
Total Shareholders’ Equity	9,966	4,110
Total Capitalization at net book value	9,966	4,110
Number of shares issued	42,766,960	35,552,630

C.           Reasons for the offer and use of proceeds

Not Applicable.

D.           Risk factors

In addition to other information in this Registration Statement, the following risk factors should be carefully considered in evaluating our business because such factors may have a significant impact on our business, operating results and financial condition. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. Also, actual results could differ materially from those projected in any forward looking statements.

Risks Related to Our Businesses

We depend upon the acquisition and maintenance of numerous approvals to conduct our business in China. Failure to obtain or renew these approvals will adversely affect our operation in China.

We are dependent upon numerous approvals in China, including, without limitation, campus approvals, and program approvals to conduct our business. While we believe that all steps necessary to obtain or maintain these approvals have been taken and will be taken, the failure to obtain or renew these approvals will have a material adverse impact on our business and financial condition. It is also possible that new laws and regulations governing the education business in China will prohibit or restrict foreign investment in the education business and operation, which could prevent us from obtaining or renewing our governmental approvals. Accordingly, we may have to cease our education business in China. You may lose your entire investment.

Uncertainties with respect to the Chinese legal system could adversely affect us.

Our operations in China are governed by Chinese laws and regulations. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedent value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Operating in China involves a high risk that restrictive rules and regulations could change. For example, one of our subsidiaries, CIBT, is subject to laws and regulations applicable to wholly foreign-owned enterprises and foreign investments in China. It is possible that the relative Chinese authorities could, at any time, assert that any portion or all of our existing or future ownership structure and businesses violate existing or future Chinese laws and regulations.

In addition, the Chinese legal system is based in part on governmental policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. If the relevant Chinese authorities find us to be in violation of any Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation, the following:

  levying fines;
  revoking our business licenses and other approvals;
  requiring us to restructure our ownership or operations; and
  requiring us to discontinue any portion or all of our education business.

Our financial condition and results of operations may be adversely affected by the uncertainties of the Chinese legal system or any changes in the laws and regulations that are applicable to us.

We are especially subject to uncertainty related to the tax systems in China and any uncertainty in taxation could negatively affect our results of operations.

Through our subsidiaries, we conduct a significant amount of our business in China. China currently has a number of laws related to various taxes imposed by both national and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. In contrast to more developed market economies, laws related to these taxes have not been in force for a significant period, Therefore, implementing regulations are often unclear or nonexistent. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations thus, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. Any regulatory uncertainty in taxation could negatively affect us through increased operating costs, which could have a material adverse effect on our results of operations.

We and our subsidiaries may not be able to enforce our agreements in China.

Chinese law governs most of our material agreements. There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations, governing the enforcement and performance of our contractual arrangements. Although we use Chinese lawyers to assist us in preparing our agreements, there can be no assurance that we can enforce any of our material agreements or that remedies will be available outside of China. China's system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as U.S. or other laws. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgment by a court of another jurisdiction. The inability to enforce or obtain a remedy under the foregoing agreements would have a material adverse impact on us.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we conduct a significant portion of our operations in China and most of our directors and officers reside outside the U.S.

We conduct a substantial portion of our operations in China through CIBT, our wholly owned subsidiary in China. Most of our directors and officers reside outside the U.S. and some or most of the assets of those persons are located outside the U.S.. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals outside the U.S. in the event that you believe that your rights have been infringed under the securities laws or otherwise.

A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against us or any of our directors and officers predicated solely upon such civil liabilities. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in China by a Chinese court. China does not have treaties with the U.S. providing for the reciprocal recognition and enforcement of judgment of courts. Even if you are successful in bringing an action of this kind, the laws of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Consequently, you may experience difficulties in effecting service of legal process or enforcing foreign judgments based on U.S. or other foreign laws against us or our management.

Adverse changes in economic and political policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

As we expect an increasing portion of our education business operations to be conducted in China, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The economy of China is a planned economy subject to five-year and annual plans adopted by the government that set down national economic development goals. Policies of the Chinese government can have significant effects on the economic conditions of China. The Chinese government has confirmed that economic development will follow a model of market economy under socialism. Under this direction, we believe that the Chinese government will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces.

However, an adverse change in the trend in economic and political policies may materially affect our business, prospects and financial condition. For example, since early 2005, the Chinese government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

We are subject to limitations on our ability to convert Chinese currency.

China's national currency, the “Yuan” or “RMB”, is not a freely convertible currency. The Chinese government imposes controls on the conversion of RMB to foreign currencies and, in certain cases, the remittance of currencies out of China. As our Chinese business expands, we expect to derive an increasing percentage of our revenues in RMB. Under our current structure, we expect our income will be primarily derived from our Chinese subsidiary, CIBT. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiary and our affiliated entities to remit sufficient foreign currency to make payments to us, or otherwise satisfy their foreign currency denominated obligations.

Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required when RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. The foreign exchange control system may prevent us from obtaining sufficient foreign currency to satisfy our demands, which may adversely affect our business and development.

We are exposed to currency exchange risk which could cause our reported earnings or losses to fluctuate.

Although we prepare and report our financial results in Canadian dollars, a portion of our sales and operating costs may be denominated in RMB or US dollars. In addition, we are exposed to currency exchange risk on any of our assets that we denominate in RMB or US dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to RMB or the US dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our RMB or US dollar assets into Canadian dollars. Consequently, our reported earnings or losses could fluctuate materially as a result of foreign exchange translation gains or losses.

Fluctuation in the value of RMB may have a material adverse effect on our operation.

The value of RMB against the Canadian dollar or US dollar may fluctuate and is affected by, among other things, changes in political and economic conditions in China. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the RMB to the US dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed zone against a group of foreign currencies. This change in policy has resulted in a slight appreciation of the RMB against the US dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the Chinese government to adopt a more flexible currency policy, which could result in a further and significant appreciation of the RMB against the US dollar. As our Chinese business continues to grow, a greater portion of our revenues and costs will be denominated in RMB, while our consolidated financial statements are denominated in Canadian dollars. We do not currently engage in currency hedging transactions.

We expect that any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of our Common stock denominated in Canadian or US dollars. For example, an appreciation of RMB against the US dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert Canadian or US dollars into RMB for such purposes.

Inflation in China could negatively affect our profitability and growth.

While the Chinese economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth in China leads to growth in the money supply and rising inflation. If prices for our programs rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the Chinese government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can control inflation, but lead to a slowing of economic growth.

We have limited business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may result in our incurring substantial costs and the diversion of our resources.

Loss of certain key personnel may adversely impact our business.

The success of our business will depend on the management skills of Toby Chu, our President and Chief Executive Officer, and Tim Leong, our Chief Financial Officer, and the relationships they have with educators, administrators and other business contacts they have in China and North America. The loss of the services of any of our key personnel could impair our ability to successfully manage our business in China and North America. We also depend on successfully recruiting and retaining qualified and experienced managers, sales persons and other personnel who can function effectively in China and North America. In some cases, the market for these skilled employees is highly competitive. We may not be able to retain or recruit such personnel on acceptable terms to us, which could adversely affect our business prospects and financial condition.

Our Chinese business may fail due to loss of our educational service providers.

We are heavily dependent on facilities and services provided by our certain third party service providers (“educational service providers”) either in China or in the U.S. We cannot be assured that the cooperation agreements with the educational service providers will continue on terms acceptable to us or not be revoked by them. Also, our Chinese business is indirectly based on the success of our educational service providers. If we lose our current educational service providers, we may be unable to enter into similar cooperation agreements with other parties to provide us with campuses, facilities, or services on acceptable terms, and this may materially and adversely affect our operations.

Our quarterly results of operations are likely to fluctuate based on our seasonal student enrollment patterns.

Our business is a seasonal business with the bulk of the revenues coming to us as students commence the new school term. In reviewing our results of operations, you should not focus on quarter-to-quarter comparisons. Our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Our quarterly results of operations have tended to fluctuate as a result of seasonal variations in our education business in China, principally due to seasonal enrollment patterns. Changes in our total student population may influence our quarterly results of operations. Our student population varies as a result of new student enrollments, graduations and student attrition. Historically, our revenue in the third and fourth fiscal quarters has generally benefited from increased student matriculations.

Our institutes’ academic schedule generally does not affect our costs and our costs do not fluctuate significantly on a quarterly basis. Fluctuations in quarterly results, however, may impact management's ability to accurately project the available revenue necessary for operating and growing expenses through internal funding. We expect quarterly fluctuations in results of operations to continue as a result of seasonal enrollment patterns. These patterns may change, however, as a result of new campus openings, new program offerings and increased enrollment of adult students. Our operating results have fluctuated and may continue to fluctuate widely.

Our success depends, in part, on our ability to keep pace with changing market needs.

Our success significantly depends on acceptance of our programs by prospective students or employers. Economic and employment markets are developing rapidly. If we are unable to adequately respond to changes in market requirements, the rates at which our graduates obtain jobs could suffer and thus our ability to attract and retain students could be impaired. Accordingly, it is important for us to develop our programs or create new programs in response to changes in the economic and employment markets. We may not have enough funds to develop our current programs or create new programs. Even if we are able to expand our current programs or develop acceptable new programs, we may not be able to begin offering these new programs as quickly as our competitors offer similar programs.

The markets in which we will compete are intensely competitive and we may not be able to compete successfully.

The education and advertising markets in which we expect to compete are intensely competitive. We expect significant competition from the existing competitors in the education and advertising markets, most of which are substantially larger and have greater operating histories and records of successful operations; greater financial resources, technical expertise, managerial capabilities and other resources; more employees; and more extensive facilities than we have or will have in the foreseeable future. In addition, without sufficient experience in a competitive Chinese market, we may face more difficulties than existing competitors. Our operation may fail due to our inability to compete with the existing competitors in the rapidly changing markets.

We may need additional capital to fully carry out our proposed expansion plan, and we may not be able to further implement our business strategy unless sufficient funds are raised, which could cause us scale back our proposed plan or discontinue our expansion.

We will require significant expenditures of capital in order to carry out our full expansion plan. We estimate we need a financing of $5,000,000 to complete our proposed expansion plan for the next year. We raised a total of approximately $5,600,000 by a 8% debenture financing on April 25, 2007. We estimate we can generate net revenues and a net profit over the next 12 months. We believe that we currently have enough financing to support our expansion. However, we may need additional financing, if we dramatically underestimate the expenses we will need for our planned expansion. We plan to obtain the necessary funds by private placements or loans, if we need. We may not be able to raise those amounts from our planned sources. In addition, our actual results of operations are difficult to predict. If we are not able to obtain the necessary additional financing, our business will be adversely affected.

Our ability to obtain additional financing is subject to a number of factors, including the market price of our common stock, our competitive ability, market conditions, investor acceptance of our business or our expansion plan, political and economic environment of countries where we are doing business, and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce, delay or cancel our planned activities. We cannot assure you that we will have sufficient resources to successfully conduct our expansion, or that we will be able to obtain any additional funding required, either or which events we may not be able to continue our expansion or our expansion plan may fail.

Risks Related to Our Securities

The issuance of shares upon the exercise of options and warrants may cause immediate dilution to our existing shareholders.

The issuance of shares upon the exercise of options and warrants may result in dilution to the interests of other stockholders. As of April 12, 2007, we have outstanding options to purchase 2,890,000 common shares at an exercise price from $0.30 to $0.80 per share until 2008 to 2011 and outstanding warrants to purchase 4,578,938 common shares at an exercise price of $0.58 or $0.80 per share until April 5, 2008 or February 13, 2009. The outstanding options and warrants would result in an additional 7,468,938 shares issued if all were exercised. This would increase our outstanding shares by approximately 14.9% and result in an immediate dilution to the existing shareholders. Conversion of the outstanding options and warrants may also depress the price of our common stock, which may cause investors or lenders to reconsider investing in us and thus adversely affect our financing efforts.

You may be unable to sell your shares due to our limited trading market.

Our common shares are quoted on the TSX Venture Exchange and therefore have only a limited trading market. There is currently no trading market for our common shares in the U.S.

We intend to apply to the OTC Bulletin Board for the trading of our common stock. This process takes at least three months and the application must be made on our behalf by a market maker. We have not engaged an authorized OTC Bulletin Board market-maker for sponsorship of our securities on the OTC Bulletin Board. Trading of securities on the OTC Bulletin Board is often sporadic and investors may have difficulty buying and selling or obtaining market quotations, which may have a depressive effect on the market price for our common stock.

Our shares would be classified as penny stocks and are covered by Section 15(g) of the Securities Exchange Act (the “Exchange Act”) which imposes additional sales practice requirements on brokers-dealers who sell our securities in this offering or in the aftermarket. For sales of our securities, the broker-dealer must make a special suitability determination and receive from you a written agreement prior to making a sale for you. Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market. We do not know if a more active trading market will ever develop. You may be unable to sell your shares due to our limited trading market.

We do not intend to pay dividends and there will be less ways in which you can make a gain on any investment in CAG.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may likely prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in CAG will need to come through appreciation of the stock’s price.

We indemnify our directors and officers against liability to CAG and our stockholders, and the costs of this indemnification could negatively affect our operating results.

Our articles of incorporation allow for the indemnification of officers and directors in regard to their carrying out the duties of their offices. The articles of incorporation also allow for reimbursement of certain legal defenses. As to indemnification for liabilities arising under the Securities Act for directors, officers or persons controlling CAG, we have been informed that in the opinion of the SEC such indemnification is against public policy and unenforceable.

Since our directors and officers are aware that they may be indemnified for carrying out the duties of their offices, they may be less motivated to ensure that they meet the standards required by law to properly carry out their duties, which could have a negative impact on our operating results. Also, if any director or officer claims against us for indemnification, the costs could have a negative effect on our operating results.

Fluctuation and impairment of marketable securities will materially impact our net income and thus, our stock price.

Marketable securities are carried at the lower of cost and market value. Fluctuation of market price of marketable securities could adversely impact our net income. As of December 31, 2006, we owned 7,048,674 common shares of Sun New Media Inc. (OTCBB: SNM) with a market value of approximately $5,900,000. We have no control over the market price of those shares and cannot predict the possible impact to our financial result. In addition, since our investment in marketable securities is concentrated in the common stock of a single company, a slight decline in the price of these shares may produce a material decrease in our net income and thus, our stock price.

ITEM 4. Information on the Company

We were founded by Toby Chu, our current President and Chief Executive Officer, on November 17, 1986. We currently have two subsidiaries, CIBT and IRIX. Our principal operational activities are carried out through our subsidiary, CIBT. We are focused primarily on our education and training business in China. According to World Population Prospects, China has a population of approximately 1.3 billion people with approximately 400 million people living in the large cities. Our main target is recent college graduates or working persons in the large cities of China. IRIX is a multimedia service and advertising agency headquartered in Vancouver, British Columbia, Canada.

During 2006, 72% of our revenues were earned from our Education business in China. Approximately 28% of total revenues were derived from our advertising and other businesses. In 2007, we plan to increase our ownership interest in CIBT. Also, we plan to sell our subsidiary IRIX in the near future in order to concentrate more fully on our Education business in China. Currently those proposed plans are in an initial stage, even though we have identified a buyer for IRIX.

We sold SEG, our former subsidiary, in 2005 to allow us to focus on our education business in China. SEG provided broker-dealer financial services and owned a licensed broker dealer firm in California.

In the long term we plan to build our reputation and continue to expand our education services in China. Over the next 12 months our goals are as follows:

  add a new program into our education business;
  develop our current programs and campuses;
  increase revenues from increased student enrollment;
  maintain relationships with the educational service providers and Chinese authorities;
  find a new educational service provider to provide us a new campus;
  find new educational service provider to provide us with services and facilities; and
  promote our current programs

A.           History and Development of our Company

In 1994, we established CIBT as a subsidiary with the aim of providing education services in China.

CIBT began recruitment of students and commenced operations in December 1995 initially offering Business English and Computer Applications classes.

CIBT entered into an educational service provider agreement with City University (CU) (Washington, U.S.A.) to deliver City University's curriculum to, and to facilitate degree programs in, Beijing, China.

In July 2000, we signed a letter of intent with IRIX whereby we acquired 51% interest in IRIX.

In March 2002, CIBT entered into an educational service provider’s agreement with ITT Educational Services, Inc. (“ITT”), which provides CIBT the right to deliver ITT information technology courses on an exclusive basis in Beijing.

In September 2002, CIBT launched its new information technology program in China.

In October 2002, CIBT opened a new 107,000 square foot training complex in Beijing, comprising approximately 40,000 square feet of teaching and administrative space.

In June 2003, we achieved the rank of the 59th fastest growing company in Canada. This ranking was published in the "PROFIT 100, the 15th annual ranking of Canada's Fastest-Growing Companies" by PROFIT: Your Guide to Business Success.

In October 2003, CIBT signed an agreement with Western International University (“WIU”) to deliver WIU's bachelor and master degree programs to Chinese Students.

In February 2004, we jointly began to offer bachelor degree programs with Beijing University of Technology (“BJUT”), ITT and WIU.

In April 2004, we completed a private placement through Union Securities Ltd. raising gross proceeds of $1.5 million.

In August 2004, CIBT entered into an agreement with Weifang University (“WU”) to acquire 60% of Beihai College, a subsidiary of Weifang University located in Weifang city, Shandong province, China. In January 2005, CIBT Beihai International College started its business officially.

In December 2004, we increased our ownership position in our subsidiary, CIBT, by purchasing previously issued shares of CIBT from minority shareholders through private transactions and also by converting into common shares up to $500,000 of loans previously advanced to CIBT.

In May 2005, we celebrated the grand opening of CIBT's new Executive Training Center located in the middle of the Central Financial District of Beijing. This new facility is comprised of a classroom, a conference room, and a student lounge/research center, occupying approximately 3,000 square feet of office space.

On September 1, 2006, we opened CIBT WyoTech Automotive Institute in Weifang City, China in order to deliver our automotive technical training program.

On March 15, 2007, we entered into a settlement agreement with our subsidiary CIBT to settle a debt of approximately $1,740,000. On April 24, 2007, we purchased 1,548,678 common shares of CIBT at a price of approximately $1.04 per share. After the completion of two transactions, our beneficial ownership in CIBT increased from 76% to 80%.

On April 25, 2007 we successfully closed a total of approximately $5.6 million of the private placement of 8% debenture due on April 24, 2010. This debenture financing allows us to expand our educational business in China.

B.           Business Overview

Since we are focused primarily on our education and training business in China and we plan to dispose of our subsidiary, IRIX, we will not discuss IRIX’s graphic design and advertising business. In 2007, we have identified a potential buyer for IRIX and we are currently in negotiations. However, there is no assurance as to whether the proposed deal will successfully close or the timing of the process, since we may not obtain the acceptable terms or the negotiation may take longer than expected.

Introduction to the Chinese Market

The Chinese post-secondary education industry, particularly the market for business, IT and automotive technician training programs, is large and growing quickly due to a variety of economic, political, and demographic reasons.

In 2001, China joined the World Trade Organization (“WTO”). Membership of the WTO usually may enhance a country’s economic efficiency and results as the economy develops. Based on the gross domestic product (“GDP”), China is the fourth largest economy in the world after the US, Japan and Germany, with a GDP of $1.8 trillion in 2005. GDP has grown at an annual rate of 11.4% over the last five years. China’s gross domestic product is expected to reach $2.3 trillion by 2008, a compound annual growth rate of 8.1% from 2005 (source: 2005 China Statistical Yearbook, China Country Monitor). China’s demographics are a key factor in its large and growing economy. With a population of approximately 1.3 billion people, China is the most populous country in the world (source: World Population Prospects).

Our business targets people living in the large cities within China, as it is easier to open a school in a large city that will attract an adequate number of students. There are currently approximately 400 million people living in the large cities in China (source: the Statistical Almanac of Chinese Population, 2001).

We originally focused on the educational market in Beijing, China, but now we are shifting our business to other large Chinese cities with a population of 3 – 10 million people. This strategic change is largely because we believe our competitors are ignoring the educational markets in those less-developed cities. This allows us to obtain attractive terms when negotiating with our educational service providers.

Structure of the Chinese Education System

China’s educational system consists of preschools, kindergartens, schools for the deaf and blind, primary schools, secondary schools and various post-secondary institutions. In 1986, the Chinese government enacted legislation mandating nine years of compulsory education, consisting of six years of primary education and three years of junior middle school education. Following junior middle school, students either continue to senior middle school or secondary vocational and technical school. Both senior middle school and secondary vocational and technical school consist of three year programs. Secondary vocational and technical schools train medium-level skilled workers, farmers, and managerial and technical personnel. The Chinese government provides free education for students with the completion of secondary school, following which students must pay for their education.

Following completion of secondary school, students take the National College Entrance Examination which is held annually in July and determines college admissions. Chinese post-secondary educational institutions are classified into three levels by the Ministry of Education.

Level I universities are the top universities in the country, with well respected educators and a record of educational and scientific achievements. Level II universities are generally less exclusive and prestigious. Level III universities are post-secondary vocational and technical schools. Once the National College Entrance Examination results are available, students are matched into universities by the government authorities according to the student’s test results and preferences.

Education is funded by a variety of sources: Level I universities (normally controlled directly by the national government) are generally funded by the national financial pool; Level II universities (mainly controlled by provincial governments) are supported by provincial governments or fund raising projects initiated by these universities themselves; schools sponsored by town and village governments and by public institutions (mainly Level III universities) are mainly financed by town and village governments or by the sponsor institutions; private schools (normally Level III schools) are funded by sponsors.

Demographic Trends

From 2004 to 2008, China’s population of 18 to 20 year-olds is expected to increase from 103.0 million to 116.7 million. Additionally, the post-secondary education enrollment rate is expected to increase for this age group from 18% in 2004 to 25% in 2008 (Source: Research Education Development, Minister of Education). China’s current annual enrollment in higher education has more than doubled since 1998. This accelerated rate of enrollment growth has placed a strain on China’s post-secondary education system to provide enough seats to meet the demands of the million of Chinese students seeking higher education. China’s growing economy is also placing a strain on the educational system to produce sufficient management and skilled technical workers with western-style training. Our western-style educational programs are to implement western educational contents, teaching techniques, and provide training adhering to western countries’ standards in Chinese schools.

In the U.S. there are 4,084 post-secondary institutions. With a population four times that of the U.S, China has only 1,600 universities to meet the academic needs of its country. It is estimated that in 2006, only 2.0% (up from 1.3% in 2002) of the Chinese population will be enrolled into post-secondary institutions (source: 2005 China Statistical Yearbook, China Information Centre, U.S. Census Bureau, National Center for Education Statistics).

The deficiency in the number of higher educational institutions, comparing to the number of students eligible to apply for admittance, gives an opportunity to private colleges. Also, the rapid growth of China’s economy has created a tremendous demand for personnel with international skills that traditional universities are not equipped to teach or choose not to teach. From the students’ perspective, private technical schools appear more attractive than the traditional universities because of their shorter program duration and market-driven design of programs.

For-Profit Post-Secondary Education Market

In recognizing the deficiency in higher education schools, the Chinese government enacted legislation in 1984 to support the development of for-profit private educational institutions as a means of providing schooling for millions of students. The Chinese government encourages for-profit educational institutions to provide higher education and to implement western-style educational content and teaching techniques in Chinese schools. For-profit education is attractive to the Chinese government, as it provides a fast route to enhance the overall level of education in China, thereby catching up with western educational standards, and to produce an educated modern workforce capable of building China’s economy.

Market Opportunity for our Programs

We focus our educational program offerings in several key areas as follows:

1.    Information Technology

In recent years, international companies have started to move technology-intensive manufacturing industries, marketing operations, purchasing offices, product devilment, and human resource development to China. China Computer World Research predicts that from 2005 – 2009 the information technology (“IT”) sector in China will see a compounded annual growth rate of 18.5% . Total IT spending is projected to reach $85 billion by 2009, according to the Gartner Group. The major drivers of growth will be the government, commercial enterprises and individual demand for IT products and services. IT investment in the educational sector is expected to enter a period of stable growth.

2.    Business

One of the results of China’s economic transition is an increased demand for management personnel, particularly those with a strong comprehension of managing in a market-based economy. Traditional Chinese management approaches have been primarily shaped by experiences under a centrally planned economy, which has led to a lack of understanding of market-oriented philosophies. As the Chinese economy continues to grow, we will see an increasing shortage of management personnel who are able to understand and implement western-style management skills in the areas of marketing, financial management, inventory controls, human resources and international business rules. The broader implication is a shift in the skill set required to successfully manage the more complex sectors that emerge, which will place a greater emphasis on obtaining a business degree that will provide an individual with the ability to understand new business philosophy. The projected gap between market supply and demand is particularly large in China’s large cities.

3.    Automotive Technical Training

According to the China Association of Automobile Manufacturers, there are over 355 automobile brands in China with total automobile output of 5.6 million in 2004. China has 20 million private vehicles in use and this number is expected to reach 56 million by 2010. The Chinese automobile insider, Cheshi.com, estimates a $4.8 billion annual market of Chinese automotive repair and maintenance. The industry currently employs 2.4 million people and is growing by 10% each year. However, of these 2.4 million automotive technicians, 70% have received only a junior high school education. Additionally, in China, less than 20% of the automotive technician labor forces are able to diagnose and fix automobile problems as compared to 40% in Japan and 80% in the U.S. This lack of highly skilled automotive technicians presents an opportunity to offer western-style automotive technical training to Chinese students seeking automotive technical training programs adhering to western-style automotive servicing standards.

Programs

Our subsidiary CIBT is a post-secondary education provider in China. We provide masters, bachelors, diplomas and certificates in business, information technology and automotive technical training. We also provide Corporate and Executive Training program and Business English program to managers or senior officers working with domestic, foreign or international companies or government departments in China. The details of our programs are as follows:

Name of Program	Duration of Program	Description
Business Program - MBA	two years

The MBA program is designed to develop a solid foundation for making sound business decisions by providing a ground in general management principles, finance, marketing and project management. This program consists of 15 courses.

Business Program – Bachelor degree	four years (two years in CIBT)

The Business Bachelor program provides students with basic knowledge of business, administration and international business management, together with communication skills, and interpersonal skills. This program consists of 23 courses. Students will spend two years on CIBT and another two years on the educational service providers.

Information Technology Program (IT program)	three years	We offer our IT diploma in multimedia design, software engineering and applied service management. Our IT program consists of 20 courses.
Automotive Technical Training Programs (auto programs)	From three months to three years

Our auto program is designed to teach students how to disassemble, inspect and assemble engines and accessories, cooling systems, transmissions and clutches, drive lines, braking and suspension systems. Different numbers of courses are provided depending on the duration. This program includes a short term program (three months), mid-term program (eighteen months) and a three-year program.

Corporate and Executive Training Program (CET program)	three years

The CET program aims to provide managers or senior officers with organizational and interpersonal skills in order that they can work effectively with others and adapt to a culturally diverse business environment. Students will learn American management skills and modern business dynamics to develop their capacity to work under pressure and build leadership and coaching skills.

2+2 Program or 1+1 Program (Joint Program)	four years or two years

We offer two cooperative international bachelor degree programs, 2+2 Program and 1+1 Program. The 2+2 Program allows students to spend two years studying at our Shuanglong CIBT campus before completing the final two years at one of our overseas educational service providers’ campuses. The 1+1 Program allows students to study for one year at our Shuanglong CIBT campus and then spend the final year at one of our overseas educational service providers’ campuses.
English Program	From one month to four months

Our English program includes a one month English program and a weekend English program (four months). These programs are intended to assist students to develop listening and speaking skills and recognize and practice grammatical structures and sentence patterns.

English Teacher Program	nine months

We provide a program to English teachers. This program is designed for English teachers with high- intermediate to advanced English proficiency. Topics are inspired by current language teaching approaches, methods and practices and designed for students’ interests and needs.

Business English Program	three years	We offer a diploma program in business English. The business English program focuses on business conversation, business issues, presentation skills and business document writing.

Student Enrollment Statistics

As at December 31, 2006, we had a total student enrollment of 3,328. In 2007, the number of enrolled students is approximately 3,000. The quarterly enrollment statistics for the last two years are as follows:

Quarterly End Date	Total Enrollment
March 31, 2005	1,603
June 30, 2005	1,437
September 30, 2005	2,508
December 31, 2005	2,404
March 31, 2006	2,633
June 30, 2006	2,695
September 30, 2006	3,290
December 31, 2006	3,328

Tuition Fees

The tuition fees of our programs vary due to different courses being provided by the different educational service providers. The following table provides an average tuition fee for a program and an average cost paid to the educational service providers for each program:

Name of Program	Educational Service Providers	Tuition Fees ($)	Average Educational Service Provider’s Costs as Percentage of Tuition
Business Program - MBA	City University	7,000	26%
	Beijing University of Technology	3,400	6.8%
Business Program – Bachelor degree	Western International University (1)	5,000	19.2%
Information Technology Program (IT program)	Weifang University	3,600	49.6%
Automotive Technical Training Programs (auto programs)	Wyotech Institute (2)	315 for three months program; 2,900 for eighteen months	14%
		5,900 for three years	30.8%
Corporate and Executive Training Program (CET program)	Weifang University	3,600	49.6%
2+2 Program or 1+1 Program	Beijing University of Technology	4,300 for 2+2 Program; 3,700 for 1+1 Program	10%
English Program	No educational service providers	60 per month	-
English Teacher Program	No educational service providers	60 per month	-
Business English Program	Weifang University	3,600	49.6%

(1) Western International University is a subsidiary of Apollo Group Inc. (NASDAQ: APOL).

(2) Wyotech Institute is a subsidiary of Corinthian Colleges, Inc. (NASDAQ: COCO).

Teachers

Currently we employ 18 full time teachers and approximately 100 part time teachers in China. We also have two temporary teachers from North America. The teachers in Anyang and Zhengzhou campuses are provided by our educational service providers. We currently do not have any of our own teachers in these campuses. Our teacher information is as follows:

	Number of teachers	Average compensation
Full Time - Beijing	11	$750 per month
Part Time – Beijing	100	$20 - $75 per hour
Full Time – Weifang	7	$300 per month
Temporary - North America	2	$600 per month

Campuses

We provide our programs from seven campuses listed below. Of the seven campuses, two campuses in Anyang and Zhengzhou are not rented by us. In these two campuses we only provide courses there.

Campus	Establishment or Starting Date	Size (Square Feet)	Location
BJUT Campus	September 1999	20,000	Beijing, Capital of China
Shuanglong CIBT Campus	September 2002	107,000	Beijing, Capital of China
Executive Training Center	May 2006	1,470	Beijing, Capital of China
CIBT Beihai International College	May 2005	20,000	Weifang, Shangdong province
CIBT Wyotech Automative Institute	September 2005	43,000	Weifang, Shangdong province
CIBT Anyang Teachers Training Center	December 2005	1,000	Anyang, Henan province
Zhengzhou Campus	September 2006	10,000	Zhengzhou, Henan province

Educational Service Providers

As of April 12, 2007, we have six educational service providers, two Chinese educational service providers and four US educational service providers. The two Chinese educational service providers are both Chinese public universities: Beijing University of Technology and Weifang University. The four US educational service providers are City University, ITT Educational Services, Inc., Western International University, and Wyotech Institute.

Information of our educational service providers and the educational service provider agreements is as follows:

Name of Educational Service Providers	Duration of Educational Service Provider agreements	Termination Provision	Exclusive Right	Payment term (Average Educational Service Provider’s Costs as Percentage of Tuition)
Beijing University of Technology (1)	From December 3, 2004 to September 1, 2007	The parties can decide to terminate or renew the agreement in six months before the expiration date.	No	6.8% of tuition for MBA program; or 10% of tuition for 2+2 Program and 1+1 Program; and 25% of tuition for BJUT campus
Weifang University (2)	From November 12, 2004 to November 12, 2011	This agreement was signed by three parties, WU, ITT and us. The three parties can decide to terminate or renew the agreement in six months before the expiration date.	No	49.6% of tuition for IT program; No cost until 2014 for the campus
ITT Educational Services, Inc. (3)	From March 18, 2002 to August 31, 2007	Besides the agreement signed by WU, ITT and us, we entered into an agreement with ITT regarding IT program. This agreement may be terminated earlier by a 120-day written notice or	Yes (only 22 provinces in China)	13.5% of tuition for ITT programs

breach of material terms by parties. The agreement can be extended by a written amendment.
City University (4)	General MBA program – from June 1, 2004 to June 30, 2008	This agreement may be terminated earlier by written consent of the parties or breach of material terms by parties.	No	26% of tuition for MBA program
	Boeing MBA program – from November 8, 2005 to June 1, 2007	This agreement will continue to the later of the completion of the full courses of students enrolled in the Boeing MBA program or June 1, 2007.
Western International University (5)	From April 4, 2003 to April 1, 2008	This agreement may be terminated earlier by a 120- day written notice or breach of material terms by parties. The agreement can be extended by a written amendment.	Yes (only in Beijing)	19.2% of tuition
Wyotech Institute (6)	From October 24, 2005 to October 23, 2015	This agreement may be terminated earlier by breach of material terms by parties.	Yes (in China, including Hong Kong and Taiwan)	14% for 3 and 18 month program; 30.8% for 3 year program

1.	Beijing University of Technology is our first Chinese collaborative party. BJUT has approximately 14,000 students and is a public university in Beijing.

2.

Weifang University owns 40% of CIBT Beihai International College. Weifang University is a public university in Weifang and currently has a total enrollment of approximately 41,000 students. We entered an agreement with both WU and ITT relating to different programs except IT programs on November 12, 2004.

3.

ITT (NYSE: ESI) provides technology oriented post-secondary degree programs to approximately 44,000 students at seventy-nine ITT Technical Institutes in thirty-one states in the U.S. Pursuant to the educational service provider agreement about IT program, we have the exclusive right to deliver ITT programs in 22 provinces throughout China.

4.

City University is a not-for-profit private educational institution in Washington USA. City University provides business education at the graduate and undergraduate level at approximately 20 campuses throughout the US, Canada, Europe and Asia. We have two agreements with City University relating to different programs dated June 1, 2004 and November 8, 2005.

5.

WIU, a subsidiary of Apollo Group Inc. (NASDAQ: APOL), provides a range of educational offerings with a focus on business and technology. Apollo and WIU have over 90 campuses and 154 learning centers located throughout the U.S.. We entered into an agreement with WIU to provide WIU bachelor degrees throughout our campuses in Beijing. We have the exclusive right to use the WIU name in Beijing, China for the bachelor degree programs.

6.

WyoTech Institute, a subsidiary of Corinthian Colleges, Inc. (NASDAQ: COCO), provides automotive technical training programs. Corinthian Colleges, Inc. operates 97 colleges in the US, and 33 colleges in seven Canadian provinces, all of which offer diploma programs and associates, bachelors and masters degrees in a variety of fields, concentrating on training in health care, business, criminal justice, transportation maintenance, trades and technology. Wyotech Institute itself offers degree and diploma programs in automotive, aeronautical, diesel, collision/refinishing, motorcycle, marine and personal watercraft, heating / ventilation / air conditioning and plumbing technology as well as specific advanced training programs. Under the educational service provider agreement we have the exclusive right to deliver Wyotech automotive technical training courses throughout China, including Hong Kong and Taiwan.

Target Customers

We focus on providing our services to the Chinese middle class. This is because our management believes that only people in the middle class have the ability to afford higher education, and they are more likely to pursue higher education to enhance their careers. According to the Chinese National Bureau of Statistics, there are currently 166 million Chinese people classified as middle class (defined as households with total assets of $18,000 to $36,000), or 13% of the total population. This number is expected to increase to 341 million by 2010 (25% of the total population), a compound annual growth rate of 16%.

This expected increase is due to the anticipated growth in China’s economy, which create a large consumer base capable of earning and subsequently spending a large amount of disposable income. Our management believes that the strong growth of incomes will generate a middle class that has the financial ability to buy more expensive services.

Competition

We face competition from the following companies:

  US or European-based for-profit post-secondary education companies that also offer western-style educational programs.

  For profit post-secondary education companies offering Chinese language training and professional training programs. This segment consists of thousands of small training companies operating schools with a few dozen to a few hundred students. This segment is the most significant competitor to our IT and Automotive Technical Training programs, for example Nllt School and Aptech School (IT program). Only in Weifang there are three other schools that provide automotive technical training programs: North China Auto School, Lan Xiang Career College, and DAZhong Auto School.

  Not-for-profit post-secondary education companies that offer western-style educational programs. These are typically joint ventures established between U.S. or European universities and Chinese universities and are most often offered in the larger cities. There are currently over 700 of these arrangements in China, and these pose the big competitive threat to the business programs offered by us. For instance, in Beijing Yangtze River Business School and China Agriculture University/Luton University of the United Kingdom provide similar business programs.

  Not-for-profit post-secondary education companies that do not offer western-style educational programs. These are typically public schools run by of the Chinese government, and are our significant competitors. They do not, however, offer western style education.

One of our methods for recruiting students is through China’s National Recruitment System, which matches students to colleges based on results of yearly nationwide examinations and the students’ preference. Currently, our CIBT Beihai International College is part of the National Recruitment System.

To attract students outside of the National Recruitment System, we also employ the following methods:

  Direct and indirect advertising including direct mail, newspaper advertisements, internet marketing and seminars;

  Educational recruiting agents hired outside of Beijing to actively promote the programs and recruit students;

  Referral sources including former and current students, friends, family and alumni; and

  Direct contact with existing and potential corporate clients.

Governmental Approval

Our education operations in China require approvals from various Chinese government authorities. Our management is satisfied that we have applied for all necessary approvals to carry on our education activities in China with the exception of two approvals which are pending. While we believe that we have taken all steps necessary to obtain or maintain these approvals, there is no assurance we can get two pending approvals or renew these approvals. The failure to obtain two pending approvals or renew these approvals will have a material adverse impact on our business.

In order to open our campuses and/or offer our educational programs, we obtained approvals from the following Chinese authorities:

  Ministry of Education - The Ministry of Education is the government’s national agency that is responsible for approvals of all Chinese and foreign bachelor’s and master’s degree programs in the national level.

  Provincial Education Committees – A provincial committee provides provincial approvals to operate a campus or school in the province, as well as approvals for bachelor and master’s degree programs to be offered in the province.

  Municipal Education Bureaus – A municipal education bureau provides municipal approvals to operate a campus or school in the city, as well as approvals for certificate, bachelor or master degree programs to be offered in the city.

The following table describes approvals we have obtained for each of our campuses and for the programs provided in each campus:

Campus	Location	Offered Programs in each campus	Approval Authority
BJUT Campus	Beijing, Capital of China	2+2, 1+1, Business program – bachelor degree	Beijing Education Committee
		MBA	Ministry of Education
		Business program – bachelor degree	Ministry of Education (The approval of a national bachelor degree is pending)
Shuanglong CIBT Campus	Beijing, Capital of China	Business program – bachelor degree	Beijing Education Committee
Executive Training Center	Beijing, Capital of China	English program, MBA bilingual program	Beijing Education Committee
CIBT Beihai International College	Weifang, Shangdong province	IT program, Business English program, CET program, Auto Training Program	Shangdong Education Committee

CIBT Wyotech Automative Institute	Weifang, Shangdong province	Automotive technical training program	Shangdong Education Committee
CIBT Anyang Teachers Training Center	Anyang, Henan province	English Teacher Program	An Yang Education Bureau
Zhengzhou Campus	Zhengzhou, Henan province	2+2 program	Henan Education Committee (pending)

Intellectual Property

We do not currently own any trademarks. We are in the process of registering our trademarks for CIBT, CIBT School of Business & Technology, and the logo associated with these marks in the U.S., Canada and China. We own the copyright to all of the contents of our website, www.cag-global.com.

C. Organizational Structure

We have the following subsidiaries:

Subsidiary	Date of Incorporation	Country of Incorporation	Percentage of Ownership	Principal Business
CIBT	February 9, 1994	British Columbia, Canada	80%	Conduct education and training services in China
IRIX	October 5, 1994	British Columbia, Canada	51%	Provide graphic design and advertising services in Hong Kong, Canada and the U.S.

On March 15, 2007, we entered into a settlement agreement with our subsidiary CIBT whereby we agreed to accept 1,672,888 common shares of CIBT to settle a debt of approximately $1,740,000, representing expenses paid on behalf of CIBT. The settlement price is approximately $1.04 per share. Through the debt settlement, our beneficial ownership in CIBT increased 2% from 76% to 78%.

On April 24, 2007, we purchased 1,548,678 common shares of CIBT at a price of approximately $1.04 per share. After the purchase, our beneficial ownership in CIBT increased 2% from 78% to 80%.

Capital Alliance Group Inc.
CIBT School of Business and Technology Corp. (80%)1
IRIX Design Group Inc. (51%)2
Beijing Fenghua Education Consulting Ltd. (100%)3
CIBT School of Technical Services Inc. (100%)4
CIBT (Hong Kong) Limited (100%)5
CIBT – BJUT School of Business (100%)6
CIBT Weifang Education Management Inc. (100%)7
IRIX Design Group Inc. (California) (100%)8
IRIX Design (Hong Kong) Company Ltd. (100%)9
CIBT Anyang Teachers Training Center (51%)10
CIBT Beihai International College (60%)11
CIBT Wyotech Automotive Institute (100%)12

1. We own 80% of CIBT and the remaining 20% interest is owned by 36 minority shareholders.

2. We only own 51% of IRIX and the remaining 49% interest is owned by Allen Chu, a director of CAG.

3. Beijing Fenghua Education Consulting Ltd., which is wholly-owned by CIBT, was incorporated on September 27, 2006 in Beijing, China.

4. CIBT School of Technical Services Inc., which is wholly-owned by CIBT, was incorporated in British Columbia, Canada on October 31, 2005.

5. CIBT (Hong Kong) Ltd., which is wholly-owned by CIBT, was incorporated in Hong Kong, China on January 12, 1998.

6. CIBT – BJUT School of Business, which is wholly-owned by CIBT, was established in 1995, and its license was renewed on November 18, 2000 in Beijing, China.

7. CIBT Weifang Education Management Inc., which is wholly-owned by CIBT, was incorporated in Weifang, China on December 22, 2002.

8. IRIX Design Group Inc. (California), a wholly-owned subsidiary of IRIX, was incorporated in California, USA on May 4, 1999,

9. IRIX Design (Hong Kong) Company Ltd., a wholly-owned subsidiary of IRIX, was incorporated in Hong Kong, China on October 16, 2000.

10. We own 51% of CIBT Anyang Teachers Training Center, which was established in An Yang, China in November 2005. The remaining 49% interest is owned by the An Yang Education Bureau, a Chinese government.

11. CIBT Beihai International College, a 60% owned subsidiary of CIBT, was incorporated in Weifang, China on December 22, 2004. The remaining 40% interest is owned by Weifang University.

12. CIBT Wyotech Automative Institute, a wholly-owned subsidiary of CIBT Weifang Education Management Inc., was incorporated in Weifang, China on December 14, 2006.

D. Property, Plant and Equipment

We currently rent our principal corporate office at 1200 – 777 West Broadway, Vancouver, British Columbia, V5Z 4J7. The office compromises 3,526 square feet of office space for which we pay a total rent of $70,520 per year for a 50 month term from September 1, 2005 to October 31, 2009. We only use part of the office, approximately 2,000 square feet, and record a rent expense of $40,520 per year. The rest of 1,526 square feet is used by IRIX, one of our subsidiaries, and IRIX records a rent expense of $30,000 per year.

Our subsidiary, CIBT, leases the following office space and classrooms in China:

Name of Campuses	Facility Location	Size and Type (square feet)	Expiration Date	Annual Lease Commitment
BJUT Campus	Beijing University of Technology Chaoyang District, Beijing, China	20,000, classroom facility	2007 (extendable on mutual agreement)	25% of revenue generated from Beijing University of Technology CIBT campus
Shuanglon g CIBT Campus	Shuanglong CIBT Campus Chaoyang District, Beijing, China	107,000, including 67,000 classroom facility and 40,000 office space	2012	Between 12 and 18% of revenue generated from Shuanglong CIBT campus
Executive Training Center	20th Floor of the Chao Wai Men Office Tower, Executive Training Center,Central Financial District Beijing, China	1,470, office space	2010	Approximately $47,000
CIBT Beihai Internation al College	CIBT Beihai International College Weifang University, Weifang, China	20,000, classroom facility	2014	No cost until 2014
CIBT Wyotech Automative Institute	CIBT WyoTech Automotive Institute, Weifang, China`	43,000, classroom facility	2011	Approximately $49,000

We do not presently own any property or real estate.

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our financial statements and the notes thereto included in this Registration Statement under Item 17, including our audited consolidated financial statements for the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004, and our unaudited interim financial statements for the six months ended December 31, 2006. Reference is made to Note 12 in our unaudited consolidated financial statements for the six months ended December 31, 2006 and Note 14 in our audited consolidated financial statements for the six months ended June 30, 2006 for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

We believe that the following discussion contains a number of forward-looking statements. Our actual results and our actual plan of operations may differ materially from what is stated above. Factors which may cause our actual results or our actual plan of operations to vary include, among other things, decision of the Board of Directors not to pursue a specific course of action based on a re-assessment of the facts or new facts, or changes in general economic conditions or risk factors mentioned under “Key Information.” We disclaim any obligation to update information contained in any forward-looking statements.

Overview

Our education enterprises in China have been in operation since 1995, but we just recently began to focus on our education business in China. As of December 31, 2006, we had total assets of $13,766,448 and an accumulated deficit of $15,272,764. As of December 31, 2006, our net tangible book value was $5,052,145 or $0.12 per share. For the six months ended December 31, 2006, we generated net income of $1,157,213. We anticipate that our revenues will increase during the current fiscal year or in the foreseeable future as a result of promoting our current education programs, developing new programs and increasing our tuition fees by 5% - 10%. However, we anticipate that we may incur a loss in the next year due to our proposed expansion plan.

A. Operating Results

Results of operations for the six months ended December 31, 2006, compared to the same period in 2005

We achieved a net income of $1,157,213 for the six months ended December 31, 2006. We had total assets of $13,766,448 and our net book tangible value was $5,052,145 as of December 31, 2006. As of December 31, 2006, we had a working capital surplus of $3,461,195 and had an accumulated deficit of $15,272,764.

Revenues

For the six months ended December 31, 2006, we generated gross revenue of $3,950,077, compared to $2,491,000 for the same period in 2005. The increase of our total gross revenue was derived from a significant increase of revenues in our education business offset by a slight decrease in the design and advertising business. Our revenue was mainly derived from our subsidiaries, CIBT and IRIX. For the six months ended December 31, 2006, our education business realized gross revenue of $2,974,890, which was 75% of total operating revenues, and our design and advertising business realized gross revenue of $641,009 which was 17% of total operating revenues. Other businesses generated gross revenue of $334,178 which was 8% of total operating revenues. Our other businesses revenues came from consulting fees pursuant to the 24-month management advisory services agreement with SEG and 12-month management advisory services agreement with Sun Media Investments Holding Ltd.

For the six months ended December 31, 2005, our education business realized gross revenue of $1,505,519, 60% of total operating revenues, and our design and advertising business realized gross revenue of $843,644, 34% of total operating revenues. Other businesses generated gross revenue of $141,837, which was 6% of total operating revenues. The increase in our education business revenue for the six months ended December 31, 2006 was $1,469,371, or 98%, compared to the same period in 2005. The increase was as result of further expansion and development of educational programs in cooperation with other education service providers. The decrease in revenue from the design and advertising business for the six months ended December 31, 2006 was $202,635, or 24%, compared to the same period in 2005. The decrease was as result of fewer contracts being generated in 2006.

Direct Costs

For the six months ended December 31, 2006, our total direct costs were $1,645,413, compared to $1,088,338 for the same period in 2005. The increase of direct costs for the six months ended December 31, 2006 was $557,075 or 51% compared to the same period in 2005, due to a corresponding increase of revenues. For the six months ended December 31, 2006, direct costs of our education business were $1,378,424, which was 84% of total direct costs, and direct costs of our design and advertising business were $266,989, which was 16% of total direct costs.

During the six months ended December 31, 2005, direct costs of our education business were $635,185, which was 58% of total direct costs, and direct costs of our design and advertising business were $453,153, which was 42% of total direct costs.

Net Revenues

For the six months ended December 31, 2006 we generated net revenue of $2,304,664 compared to $1,402,662 for the same period in 2005. For the six months ended December 31, 2006, our education business realized net revenue of $1,596.466 and our design and advertising business realized net revenue of $374,020. Other businesses generated net revenue of $334,178. For the six months ended December 31, 2005, our education business realized net revenues of $870,334, and our design and advertising business realized net revenue of $390,491. Other businesses generated net revenues of $141,837. The increase in net revenues for the six months ended December 31, 2006, compared to the same period in 2005, was $902,002 or 64%. The increase in net revenues was due primarily to our increased education business development in China. The increased education business was mainly due to our marketing strategy for our programs. We are planning a more aggressive strategy in marketing our programs.

Expenses

Our total expenses increased $342,077 or 15% from $2,248,125 for the six months ended December 31, 2005 to $2,590,202 for the six months ended December 31, 2006, due to a corresponding increase of revenues.

Our total general and administrative expenses were $2,458,467 for the six months ended December 31, 2006, including $266,781 in professional fees, $406,100 in consulting and management fees, $217.765 in advertising, $41,984 in investor relations, $827,118 in salaries and benefits, $74,260 in travel and promotion and $624,459 in other administrative fees. Our total general and administrative expenses for the six months ended December 31, 2005 were $1,921,782, including $95,811 in professional fees, $556,744 in consulting and management fees, $209,895 in advertising, $36,180 in investor relations, $602,625 in salaries and benefits, $97,687 in travel and promotion and $322,840 in other administrative fees. Our total general and administrative expenses increased $536,685 or 27.9% for the six months ended December 31. 2006 compared to the same period in 2005, mostly because of our increased rent, salaries and benefits and general office expenses.

Our amortization expenses increased 40% or $37,352 from $94,383 for the six months ended December 31, 2005 to $131,735 for the same period in 2006, because of an increase in purchase of assets to be amortized. Our amortization consisted of amortization of our computers, software, furniture and leasehold improvements.

For the six months ended December 31, 2006 we did not issue options as compensation to our directors, employees and consultants. For the six months ended December 31, 2005, there were expenses of $231,960 in our stock-based compensation.

The ratio of expenses to revenues for the six months ended December 31, 2006 decreased to 65.6% from 90.2% compared to the same period in 2005, as a result of the increased revenues in the educational sector.

The following is a discussion of certain major expense categories:

Our professional fees consisted primarily of legal and auditing fees. Our professional fees increased $170,970 to $266,781 for the six months ended December 31, 2006 from $95,811 for the six months ended December 31, 2005. This increase is due to additional legal and auditing services provided. Our total legal fees were $40,777 for the six months ended December 31, 2006, compared to $14,651 for the same period in 2005. Our total auditing fees were $226,004 for the six months ended December 31, 2006, compared to $81,160 for the same period in 2005.

Our consulting and management fees of $406,100 for the six months ended December 31, 2006 consisted mainly of amounts of $331,811 paid to our senior officers and amounts of $74,289 paid to our consultants. For the six months ended December 31, 2005, our consulting and management fees of $556,744 consisted mainly of amounts of $378,805 paid to our senior officers and amounts of $177,939 paid to our consultants. Our consulting and management fees decreased $150,644 due to less consultants hired in the six months ended December 31, 2006.

Our advertising expenses increased slightly from $209,895 for the six months ended December 31, 2005 to $217,765 for the same period in 2006. Our advertising consisted mainly of print advertising and radio advertising in China for CIBT’s courses and programs.

Our travel and promotion expenses for the six months ended December 31, 2006 were $74.260, compared to $97,687 for the same period in 2005. The slight decrease of $23,427 was due to decreased travel costs relating to CIBT.

Our expenses in investor relations for the six months ended December 31, 2006 were $41,984, compared to $36,180 for the same period in 2005. Our expenses in investor relations consisted mainly of staff salaries, production of literature and other marketing materials for us and our subsidiaries, news release dissemination services, and email dissemination services.

Our salaries and benefits for the six months ended December 31, 2006 were $827,118 compared to $602,625 for the same period in 2005. The increase of $224,493 in salaries and benefits was due to an increase of employees in our operations. Our salaries and benefits for Chinese operations were $448,311 and salaries and benefits for our Canadian operations were $378,807 for the six months ended December 31, 2006. Our salaries and benefits for Chinese operations were $249,412 and salaries and benefits for our Canadian operations were $353,213 for the six months ended December 31, 2005.

Our other administrative expenses had an increase of $301,619 to $624,459 for the six months ended December 31, 2006 from $322,840 for the same period in 2005. Our other administrative expenses consist of office rent, office maintenance, communication expenses (cellular, internet, fax, telephone), office supplies, courier and postage costs, and bank charges. The increase in our other administrative expenses was mainly due to the increased office rent and office maintenance fees.

Gain from Sale of Marketable Securities

Besides revenues generated from our operations, we realized revenues from sale of our marketable securities. For the six months ended December 31, 2006 we generated a gain of $1,357,529 from sale of our marketable securities, compared to $364,872 for the same period in 2005.

Income from Operations

For the six months ended December 31, 2006, we generated a net income of $1,157,213 directly from our education, advertising and other operations, compared to net loss of $258,320 for the same period in 2005. An increase of $1,415,533 in income from operations was due to expansion of our educational operations in China and the gain on our marketable securities sales.

Net Income

Our net income increased $835,283 to $1,157,213 for the six months ended December 31, 2006, from $321,930 for the same period in 2005. The development of our education business results in the increase in net income. Our net income per share for the six months ended December 31, 2006 was $0.03, compared to $0.01 for the same period in 2005.

The difference between net income and income from operations was $0 for the six months ended December 31, 2006, and $580,250 for the six months ended December 31, 2005, due to discontinued operations.

Segmented information

Six months ended December 31
Industry and geographic segments	CIBT (China)		IRIX (Canada)		Corporate and other (Canada)		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
Total revenues	2,975	1,506	641	844	1,692	507	5,308	2,856
Net Revenues	1,596	870	374	390	1,692	507	3,662	1,768
Total Expenses and Other items	1,393	844	377	316	735	866	2,505	2,026
Net income (loss) from continuing operations	203	26	(3)	74	957	(359)	1,157	(258)
Identifiable assets	8,397	5,106	381	380	4,599	1,741	13,377	7,228
Capital expenditures	314	222	-	5	-	-	314	227

Investments

As at December 31, 2006, we held 7,048,674 common shares (8%) of Sun New Media Inc., The quoted market value of these shares as at December 31, 2006 was approximately $5,900,000.

On July 21, 2005 we agreed with Sun Media Investments Holding Ltd. (“SMIH”) to sell our subsidiary SEG under a reverse merger transaction. After the reverse merger transaction, we became a minority shareholder of SEG. Also, SEG changed its name to Sun New Media Inc.

Results of operations for the six months ended June 30, 2006 and the fiscal year ended December 31, 2005

Since we changed our fiscal year end from December 31 to June 30 during 2006, our financial statements for the fiscal year ended June 30, 2006 only reflect our results of operations for 6 months of 2006. Our financial statements for the fiscal year ended December 31, 2005 reflect our results of operations for a full year of 2005, so even though the numbers of the fiscal year 2006 are less than ones of the fiscal year 2005, our actual results of operation for the actual 12 months of 2006 are better than ones for the 12 months of 2005. The improvement of our financial situation was mainly due to our marketing strategy for our programs and expansion of our education business.

We incurred net income of $363,197 for the six months ended June 30, 2006. Our net book tangible value was $3,702,883 as of June 30, 2006. Our revenue was mainly derived from our subsidiaries, CIBT and IRIX for the six months ended June 30, 2006.

Revenues

For the six months ended June 30, 2006 we generated gross revenue of $2,930,688. Gross revenue of $5,076,097 was generated for the fiscal year ended December 31, 2005. For the six months ended June 30, 2006, our education business realized gross revenue of $2,009,672, which was 69% of total revenues, and our design and advertising business realized gross revenue of $637,342, which was 22% of total revenues. Other businesses from our consulting fees generated gross revenue of $283,674 which was 9% of total revenues. For the fiscal year ended December 31, 2005, our education business realized gross revenue of $3,341,219, 66% of total revenues, and our design and advertising business realized gross revenue of $1,593,041, 31% of total revenues. Other businesses from our consulting fees generated gross revenue of 141,837, which was 3% of total revenues.

Direct Costs

For the six months ended June 30, 2006 our total direct costs were $1,706,189. Our total direct costs were $2,656,482 for the fiscal year ended December 31, 2005. For the six months ended June 30, 2006, direct costs of our education business were $1,396,797, which was 82% of total direct costs, and direct costs of our design and advertising business were $309,392, which was 18% of total direct costs. Direct costs of our education business mainly consist of payments to teachers and instructors, and to educational companies for curriculum usage. Direct costs of our design and advertising business consist of production materials, printing costs, media costs, and subcontract labor.

For the fiscal year ended December 31, 2005, direct costs of our education business were $1,828,666, which was 69% of total direct costs, and direct costs of our design and advertising business were $827,816, which was 31% of total direct costs.

Net Revenues

For the six months ended June 30, 2006 we generated net revenue of $1,224,499. Net revenue was $2,419,615 for the fiscal year ended December 31, 2005. For the six months ended June 30, 2006, our education business realized net revenue of $612,875, and our design and advertising business realized net revenue of $327,950. Other businesses generated net revenue of $283,674. For the fiscal year ended December 31, 2005, our education business realized net revenue of $1,512,553, and our design and advertising business realized net revenue of $765,225. Other businesses generated net revenue of $141,837.

Expenses

Our total expenses were $2,058,324 for the six months ended June 30, 2006. For the fiscal year ended June 30, 2005 our total expenses were $4,016,190.

Our total general and administrative expenses were $1,849,913 for the six months ended June 30, 2006, including $156,229 in professional fees, $316,157 in consulting and management fees, $188,121 in advertising, $52,500 in investor relations, $629,739 in salaries and benefits, $134,994 in travel and promotion and $372,173 in other administrative fees. Our total general and administrative expenses for the fiscal year ended December 31, 2005 were $3,345,857, including $185,634 in professional fees, $784,552 in consulting and management fees, $357,443 in advertising, $87,545 in investor relations, $1,116,263 in salaries and benefits, $151,239 in travel and promotion and $663,181 in other administrative fees.

Our amortization expenses were $117,691 for the six months ended June 30, 2006 and $216,670 for the fiscal year ended December 31, 2005. Our amortization consisted of amortization of our computers, software, furniture and leasehold improvements.

For the six months ended June 30, 2006 we issued options as compensation to our directors, employees and consultants and recorded a fair value of $90,720 as our stock-based compensation expenses. For the fiscal year ended December 31, 2005, there were expenses of $431,385 in our stock-based compensation.

The following is a discussion of certain major expense categories:

Our professional fees of $156,229 for the six months ended June 30, 2006 consisted primarily of legal and auditing fees. For the fiscal year ended December 31, 2005, our professional costs were $185,634. Our total legal fees were $28,641 for the six months ended June 30, 2006. Our total legal fees were $33,047 for the fiscal year ended December 31, 2005. Our total auditing fees were $127,588 for the six months ended June 30, 2006. Our total auditing fees were $152,587 for the fiscal year ended December 31, 2005.

Our consulting and management fees of $316,157 for the six months ended June 30, 2006 consisted mainly of amounts of $283,865 paid to our senior officers and amounts of $32,292 paid to our consultants. For the fiscal year ended December 31, 2005, our consulting and management fees of $784,552 consisted mainly of amounts of $542,299 paid to our senior officers and amounts of $242,253 paid to our consultants.

Our advertising expenses were $188,121 for the six months ended June 30, 2006 and $357,443 for the fiscal year ended December 31, 2005. Our advertising consisted mainly of print advertising and radio advertising in China for CIBT’s courses and programs.

Our travel and promotion expenses for the six months ended June 30, 2006 were $134,994 and $151,239 for the fiscal year ended December 31, 2005. We increased our marketing activities for promoting our new programs and travel costs between our Canadian head office and Chinese offices for the full year of 2006.

Our expenses in investor relations for the six months ended June 30, 2006 were $52,500 and $87,545 for the fiscal year ended December 31, 2005. Our expenses in investor relations consisted mainly of staff salaries, production of literature and other marketing materials for us and our subsidiaries, news release dissemination services, and email dissemination services.

Our salaries and benefits for the six months ended June 30, 2006 were $629,739 and $1,116,263 for the fiscal year ended December 31, 2005. Our salaries and benefits for Chinese operations were $231,837 and salaries and benefits for our Canadian operations were $397,902 for the six months ended June 30, 2006. Our salaries and benefits for Chinese operations were $433,537 and salaries and benefits for our Canadian operations were $682,726 for the fiscal year ended December 31, 2005.

Our other administrative expenses were $372,173 for the six months ended June 30, 2006 and $663,181 for the fiscal year ended December 31, 2005. Our other administrative expenses consist of office rent, office maintenance, communication expenses (cellular, internet, fax, telephone), office supplies, courier and postage costs, and bank charges.

Income from Operations

For the six months ended June 30, 2006, we generated an income of $363,197 directly from our education, advertising and other operations. We incurred a loss of $716,018 from our operations for the fiscal year ended December 31, 2005.

Net Income (Loss)

For the six months ended June 30, 2006, we generated net income of $363,197. We incurred net loss of $358,771 for the fiscal year ended December 31, 2005. The difference between net loss and loss from operations was $357,247 for the fiscal year ended December 31, 2005, due to the operations and gain on sale of discontinued operations.

Segmented information

Six Month ended June 30, 2006 and Year Ended December 31, 2005 (in thousands of dollars)
Industry and geographic segments	CIBT (China)		IRIX (Canada)		Corporate and other (Canada)		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
Total revenues	2,010	3,341	637	1,593	1,546	507	4,193	5,441
Net revenues	613	1,513	328	765	1,546	506	2,487	2,784
Total expenses and other items	839	1,490	371	595	914	1,414	2,124	3,500
Net income (loss) from continuing operations	(226)	23	((43)	170	632	(908)	363	(716)
Identifiable assets	4,302	5,106	381	380	3,116	1,741	7,799	7,228
Capital expenditures	295	396	13	5	-	-	308	401

Investments

As at June 30, 2006, we held 7,029,064 common shares (7%) of Sun New Media Inc. The quoted market value of these shares as at June 30, 2006 was $31,490,207.

As at December 31, 2005, we held 7,268,014 common shares of Sun New Media Inc. The quoted market value of these shares as at December 31, 2005 was $34,660,718.

Results of operations for the year ended December 31, 2004, compared to the year ended December 31, 2003

We incurred net loss of $2,643,993 for the year ended December 31, 2004. Our net book tangible value was $1,578,629 as of December 31, 2004. As of December 31, 2004 we had a working capital surplus of $1,257,385 and had an accumulated deficit of $16,434,403.

Revenues

For the year ended December 31, 2004 we generated gross revenue of $6,637,168, compared to $6,687,770 for the same period in 2003. The slight decrease in gross revenue was due to reduced brokerage commission earnings of SEG in 2004. Our revenues were mainly derived from our subsidiaries, CIBT, IRIX and SEG. SEG was sold in 2005. For the year ended December 31, 2004, our education business realized gross revenue of $2,659,192, which was 40% of total revenues, and our design and advertising business realized gross revenue of $1,180,957, which was 18% of total revenues. Our brokerage business generated gross revenue of $2,797,019 which was 42% of total revenues. For the year ended December 31, 2003, our education business realized gross revenue of $2,492,890, 37% of total revenues, and our design and advertising business realized gross revenue of $880,556, 13% of total revenues. Our brokerage business generated gross revenue of $3,314,324, which was 50% of total revenues.

Direct Costs

For the year ended December 31, 2004 our total direct costs were $4,610,289, compared to $4,213,732 for the same period in 2003. The increase in direct costs was mainly due to an increase in expenditures for expansion of our educational operations in China. For the year ended December 31, 2004, direct costs of our education business were $$1,794,610, which was 39% of total direct costs, and direct costs of our design and advertising business were $614,603, which was 13% of total direct costs. Direct costs of our brokerage business were $2,201,076, which was 48% of total cost. Direct costs of our education business mainly consist of payments to teachers and instructors, and to educational companies for curriculum usage. Direct costs of our design and advertising business consist of production materials, printing costs, media costs, and subcontract labor. Direct costs of our brokerage business consist of Fees and commissions paid to agents and brokers.

For the year ended December 31, 2003, direct costs of our education business were $1,362,964, which was 32% of total direct costs, and direct costs of our design and advertising business were $441,787, which was 10% of total direct costs. Direct costs of our brokerage business were $2,408,981, which was 58% of total revenues.

Net Revenues

For the year ended December 31, 2004 we generated net revenue of $2,026,879, compared to $2,474,038 for the same period in 2003. For the year ended December 31, 2004, our education business realized net revenue of $864,582, and our design and advertising business realized net revenue of $566,354. Our brokerage business generated net revenue of $595,943. For the year ended December 31, 2003, our education business realized net revenue of $1,129,926, and our design and advertising business realized net revenue of $438,769. Our brokerage business generated net revenue of $905,343. The decrease in net revenues for the year ended December 31, 2004, compared to the same period in 2003, was $447,159. The decrease in net revenues was primarily due to increased competition in the brokerage business.

Expenses

Our total expenses increased $609,772 or 14% from $4,247,186 for the year ended December 31, 2003 to $4,856,958 for the year ended December 31, 2004, mainly due to increased promotion activities for marketing our programs in China.

Our total general and administrative expenses were $4,398,988 for the year ended December 31, 2004, including $270,169 in professional fees, $1,039,353 in consulting and management fees, $351,628 in advertising, $191,681 in investor relations, $1,325,640 in salaries and benefits, $262,829 in travel and promotion and $957,688 in other administrative fees. Our total general and administrative expenses for the year ended December 31, 2003 were $3,924,225, including $226,653 in professional fees, $1,038,476 in consulting and management fees, $228,693 in advertising, $51,000 in investor relations, $1,255,406 in salaries and benefits, $79,119 in travel and promotion and $1,044,878 in other administrative fees. Our total general and administrative expenses increased $474,763 or 12% for the year ended December 31. 2004 compared to the same period in 2003, mostly because of our increased promotion activities.

Our amortization expenses decreased 23% or $48,591 to $164,370 for the year ended December 31, 2004 from $212,961 for the same period in 2003, because of part of computer equipment and franchise fees becoming fully amortized during 2004. Our amortization consisted of amortization of our computers, software, furniture and leasehold improvements.

For the year ended December 31, 2004 we issued options as compensation to our directors, employees and consultants and recorded a fair value of $293,600 as our stock-based compensation expenses. For the year ended December 31, 2003, there were expenses of $110,000 in our stock-based compensation.

The ratio of expenses to revenues for the year ended December 31, 2004 increased to 73% from 64% compared to the same period in 2003, as a result of the increased revenues in the educational sector.

The following is a discussion of certain major expense categories:

Our professional fees of $270,169 for the year ended December 31, 2004 consisted primarily of legal and auditing fees. For the year ended December 31, 2003, our professional costs were $226,653. Our total legal fees were $105,366 for the year ended December 31, 2004, compared to $140,525 for the same period in 2003. Our total auditing fees were $164,803 for the year ended December 31, 2004, compared to $86,128 for the same period in 2003. This increase is due to additional auditing services provided.

Our consulting and management fees of $$1,039,353 for the year ended December 31, 2004 consisted mainly of amounts of $578,800 paid to our senior officers and amounts of $460,553 paid to our consultants. For the year ended December 31, 2003, our consulting and management fees of $1,038,476 consisted mainly of amounts of $573,238 paid to our senior officers and amounts of $465,238 paid to our consultants.

Our advertising expenses increased 54% from $228,693 for the year ended December 31, 2003 to $351,628 for the same period in 2004, because we increased the need to market ourselves and our new programs. Our advertising consisted mainly of print advertising and radio advertising in China for CIBT’s courses and programs.

Our travel and promotion expenses for the year ended December 31, 2004 were $262,829, compared to $79,119 for the same period in 2003. The increase of $183,710 was due to an increase in operations of CIBT. CIBT increased its marketing activities for promoting our new programs and travel costs between our Canadian head office and Chinese offices.

Our expenses in investor relations for the year ended December 31, 2004 were $191,681, compared to $51,000 for the same period in 2003. Our expenses in investor relations consisted mainly of staff salaries, production of literature and other marketing materials for us and our subsidiaries, news release dissemination services, and email dissemination services. Increased promotion activities resulted in the increase of expenses in investor relations.

Salaries and benefits for the year ended December 31, 2004 were $1,325,640, compared to $1,255,406 for the same period in 2003. The increase of $70,234 in salaries and benefits was due to an increase of employees in our operations. For the year ended December 31, 2004, salaries and benefits were $482,191 for Chinese operations, $355,098 for advertising operations, $391,706 for brokerage operations and $96,645 for our executive and administrative office in Canada. For the year ended December 31, 2003, salaries and benefits were $429,993 for Chinese operations, $329,942 for advertising operations, $361,812 for brokerage operations and $133,659 for our executive and administrative office in Canada.

Our other administrative expenses had a decrease of $87,190 to $957,688 for the year ended December 31, 2004 from $1,044,878 for the same period in 2003. Our other administrative expenses consist of office rent, office maintenance, communication expenses (cellular, internet, fax, telephone), office supplies, courier and postage costs, and bank charges. The decrease in our other administrative expenses was mainly due to the decreased bank charges and interest.

Loss from Operations

For the year ended December 31, 2004, we incurred a loss of $2,830,079 directly from our education, advertising and brokerage operations, compared to $1,773,148 for the same period in 2003. An increase of 60% or approximately $1,000,000 in loss from operations was mainly due to increased costs relating to the acquisition of CIBT Beihai International College.

Net Loss

For the year ended December 31, 2004, we incurred a net loss of $2,643,993, compared to $844,241 for the same period in 2003. The increase in net loss was due to increased costs relating to acquisition of CIBT Beihai International College. Our net loss per share for the year ended December 31, 2004 was $0.09, compared to $0.04 for the same period in 2005.

The difference between net loss and loss from operations was $186,086 for the year ended December 31, 2004, which was due to our non-recurring consulting and other income of $96,245; a gain of $92.636 from the change in ownership of our subsidiaries; $119,808 in write-off of deferred finance fees; and $117,013 in non-controlling interests in the loss for the year. The difference between net loss and loss from operations was $928,907 for the year ended December 31, 2003. This was due to our non-recurring consulting and other income of $471,237; a gain of $356,088 from the disposal of our subsidiaries; a loss of $30,970 from the change in ownership of our subsidiaries; a loss of $5,115 from the disposal of property and equipment; and $137,667 in non-controlling interests in the loss for the year.

Segmented information

Year ended December 31 (in thousands of dollars)
Industry and geographic segments	CIBT (China)		SEG (USA)		IRIX (Canada)		Corporate and other (Canada)		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Total revenues	2,659	2,495	2,880	3,762	1,188	901	6	1	6,733	7,159
Operating income (loss) Before the following:	(218)	191	(206)	290	55	15	(1,908)	(1,457)	(2,276)	(979)
Stock-based compensation	-	-	(187)	-	-	-	(106)	(110)	(294)	(110)
Amortization	(141)	(187)	(5)	(3)	(14)	(14)	(5)	(8)	(164)	(213)
Gain from change in ownership in subsidiaries	-	-	-	-	-	-	93	(31)	93	(31)
Write-off of deferred finance fees	(120)	-	-	-	-	-	-	-	(119)	-
Gains (losses) on disposals	-	(5)	-	356	-	-	-	-	-	351
Non-controlling interests	12	-	-	-	-	-	105	138	117	138
Net income (loss) from continuing operations	(466)	(2)	(399)	642	42	1	(1,821)	(1,486)	(2,644)	(844)
Identifiable assets	2,840	1,489	210	539	375	163	1,084	825	4,508	3,017
Capital expenditures	69	96	36	-	13	7	-	-	118	102

Investments

For the years ended December 31, 2004 and December 31, 2003, we did not have any investments in other companies or any marketable securities.

B. Liquidity and Capital Resources

Working capital

As of December 31, 2006, our total current assets were $10,639,362, which was comprised of $6,559,907 in cash or cash equivalents, 1,550,908 in accounts receivable, $1,250,908 in marketable securities, and $1,277,639 in prepaid expenses and other current assets. Our total current liabilities were $7,178,167 as of December 31, 2006. We expect to generate net profits from our operations over the next year.

Our accumulated deficit was $15,272,764 as at December 31, 2006. We had a positive working capital position of $3,461,195 with cash and cash equivalents of $6,559,907 as at December 31, 2006, compared to a working capital surplus $1,420,264 with cash and cash equivalents of $2,822,309 as at December 31, 2005. The increase of working capital was mainly due to the sale of our common stock for cash in 2006.

Cash flow for the six months ended December 31, 2006 compared to the same period in 2005

We received net cash of $1,224,276 from operation activities for the six months ended December 31, 2006, while we used net cash of $278,222 in operation activities for the same period in 2005. We received net cash of $966,194 from investing activities for the six months ended December 31, 2006, compared to $219,499 for the same period in 2005. We received net cash of $1,295,177 from financing activities during the six months ended December 31, 2006, compared to $1,249,180 for the same period in 2005.

During the six months ended December 31, 2006 our monthly cash positive flow was $580,941, including $204,046 monthly in operating activities, $161,032 in investing activities, and $215,863 in financing activities. During the six months ended December 31, 2005 our monthly cash positive flow was $198,410, including a deficit position of $46,370 monthly in operating activities, a positive position of $36,583 in investing activities, and $208,197 in financing activities. Net increase in cash and cash equivalent for the six months ended December 31, 2006 was $3,485,647 compared to $1,190,457 for the same period in 2005.

Debt

As at December 31, 2006, we did not have any short or long-term debts. We only had a capital lease obligation of approximately $78,000. On August 14, 2006, we received a loan of approximately $1,200,000 from Golden Field Company Profit Sharing Plan, an entity controlled by David Hsu, a director of us. The interest is 12% per annum compounded quarterly and is due November 29, 2006. We repaid the loan in full along with accrued interest on January 31, 2007.

Debenture

On April 25, 2007, we entered into securities purchase agreement with Shane Corporation S.à.r.l. (“Shane”), a private limited liability company under the laws of the Grand-Duchy of Luxembourg whereby Shane loaned approximately $5.6 million to us and we issued a debenture and warrants to Shane. The debenture of approximately $5.6 million will be due on April 24, 2010. We may, at our option, extend the maturity date to April 24, 2011 upon 30 days’ prior written notice subject to certain terms. The interest rate is 8% per annum, but following the occurrence of a default event and during the continuance of the default event we have to pay the interest rate of 20% per annum subject to certain terms. We paid BMO Capital Market Corp. approximately $560,000 in cash and warrants to purchase up to 268,083 common shares of CIBT as commission.

In consideration of Shane’s investment in the debenture, we issued Shane warrants to purchase up to 5,361,667 common shares of CIBT at an exercise price of approximately $1.04 per share. The warrants will expire at the earliest date of: (a) April 24, 2012; (b) the sale, conveyance or disposal of all or substantially all of our property or business or our merger with or into or consolidation with any other corporation (other than our wholly-owned subsidiary) or any other transactions in which more than fifty percent of our voting power is disposed; or (c) six months following the closing of an initial public offering of our common shares pursuant to an effective registration statement or similar document under the Securities Act.

In accordance with securities purchase agreement, Shane has the right to designate two members of our Board of Directors. Also, we are required to register the restricted shares of our common shares issuable exercise of warrants or held by Shane at the earlier date of: (a) five years from the date of the closing of the securities purchase agreement; or (b) six months after the closing of an Initial public offering of our common shares registered under the Securities Act.

Anticipated amount necessary to carry out the planned expansion

We anticipate that we will generate revenues and generate a net profit over the next year. However, we estimate that we will develop our new program and start our new program in CIBT Beihai International College over the next 12 months beginning April 2007. On April 25, 2007 we completed approximately $5.6 million of the private placement of 8% debenture due on April 24, 2010. We anticipate we currently have enough financing to pursue our expansion plan.

We estimate we need a financing of approximately $5,000,000 for our proposed expansion plan as follows:

Expenses	Estimated Amount ($)
Educational Service Provider’s Costs (including the rent of a campus)	2,500,000
Teachers’ salaries	300,000
Advertising & Promotion	400,000
Salaries & Benefits	600,000
Printing & Textbooks	200,000
Business & Course Development Costs	800,000
Other expenses	200,000
Total	5,000,000

We, however, may need additional financing, if we underestimate our expenses to expand our education business in China. We plan to raise those amounts by private placements or loans, if we need. At this time there is no assurance that we will be able to obtain the necessary additional financing on reasonable terms.

C. Research and development

We did not have any research and development policies for the last three years. We have not spent any amounts on research and development activities.

D. Trend information

There are no known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-balance sheet arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

F. Tabular Disclosure of Contractual Obligations

As at June 30, 2006, we had the following contractual obligations and commercial commitments:

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt Obligations	-	-	-	-	-
Capital Lease Obligations (1)	130,432	24,700	62,017	43,715	-
Operating Leases	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
TOTAL	130,432	24,700	62,017	43,715	-

(1) As of February 28, 2007, we have an obligation to pay a total of $49,902 or $4,668 per month to the Bank of Huaxia, a Chinese bank, under an auto financing loan due on January 26, 2008. This auto loan bears an interest of 5.76% . We have an obligation to pay $69,420 to MCL Motor Cars (1992) Inc. under an auto lease financing agreement between MCL Moter and IRIX due on February 11, 2011. This lease interest is 7.44% . As of December 31, 2006, the remaining debt principal amounts relating to the capital lease obligations for these two cars were approximately $78,000.

Our lease obligations are as follows:

Leased Property	Size (square feet)	Duration	Annual Rent
Principal Corporate Office (Vancouver, Canada)	3,526	From September 2005 to October 2009	$70,520
Executive Training Center (Beijing, China)	1,470	From May 2005 to May 2010	Approximately $47,000
CIBT Wyotech Automotive Institute (Weifang, China)	43,000	From July 2005 to July 2011	Approximately $49,000

We anticipate we will be able to meet our contractual obligations over the next 12 months from operating cash flow and recently raised capital. In the event that operating cash flow is insufficient to meet our contractual obligations, we will be required to raise additional financing to cover the shortfall through the issue of debt or equity. There is no assurance such additional financing will be available or accessible on reasonable terms.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

As of April 12, 2007 the following persons are our directors and senior management:

Directors:

Name	Age	Appointment Date
Toby Chu	45	May 11, 1994
Allen Chu	55	May 11, 1994
Haskell Tony David	66	July 28, 1998
George David Richardson	53	August 12, 1999
Prithep Sosothikul	47	September 25, 2000
Alfred Ng	56	May 12, 2004
Troy Rice	43	October 28, 2005
David Hsu	64	February 27, 2006

Officers:

Name	Age	Titles	Appointment Date
Toby Chu	45	President and Chief Executive Officer	May 11, 1994
Tim Leong	44	Secretary	May 24, 1996
		Chief Financial Officer	July 24, 1995

Experience description of our directors and senior officers:

Toby Chu, Director, President and Chief Executive Officer (Richmond, British Columbia)

Toby Chu has been a director, President and Chief Executive Officer of CAG since May 11, 1994. Toby Chu is also a director, President and Chief Executive Officer of CIBT and a director of IRIX. In 2004 he founded StoxTrade Investments Inc, a discount brokerage operation which was sold in 2006. In 1999 Mr. Chu founded SE Global Equities Corp., which was a former subsidiary of CAG in the business of providing financial services and investment advice to private investors and companies and sold in 2005. From March 1995 to November 1996 Toby Chu worked as a senior manager at Central Foods, Inc., a company in the business of food distribution. From December 1986 to March 1996 he was a director of ANO Office Automation, a company in the business of technology supplies and services. From January 1989 to December 1990 Mr. Chu was a director of STD Computers Ltd., which was also a provider of technology supplies and services. Mr. Chu has a diploma in business administration from Vancouver Community College in Vancouver, Canada.

Tim Leong, Chief Financial Officer (Vancouver, British Columbia)

Mr. Leong has been our Chief Financial Officer since July 24, 1995. He is also the Chief Financial Officer and Secretary of CIBT. Before 1995 Mr. Leong worked as Senior Manager at Dyke & Howard, Chartered Accountants and worked as an auditor at Price Waterhouse Chartered Accountants. Mr. Leong has a bachelor degree from Simon Fraser University in British Columbia, Canada, and he is a Charted Accountant of British Columbia.

Allen Chu, Director (Richmond, British Columbia)

Allen Chu has been a director of CAG since May 11, 1994. From March, 2006 to the present he has served as network controller for Keywest Networks, a technological service company. From November 2000 to April 2001 he was self-employed as a technical support consultant for Seanix Technology, a company in the business of technology supplies and services. From 1986 to 1998 he served as a Vice President and Director of ANO Office Automation, a company in the business of technology supplies and services. Mr. Chu also worked for many years as a systems analyst for the provincial government of Alberta. Allen Chu earned his Bachelor of Science in Computer Science from the University of British Columbia, and his Bachelor of Arts in Economics from the University of Alberta.

Haskell Tony David, Director (Vancouver, British Columbia)

Mr. David has been a director of CAG since July 28, 1998. From 1979 to present Mr. David has been self employed as an Oral Maxillofacial Surgeon. He is a member of the Canadian Association of Oral and Maxillofacial Surgeons and the BC Association of Oral and Maxillofacial Surgeons and the College of Dental Surgeons. Mr. David has a Master of Science degree in Physiology from the University of Oregon, and a Doctorate in Dental Medicine from the Washington University School in Dental Medicine in Lt. Louis, Missouri.

George David Richardson, Director (Vancouver, British Columbia)

Mr. Richardson has been a director of CAG since August 12, 1999. From May 1997 to present, Mr. Richardson has been employed as President of Octaform Systems, a company involved in manufacturing and technology, and as President of Investor First Financial Inc., a financial services company. Currently Mr. Richardson is also a director of Kodiak Exploration Limited (TSX-V: KXL), a mineral exploration company. Mr. Richardson has a Bachelor of Commerce degree from the University of Manitoba.

Prithep Sosothikul, Director (Bangkok, Thailand)

Mr. Sosothikul was appointed a director of CAG on September 25, 2000. From January 2006 to present he has been employed as a manager responsible for establishing corporate and marketing policies with the Seacon Group, an enterprise that owns the Seacon Center, a shopping centre in Bankok. From April 1994 to August 1997, Mr. Sosothikul was a director and President of Datamat Public Company Ltd. in Bangkok, Thailand, where he managed its international business expansion. Datamat Public Company Ltd. is a system integrator for information and communication technology in Thailand. From April 1998 to April 1999 Mr. Sosothikul worked as marketing manager at Perot Systems Co., a technology service company, and from May 2003 to December 2005 Mr. Sosothikul worked as consultant with Kepner-Tregoe, a management consulting company. Mr. Sosothikul has a Master of Professional Accounting from the University of Southern Queensland, and a Bachelor of Computer Science from the University of Missouri in the U.S.

Alfred Ng, Director (Shanghai, China)

Mr. Ng was appointed a director of CAG on May 12, 2004. From August 2001 to present, Mr Ng. has served as President of Mammoth Inc. (Shanghai), a professional engineering company. From June 1997 to July 2001, Mr. Ng was a director of Ang International Group Ltd., a company that markets and manufactures distributing systems and other heating and air conditioning products in North America, Europe, Vietnam, Hong Kong and China. Mr. Ng has experience in setting up joint ventures and managing operations and investments in China. Mr. Ng has a Bachelor of Science from the University of Manitoba and is a member of the Professional Engineering body in Manitoba.

Troy Rice, Director (Scottsdale, Arizona)

Mr. Rice was appointed a director of CAG on October 28, 2005. He is also a director and the Chief Operating Officer of CIBT. From June 2002 to November 2005, Mr. Rice served as Senior Vice President of Business Development at Universal Technical Institute, Inc. (NYSE: UTI), an automotive repair educational facility. From October 2001 to January 2002 Mr. Rice was Vice President at Petsmart, Inc. (NASDAQ: PETM), a supplier of pet supplies and products, and from August 1995 to January 2001 he was a Senior Vice President of Comfort Systems USA (NYSE: FIX). Mr. Rice received his Bachelor’s degree in accounting from the University of Iowa in 1985 and his MBA from Arizona State University in 1992. Mr. Rice is also a CPA in Arizona, USA.

David Hsu, Director (Santa Ana, California)

Mr. Hsu was appointed a director of CAG on February 27, 2006. He is also a director of CIBT. Currently Mr. Hsu is also a founder, director and President of MedicineNet, Inc., an internet business that provides medical information online. From 1984 to 2006, Mr. Hsu was a director and President of Multi-Fineline Electronix, Inc. (NASD: MFLX), a company in the business of manufacturing flexible printed circuits and assemblies. At Multi-Fineline Electronix, Inc. Mr. Hsu was involved in the financial planning, marketing and strategic planning and operations, with particular emphasis on the establishment and expansion of manufacturing operations in China. From 2000 to 2003 Mr. Hsu served as an independent director at i-Cable Inc. (NASD: ICAB), a provider of telecommunication services in Hong Kong. From 1980 to 2004 Mr. Hsu served as an associate professor and clinical faculty member at the Medical School of the University of California. In 1977 Mr. Hsu started his private practice in gastroenterology in California, which continued until he retired from medical practice in 2004. Mr. Hsu got his Medical Doctor from the Medical School of the University of Hamburg, Germany in 1967 and his MBA from Pepperdine University of Malibu, California in 1987.

Alvina Leung, Director, President and Chief Financial Officer of IRIX (Richmond, British Columbia)

Ms. Leung has been a director, President and Chief Financial Officer of IRIX since May 11, 1994. Ms. Leung has worked with IRIX Design Group Inc. since 1994. She has experience on graphic design and advertising business.

Alvin Chu, Chief Executive Officer of IRIX (Richmond, British Columbia)

Alvin Chu has been Chief Executive Officer of IRIX since October of 1994 when he started employment with IRIX as a founder and artistic director. Mr. Chu received formal training at Emily Carr Institute of Art and Design and the Vancouver Film School. Prior to his term with IRIX, Mr. Chu was a principal of ANO Office Automation in Toronto, Canada.

Other Directorships

Name of Director	Other directorship	Company	Symbol	Duration
George David Richardson	Director	Kodiak Exploration Ltd.	TSX-V: KXL	Present
David Hsu	Director and President	Multi-Fineline Electronix, Inc.	NASD: MFLX	From 1984 to 2006
	independent director	i-Cable Inc.	NASD: ICAB	From 2000 to 2003

Family Relationships

Toby Chu, Allen Chu and Alvin Chu are brothers. Other than this relationship, there are no family relationships among our officers or directors.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons have been involved in any of the following events during the past five years:

  any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
  any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
  being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
  being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

B. Compensation

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for directors and senior officers of us or our subsidiaries for the period from January 1, 2006 to December 31, 2006.

Summary Compensation Table

Annual Compensation					Long Term Compensation			All other compen -sation $
	Summary Annual Compensation				Awards		Payouts
Name	Year (1)	Salary $	Bonus $	Other Annual Compen sation $	Restricte d Stock Award(s) $	Securities Underlying Options/SARs (#)	LTIP Payouts $
Toby Chu (2)	2006	181,792 (3)	-	-	-	200,000	-	-
Tim Leong (4)	2006	90,000	-	-	-	150,000	-	-
Troy Rice (5)	2006	150,779 (6)	-	-	-	100,000	-	-
Allen Chu (7)	2006	-	-	-	-	10,000	-	-
Tony David (8)	2006	-	-	-	-	25,000	-	-
George David Richard son (9)	2006	-	-	-	-	50,000	-	-
Prithep Sosothikul (10)	2006		-	-	-	10,000	-	-
Alfred Ng (11)	2006	-	-	-	-	25,000	-	-
David Hsu (12)	2006	-	-	-	-	100,000	-	-
Alvina Leung (13)	2006	45,600	-	-	-	15,000	-	-
Alvin Chu (14)	2006	156,000				15,000

1.

For the period from January 1, 2006 to December 31, 2006. We changed our fiscal year end from December 31 to June 30 in 2006, but we provide the compensation information hereby for the last 12 months to reflect the actual compensation of our directors and officers.

2.	Toby Chu is a director, President and Chief Executive Officer of CAG and CIBT and a director and secretary of IRIX.

3.

Pursuant to the employment agreement with Toby Chu we agreed to pay him $180,000 annually. We paid him $90,000 and accrued a debt of $90,000 in 2006. We also repaid a previously owed salary of $91,792, for the previous year, to him during 2006.

4.	Tim Leong is Chief Financial Officer and secretary of CAG and CIBT.

5.	Troy Rice is a director of CAG and CIBT and Chief Operating Officer of CIBT.

6.

Pursuant to the employment agreement with Troy Rice, we agreed to pay him approximately $9,000 per month from January to December 2006 for his services. Subsequent to May 2006 we paid him amounts from approximately $9,000 to $19,000 per month based on an increase of services provided each month, without an amendment to the written employment agreement.

7.	Allen Chu is a director of CAG.

8.	Tony David is a director of CAG.

9.	George David Richardson is a director of CAG.

10.	Prithep Sosothikul is a director of CAG.

11.	Alfred Ng is a director of CAG.

12.	David Hsu is a director of CAG and CIBT.

13.	Alvina Leung is a director, President and Chief Financial Officer of IRIX.

14.	Alvin Chu is the Chief Executive Officer of IRIX.

Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants in 2006

The following table sets forth the stock options that were granted to the named officers for the 12 months from January 1 to December 31, 2006.

Name	Number of common shares underlying options/SARs granted (#) in 2006	Percent of total options/SARs granted to employees in 2006 (1)	Exercise or base price ($/Share)	Expiration date
Toby Chu	200,000	13%	0.58	February 19, 2011
Tim Leong	150,000	10%	0.58	February 19, 2011
Troy Rice	100,000	6.7%	0.58	February 19, 2011
Allen Chu	10,000	(2)	0.58	February 19, 2011
Tony David	25,000	1.7%	0.58	February 19, 2011

George David Richardson	50,000	3.3%	0.58	February 19, 2011
Prithep Sosothikul	10,000	(2)	0.58	February 19, 2011
Alfred Ng	25,000	1.7%	0.58	February 19, 2011
David Hsu	100,000	6.7%	0.58	February 19, 2011
Alvina Leung	15,000	1%	0.58	February 19, 2011
Alvin Chu	15,000	1%	0.58	February 19, 2011

(1) We issued to our employees, officers, directors, and consultants options to purchase an aggregate of 1,500,000 shares of our common stock at an exercise price of $0.58 per share, exercisable for a term of five years subject to vesting at a rate of 30%, 6 months after grant, 40% 12 months after grant and the rest 30%, 18 months after grant.

(2) Less than 1%

Employment Agreements

On January 1, 2003, we entered into an employment agreement with Toby Chu as President and Chief Executive Officer. The agreement provides that Mr. Chu will receive a monthly salary of $15,000 per month. However, in order to assist us in the management of cash flow, Mr. Chu agreed to receive a total of $8,000 per month and the remaining $7,000 to accrue as a debt and be paid upon demand by Mr. Chu. The agreement may be terminated by Mr. Chu upon a 90-day notice to us and be terminated by us upon a six-month notice to Mr. Chu.

On October 1, 2005, we entered into an employment and consulting agreement with Troy Rice as Chief Operating Officer of CIBT. The agreement provides that Mr. Rice will receive a monthly salary of approximately $9,000 per month from January to December 2006 and approximately $5,600 per month from January to December 2005. Mr. Rice has the option to purchase 125,000 common shares of CIBT on January 1, 2006 and 125,000 common shares of CIBT on July 1, 2006 at a purchase price of $1 per share. We will offer Mr. Rice a loan to purchase such shares. The loan will have a ten-year term and will bear interest at 3% per annum. Interest will accrue on the loan. The agreement can be terminated by each party upon a two-month notice.

We do not have a written employment agreement with Tim Leong. We have agreed with Tim Leong to pay $90,000 annually as compensation for his services.

C. Board practices

Our board of directors consists of eight members, the terms of which expire at the general meeting of shareholders which is held in each year. Directors are elected by a majority of the votes of our common shareholders present in person or represented by proxy at our annual meeting of shareholders and entitled to vote. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the board of directors. Officers are appointed by the directors subsequent to the annual general meeting of shareholders. Our only standing committees on the Board of Directors are an audit committee.

Audit Committee

Our audit committee is chaired by Alfred Ng. Mr. Ng is the only independent member of the audit committee under the rules of the New York Stock Exchange. Mr. Ng satisfies the requirements of a financial expert under the rules of the SEC. Our audit committee currently consists of three individuals Mr. Ng and two other directors, Toby Chu and Allen Chu. Toby Chu is also our President and Chief Executive Officer. Toby Chu and Allen Chu are brothers.

The current members will serve as members of the audit committee until our next annual general meeting on November 1, 2007 or until a successor is elected who accepts the position. Our Board of Directors has not adopted a written charter for the audit committee. Our Board of Directors has determined that each audit committee member has sufficient knowledge in financial and accounting matters to serve on the committee.

Our audit committee is responsible for the following:

  reviewing the scope, cost and results of the independent audit of our books and records, the results of the annual audit and the adequacy of our accounting, financial and operating controls;
  making annual recommendations to the Board of Directors regarding the selection and retention of the independent auditors;
  considering proposals made by our independent auditors for consulting work; and
  reporting to the Board of Directors on any accounting or financial matters.

Such reviews are carried out with the assistance of our auditors and senior financial management. None of our directors or executive officers is party to any arrangement or understanding with any other person pursuant to which they were elected as a director or officer of CAG.

Compensation Committee

We currently do not have a separate compensation committee on the Board of Directors. The functions of the compensation committee are currently carried out by our Board of Directors. Our Board of Directors reviews and advises compensation of our senior officers and Board members.

D. Employees

As of April 12, 2007, we engage the following number of people as full time employees of CAG and our subsidiaries:

	CAG Vancouver	CIBT Vancouver	CIBT China	IRIX Vancouver	Total
Executive	4		2	2	8
Administrative	2				2
Management		2	16	1	19
Operations			78	8	86
Teachers			18		18
Total	6	2	114	11	133

During 2005 and 2004 we had a total of 81 and 53 full-time employees, respectively.

As of December 31, 2006, we employed approximately 100 part-time teachers in China and 2 temporary teachers from North America for our CIBT’s Education business in China.

E. Share ownership

The following table sets forth the ownership information concerning the number of shares of common stock owned beneficially as of April 12, 2007 by: (i) each person known to us to own more than five percent (5%) of any class of our voting securities; (ii) each of our directors; and (iii) all our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess voting and investment power with respect to the shares shown.

As of April 12, 2007, there were 42,766,960 common shares issued and outstanding. The number of shares described below includes shares which the beneficial owner described has the right to acquire within 60 days of the date of this Registration Statement.

	Amount and
Name of	Nature of
Beneficial Owner	Beneficial	Percent of
	Ownership	Class (%)
Toby Chu (1)	2,356,628 (2)	5.4
Tim Leong (3)	685,863 (4)	1.6
Troy Rice (5)	130,000 (6)	(7)
Allen Chu (8)	58,081 (9)	(7)
Tony David (10)	481,236 (11)	1.1
George David Richardson (12)	1,126,638 (13)	2.6

Prithep Sosothikul (14)	55,000 (15)	(7)
Alfred Ng (16)	75,000 (17)	(7)
David Hsu (18)	860,000 (19)	2
Alvina Leung (20)	55,712 (21)	(7)
Alvin Chu (22)	15,000 (23)	(7)

All Officers and Directors as	5,899,158	13
a Group

1.	Toby Chu is a director, President and Chief Executive Officer of us and CIBT and a director and secretary of IRIX.

2.

The shareholding includes options to purchase 100,000 common shares at $0.30 until June 24, 2008, options to purchase 125,000 common shares at $0.80 until January 6, 2009, options to purchase 100,000 common shares at $0.50 until December 15, 2009 and 110,400 common shares held in his own name. The shareholding also includes options to purchase 125,000 common shares at $0.80 until January 6, 2009, options to purchase 200,000 common shares at $0.58 until February 19, 2011, and 1,596,228 common shares held by Concordia Financial Management Corp., a company over which Toby Chu has voting and investment control.

3.	Tim Leong is Chief Financial Officer and secretary of us and CIBT.

4.

The shareholding includes options to purchase 30,000 common shares at $0.30 until June 24, 2008, options to purchase 25,000 common shares at $0.80 until January 6, 2009, options to purchase 25,000 common shares at $0.50 until December 15, 2009, options to purchase 150,000 common shares at $0.58 until February 19, 2011, warrants to purchase 100,000 common shares at 0.58 until April 5, 2008 and 355,863 common shares held in his own name.

5.	Troy Rice is a director of CAG and CIBT and Chief Operating Officer of CIBT.

6.	The shareholding includes options to purchase 100,000 common shares at $0.58 until February 19, 2011 and 30,000 common shares held in his own name.

7.	Less than 1%

8.	Allen Chu is a director of CAG.

9.

The shareholding includes options to purchase 25,000 common shares at $0.50 until December 15, 2009, options to purchase 10,000 common shares at $0.58 until February 19, 2011 and 23,081 common shares held in his own name.

10.	Tony David is a director of CAG.

11.

The shareholding includes options to purchase 50,000 common shares at $0.30 until June 24, 2008, options to purchase 25,000 common shares at $0.50 until December 15, 2009, options to purchase 25,000 common shares at $0.58 until February 19, 2011 and 199,418 common shares held in his own name. The shareholding also includes warrants to purchase 181,818 common shares at $0.58 until April 5, 2008. The warrants are held by H. Tony David Holdings Ltd., a company over which Tony David has voting and investment control.

12.	George David Richardson is a director of CAG.

13.

The shareholding includes options to purchase 50,000 common shares at $0.30 until June 24, 2008, options to purchase 50,000 common shares at $0.50 until December 15, 2009, options to purchase 50,000 common shares at $0.58 until February 19, 2011 held in his own name. The shareholding also includes warrants to purchase 181,819 common shares at $0.58 until April 5, 2008 and 794,819 common shares held by Countryman Investments Ltd., a company over which George David Richardson has voting and investment control.

14.	Prithep Sosothikul is a director of CAG.

15.

The shareholding includes options to purchase 20,000 common shares at $0.30 until June 24, 2008, options to purchase 25,000 common shares at $0.50 until December 15, 2009, options to purchase 10,000 common shares at $0.58 until February 19, 2011 held in his own name.

16.	Alfred Ng is a director of CAG.

17.	The shareholding includes options to purchase 50,000 common shares at $0.50 until December 15, 2009 and options to purchase 25,000 common shares at $0.58 until February 19, 2011 held in his own name.

18.	David Hsu is a director of CAG and CIBT.

19.

The shareholding includes options to purchase 100,000 common shares at $0.58 until February 19, 2011 and 270,000 common shares held in his own name. The shareholding also includes warrants to purchase 100,000 common shares at $0.58 until April 5, 2008 and 100,000 common shares held by First International Management Ltd., a company over which David Hsu has voting and investment control. The rest of 290,000 common shares are held by Golden Field Company Profit Sharing Plan, an entity controlled by David Hsu.

20.	Alvina Leung is a director, President and Chief Financial Officer of IRIX.

21.	The shareholding includes options to purchase 15,000 common shares at $0.58 until February 19, 2011 and 40,712 common shares held in her own name.

22.	Alvin Chu is the Chief Executive Officer of IRIX.

23.	The shareholding includes options to purchase 15,000 common shares at $0.58 until February 19, 2011 held in his own name.

We are not aware of any arrangement which might result in a change in control in the future.

Statements as to securities beneficially owned by directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to us.

ITEM 7. Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following information of major shareholders as at April 12, 2007 is based on available information or records to us:

Title of		Amount and
Class	Name of	Nature of
	Beneficial Owner	Beneficial	Percent of
		Ownership	Class (%)

Common	Toby Chu (1)	2,356,628 (2)	5.4
shares

Common	Cundill Investment	5,790,500 (3)	13.3
shares	Research Ltd.

1.	Toby Chu is a director, President and Chief Executive Officer of CAG and CIBT and a director and secretary of IRIX.

2.

The shareholding includes options to purchase 100,000 common shares at $0.30 until June 24, 2008, options to purchase 125,000 common shares at $0.80 until January 6, 2009, options to purchase 100,000 common shares at $0.50 until December 15, 2009 and 110,400 common shares held in his own name. The shareholding also includes options to purchase 125,000 common shares at $0.80 until January 6, 2009, options to purchase 200,000 common shares at $0.58 until February 19, 2011, and 1,596,228 common shares held by Concordia Financial Management Corp., a company over which Toby Chu has voting and investment control.

3.

The shareholding includes warrants to purchase 800,000 common shares at $0.80 until February 13, 2009 and 4,990,500 common shares held by Cundill Investment Research Ltd., a company owned by Mackenzie Financial Corporation which is a fund management company.

All of our common shares have identical voting rights.

B.      Related Party Transactions

On February 3, 2006, we sold 125,000 common shares of CIBT to Troy Rice, a director of CIBT at a price of $1.00 per share. We offered Mr. Rice a loan to purchase such shares. We received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due February 3, 2016. On July 1, 2006, we sold 125,000 common shares of CIBT to Troy Rice, a director of CIBT at a price of $1.00 per share. We offered Mr. Rice a loan to purchase such shares. We received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due July 1, 2016. On September 22, 2006, we sold 50,000 common shares of CIBT to Troy Rice, a director of CIBT at a price of $0.85 per share. We offered Mr. Rice a loan to purchase such shares. We received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due September 22, 2016. As at December 31, 2006 Troy Rice owed a total of $298,432 to us. This transaction was designed as an incentive package for Mr. Rice to join CIBT.

On January 1, 2003, we entered into a two year employment agreement with Toby Chu whereby Mr. Chu will be paid $15,000 per month. On January 1, 2005 we extended this agreement with the same provisions except that this agreement can only be terminated by the parties if mutually agreeable and financial terms should be reviewed not more than once every two years upon the request of each party. During 2006, Mr. Chu was paid $90,000 for 2006 and $91,792 previously owing to him. Mr. Chu received a bonus of $200,299 in 2005 for his services related to the SEG transaction. During 2005, Mr. Chu was paid $101,950 under the agreement and the remaining $78,050 accrued as a debt, leaving us owing $91,792 as at December 31, 2005. During 2004, we paid Mr. Chu a total of $161,000, which included $132,000 of accrued and unpaid management fees and cash advances of $33,874, leaving $13,742 owing to him as a debt as at December 31, 2004.

On August 14, 2006 we received a loan of approximately $1,100,000 from Golden Field Company Profit Sharing Plan, an entity controlled by David Hsu, a director of CAG. The loan bears interest at a rate of 12% per annum compounded quarterly and is due November 29, 2007. If the loan and accrued interest is not paid on or before the due date, interest will continue to accrue and compound at a rate of 15% per annum. As collateral for the loan, we have pledged 500,000 common shares of Sun New Media Inc. owned by us. On January 31, 2007, we repaid the loan in full along with accrued interest.

On February 9, 2007, we loaned to Black Gardenia Corp., $150,000 in exchange for an 8% convertible promissory note due February 9, 2009. Black Gardenia Corp. is a reporting company in the U.S. that files quarterly and annual reports with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. The loan is to be used by Black Gardenia Corp. for general and administrative purposes. At any time before February 9, 2009, we have the right to convert all, or a portion of, the loan principal amount of the convertible promissory note into common shares of Black Gardenia Corp. at a conversion price of $0.01 per share. Toby Chu, our director, President and Chief Executive Officer, was appointed as a director, President and Chief Executive Officer of Black Gardenia respectively on January 15 and 26, 2007. Tim Leong, our Chief Financial Officer, was appointed as a director and Chief Financial Officer of Black Gardenia respectively on January 15 and 26, 2007. Allen Chu, our director, was appointed as a director of Black Gardenia on January 15, 2007. Tokay Sequoia Management Company Ltd., a British Columbia, now has direct and beneficial control of approximately 99% over Black Gardenia. Amy Ng has voting and investment control over Tokay Sequoia Management Company Ltd. Amy Ng has no relationship with us or our directors or officers. On March 22, 2007, Black Gardenia changed its name to Asia Interactive Media Inc

Other than as described above, we have not entered into any material or unusual transactions with our officers, directors, persons nominated for these positions, beneficial owners of 10% or more of our common stock, or family members of these persons.

C.      Interests of Experts and Counsel

Not Applicable.

ITEM 8. Financial Information

A.      Consolidated Statements and Other Financial Information

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements that cover the latest three financial years and most recent interim period, together with related notes and schedules and the report of our auditors. See Item 17 Financial Statements.

Legal Proceedings

Our management is not aware of any legal proceedings contemplated by any governmental authority or any other party against us. None of our directors, officers or affiliates have (i) commenced legal proceedings against us, or (ii) have an adverse interest to us in any legal proceedings. Management is not aware of any other legal proceedings that have been threatened against us.

Dividend Policy

We have never declared or paid any cash or stock dividends on our common shares since our inception. Since we currently have a policy of investing our earnings in the expansion of our business, we do not anticipate paying cash or stock dividends on our common shares for the foreseeable future. Future dividends on our common shares will be determined by the Board of Directors in light of circumstances existing at the time, including our earnings and financial condition. There is no assurance that dividends will ever be paid.

Critical Accounting Policies

Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in note 2 of the notes to our historical financial statements. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management.

Revenue recognition

CIBT recognizes tuition fee revenue on a straight line-basis over the period of instruction. Fees paid in advance of course offerings, net of related direct costs incurred, are recorded as deferred revenue and recognized in revenue as described above. IRIX recognizes revenue for service provided on a completed job basis.

Stock-based Compensation

We grant stock options to our directors, officers, employees and consultants to purchase shares of our common stock in accordance with the provisions of the Company’s stock option plan.

Under Canadian GAAP, we have adopted the recommendations of the CICA Handbook, Section 3870, “Stock-based compensation and other stock-based payments” (“Section 3870”) effective January 1, 2003. Under Section 3870, we expense. Under Section 3870, we expense all stock-based compensation awards made or altered on or after January 1, 2003. This standard also requires that all new or altered stock-based compensation awards provided to employees and non-employees are measured and recognized using a fair value based method. We use the Black-Scholes option pricing model to determine the fair value of all stock-based compensation awards.

Under US GAAP, effective January 1, 2006, we adopted the Financial Accounting Standards Board Statement No. 123R, “Share-Based Payment” (“SFAS No. 123R”), which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the fair value of the equity or liability instruments issued. We primarily use the Black-Scholes option pricing model to determine the fair value of all stock-based compensation awards. We had previously adopted the fair value based method of accounting for stock-based compensation awards in accordance with FASB Statement No. 123, “Accounting for Stock-Based Compensation”; and accordingly, the adoption of SFAF 123R had no significant impact on our reported financial position or results of operations.

Foreign currency translation

The unaudited consolidated financial statements for the interim period ended December 31, 2006 are presented in US dollars. The consolidated financial statements for the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004 are presented in Canadian dollars.

Previously, we determined that all of our subsidiaries whose operations are conducted primarily in foreign denominated currencies were integrated as foreign operations as defined under Canadian GAAP. Effective January 1, 2006, we determined that two of CIBT’s subsidiaries, the 100% interest in CIBT – BJUT School of Business and the 60% interest in CIBT Beihai International College, were no longer integrated foreign operations. From January 1, 2006 forward, these two subsidiaries have been accounted for as self-sustaining operations as defined under Canadian GAAP.

Our integrated foreign operations are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated into their reporting currency equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Our self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their reporting currency equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions, being primarily the average rates of exchange during the period; and the resulting gains and losses from translation are accumulated in a separate component of shareholders’ equity. An appropriate portion of the unrealized exchange gains and losses in accumulated other comprehensive income, a separate component of shareholders’ equity, is included in the determination of operating results for the period when there is a reduction in the net investment in the self-sustaining operation.

B.       Significant Changes

In 2006, we changed our fiscal year end from December 31 to June 30 to coincide with the business cycle of our education business in China. The academic year in China is primarily from September to June.

ITEM 9. The Offer and Listing

A.       Offer and Listing Details

We have one class of common shares. Our shares trade on the TSX Venture Exchange under the symbol “CTP.” The price information is as follows:

Period	High ($)	Low ($)
Annual High/Low
2006	1.09	0.55
2005	0.84	0.50
2004	0.89	0.36
2003	1.25	0.21
2002	0.42	0.19

Quarterly High/Low
2006
1st quarter	0.77	0.55
2nd quarter	1.09	0.77
3rd quarter	0.90	0.79
4th quarter	0.87	0.72
2005
1st quarter	0.84	0.51
2nd quarter	0.70	0.55
3rd quarter	0.60	0.50
4th quarter	0.71	0.50

Monthly High/Low

April 2007	1.35	1.00
March 2007	1.07	0.94
February 2007	0.85	0.81
January 2007	0.90	0.75
December 2006	0.85	0.72
November 2006	0.84	0.72

On May 7, 2007, the closing price of our common shares was $1.25. The high and low prices of our common shares were respectively $1.27 and $1.25 on May 7, 2007. As of April 12, 2007, we had 42,766,960 outstanding shares of common stock. As of December 31, 2006, our net tangible book value is $5,052,145 or $0.12 per share.

As of the date of this Registration Statement, there is no U.S. public market for our shares and there can be no assurances as to the establishment or continuity of any such market.

B.      Plan of distribution

 Not Applicable.

C.      Markets

Our common shares are quoted on the TSX Venture Exchange in Canada under the trading symbol “CPT”.

D.      Selling shareholders

Not Applicable.

E.      Dilution

Not Applicable.

F.      Expenses of the issue

Not Applicable.

ITEM 10. Additional Information

A.       Share capital

Common Stock

Our authorized share capital consists of 100,000,000 common shares without par value. There are no unusual rights or restrictions attached to this class. As of April 12, 2007 we had 42,766,960 common shares outstanding and no preferred shares outstanding. All of the issued common shares are fully paid and not subject to any future call or assessment.

Holders of our common stock have no preemptive rights to purchase additional shares of common stock or other subscription rights. The common stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of common stock are entitled to share equally in dividends from sources legally available, therefore, when, as and if declared by our Board of Directors, and upon liquidation or dissolution of CAG, whether voluntary or involuntary, to share equally in the assets of CAG available for distribution to our stockholders.

Our Board of Directors is authorized to issue additional shares of common stock not to exceed the amount authorized by our Articles of Incorporation, on such terms and conditions and for such consideration as our Board may deem appropriate without the need for further stockholder action.

Preferred Stock

We have no authorized preferred stock. Under our Articles of Incorporation, our Board of Directors has the power, without further action by the holders of the common stock, to authorize preferred stock and determine the relative rights, preferences, privileges and restrictions of the preferred stock, and to issue the preferred stock in one or more series as determined by the Board of Directors. The designation of rights, preferences, privileges and restrictions could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock.

Stock Options and Warrants

As of April 12, 2007, we had outstanding options to purchase 2,890,000 common shares at prices ranging from $0.30 to $0.80 per share with expiration dates ranging from June 24, 2008 to February 19, 2011 and warrants to purchase 4,578,938 common shares at an exercise price of $0.58 or $0.80 per share until April 5, 2008 or February 13, 2009. Other than the options and warrants, we have no other outstanding convertible securities.

The following table provides details of stock options outstanding at April 12, 2007:

Issued Date	Number of Common Shares underlying stock options	Number of Optionees	Exercise Price ($)	Expiry Date
June 25, 2003	380,000	9	0.30	June 24, 2008
January 7, 2004	425,000	5	0.80	January 6, 2009
December 16, 2004	660,000	17	0.50	December 15, 2009
February 20, 2006	1,425,000	18	0.58	February 19, 2011
Total	2,890,000

The following table provides details of stock option activity and the balances outstanding for the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining
	Options	Price	Life
		($)
Balance, December 31, 2003	1,538,715	0.32	2.54 years
- options granted during the year	1,600,000	0.61
- options forfeited, expired and	(211,700)	(0.51)
cancelled during the year
- options exercised during the year	(223,300)	(0.34)

Balance, December 31, 2004	2,703,715	0.48	3.36 years
- options granted during the year	-	-
- options forfeited, expired and	(227,000)	0.58
cancelled during the year
- options exercised during the year	(531,715)	0.37

Balance, December 31, 2005	1,945,000	0.50	3.00 years
- options granted during the period	1,500,000	0.58
- options forfeited, expired and	-	-
cancelled during the period
- options exercised during the period	(195,000)	0.29

Balance, June 30, 2006	3,250,000	0.55	3.61 years

The following table summarizes the status of outstanding warrants at April 12, 2007:

Issued Date	Number of Common Shares underlying warrants	Number of purchasers	Exercise Price ($)	Expiry Date
April 6, 2006	1,577,273 (1)	14	0.58	April 5, 2008
February 13, 2007	3,001,665 (2)	13	0.80	February 13, 2009
Total	4,578,938

(1) We completed private placements of 2,613,273 units at $0.55 per unit for proceeds of $1,473,300 on April 6, 2006. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of CAG at a price of $0.58 per share for a period of two years from the date of issuance. As of April 12, 2007, three investors exercised their warrants to purchase 1,036,000 common shares.

(2) We completed private placements of 6,003,330 units at $0.75 per unit for net proceeds of $4,325,323 (total proceeds of $4,502,498 less commissions and fees of $177,175). Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of CAG at a price of $0.80 per share for a period of two years from the date of issuance.

The following table provides details of warrant activity and the balances outstanding for the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining
	Warrants	Price	Life
		($)
Balance, December 31, 2003	1,984,278	0.31	0.50 years
- warrants issued	3,431,845	0.62
- warrants expired	(190,909)	(0.32)
- warrants exercised	(2,510,148)	(0.32)

Balance, December 31, 2004	2,715,066	0.70	0.31 years
- warrants issued	-	-
- warrants expired	(2,325,066)	0.70
- warrants exercised	(390,000)	0.70

Balance, December 31, 2005	-	-	0.00 years
- warrants issued	2,613,273	0.58
- warrants expired	-	-
- warrants exercised	-	-

Balance, June 30, 2006	2,613,273	0.58	1.77 years

Stock Option Plan

We currently have one stock option plan approved by the shareholders and then approved by the TSX Venture Exchange on August 31, 2004. We intend to attract, retain and motivate our directors, officers, and employees through our stock option plan. Under this stock option plan we are authorized to grant options to purchase up to 6,371,828 shares of our common stock. However, according to Section 3.4 of TSX Venture Exchange Policy 4.4, the TSX Venture Exchange will not normally accept option plans reserving more than 20% of an issuer’s issued shares, including any outstanding stock options previously granted on an individual basis. As of August 31, 2004, the maximum number of 6,371,828 shares of our common stock was approximately 20% of our issued and outstanding common shares. Therefore, we have to deduct all options outstanding as of August 31, 2004 from the maximum number of options for issuance under this stock option plan. After doing so, we are allowed to grant options to purchase up to 4,543,103 shares of our common stock.

2004 Stock Option Plan Information

As of April 12, 2007
Number of Common Shares to be Issued upon Exercise of Outstanding Options	Number of Common Shares Issued under the Stock Option Plan	Number of Common Shares Remaining available for Future Issuance under the Stock Option Plan	Number of Options Remaining available for Future Issuance under the Stock Option Plan
2,890,000	440,000	4,103,103	2,383,113

Under the stock option plan, options will be awarded to directors, officers, and employees at the discretion of the Board of Directors, taking into consideration their remuneration, length of service, nature and quality of work performed by them. The exercise price will be set by the Board of Directors, but will not be less than the closing price of our publicly traded shares on the day preceding the award date.

As long as we are not classified as a Tier one issuer, all options awarded, except in exceptional circumstances as determined by the Board of Directors, must contain vesting conditions relating to the exercise rights as follows:

Percentage of Optioned Shares	Date after which shares may be purchased
30%	Six months following the award date
40%	Twelve months following the award date
30%	Eighteen months following the award date

Except with consent of the TSX venture Exchange, the total number of options awarded in one twelve month period to one person under this plan will not exceed 2% of the issued and outstanding shares of our common shares at that time, and will at no time exceed 5% of our issued and outstanding shares at the award date.

If an option holder ceases to be a director, officer or employee, any options held by them will expire thirty days following that date, unless certain circumstances occur in which case the options will terminate prior to thirty days.

B.      Articles of Incorporation

Our articles of incorporation are incorporated by reference herein from filed documents as noted in Item 19. Our articles of incorporation do not contain any limitations on our objects or purposes.

The following is a summary of certain provisions of our articles of incorporation:

Director's Power to Vote on Matters in Which the Director Is Materially Interested

Our articles of incorporation provide that it is the duty of any of our directors who are directly or indirectly interested in an existing or proposed contract or transaction with us to declare the nature of their interest at a meeting of the Board of Directors. In the case of a proposed contract or transaction, the declaration must be made at the meeting of the Board of Directors at which the question of entering into the contract or transaction is first taken into consideration, or if the interested directors are not present at that meeting, our directors are required to declare their interest at the next meeting. A director shall not vote in respect of the approval of any such contract or transaction with us in which he is interested and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.

Director's Power to Vote on Compensation to Themselves

Subject to the Business Corporations Act, our articles of incorporation provide that directors are entitled to compensation for their services as director. The directors may determine the amount to be paid out of our funds or capital as remuneration for their services. If any director provides any professional or other services outside the ordinary duties of a director to us, he or she may be paid remuneration fixed by the directors.

Director's Borrowing Powers

Our articles of incorporation provide that the directors, from time to time at their discretion, may be authorized to:

  issue bonds and debentures;
  guarantee the repayment of any sum of money borrowed by any person or corporation;
  guarantee the performance of any obligations of any other person or corporation; and
  Mortgage or grant a security interest in the whole or any part of the present and future assets of us.

Retirement of Directors under an Age Limit Requirement

Our articles of incorporation do not require directors to retire prior to a specified age.

Number of Shares Required for a Director's Qualification

Our articles of incorporation do not contain a requirement of share ownership for a director's qualification.

Changes in Our Capital

Our articles of incorporation provide that we may, by ordinary resolution, amend our articles to increase our authorized capital by:

  creating shares with par value or shares without par value, or both;

  increasing the number of shares with par value or shares without par value, or both; or

  increasing the par value of a class of shares with par value, if no shares of that class are issued.

Subject to the Business Corporations Act, the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached to them by the resolutions of our directors. We may vary or delete any rights, privileges, limitations, restrictions and conditions attached to any class of our shares by the resolutions of our directors.

General Meeting

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, we must hold our first annual general meeting within 18 months after the date on which we were incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. Our directors may at any time convene a special general meeting.

We must send notice of the date, time and location of any meeting of shareholders to each shareholder entitled to attend the meeting, to each director and to our auditors at least 21 days before the meeting. Our directors must set a record date for the purpose of determining shareholders entitled to notice of the meeting of shareholders, which must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months.

The majority of votes required for us to pass a special resolution at a meeting of shareholders are two thirds of the votes cast on the resolution. Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Subject to any special rights or restrictions attached to any shares, every person present at the meeting who is a shareholder or proxy holder and entitled to vote has one vote, and on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Limitations on the Rights to Own Securities

Our articles of incorporation do not provide for any limitations on the rights to own our securities.

Change in Control Provisions

Our articles of incorporation do not contain any change in control limitations with respect to a merger, acquisition or corporate restructuring involving us.

Shareholder Ownership Disclosure

Our articles of incorporation do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

Share Rights, Preferences and Restrictions

All common shares are of the same class and have the same rights, preferences and limitations.

Each holder of common stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of common stock do not have cumulative voting rights, the holders of more than two thirds of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to our Board of Directors.

Holders of our common stock are entitled to dividends if declared by the Board of Directors out of funds legally available therefore. We do not anticipate the declaration or payment of any dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy will be subject to the discretion of our Board of Directors and will be contingent upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to our common shares and none of our common shares carry any liability for further calls.

Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, we shall indemnify a director, former director, or alternate director of us and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and we shall, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with us on the terms of the indemnity contained in our articles of incorporation.

An eligible proceeding means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director, or alternate director of us or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of us: (a) is or may be joined as a party; or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

An eligible penalty means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding.

C.      Material Contracts.

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this Registration Statement:

Agreement	Description
Agreements regarding the reverse merger transaction between CAG and Sun Media Investments Holding Ltd.

On July 21, 2005 we agreed with Sun Media Investments Holding Ltd. (“SMIH”) to sell our subsidiary SEG under a reverse merger transaction. The transaction was closed on September 18, 2005. Concurrent with this transaction, SEG consolidated its outstanding shares on a 1 for 2 basis. Under the reverse merger transaction, SEG issued 50,000,000 post-consolidation common shares to SMIH as consolidation for 100% of the issued and outstanding common shares of SMIH.

SEG also issued 5,000,000 common shares as a finder’s fee to Yu Hui Yang. In addition, we sold 250,000 post-consolidation shares of SEG for proceeds of $545,279. As a result of this series of transactions, our ownership in SEG was reduced from 78.5% to approximately 11% resulting in an effective disposal of our control position in SEG. After the reverse merger transaction, SEG changed its name to

Sun New Media Inc.

In connection with this reverse merger transaction, we received the 250,000 post-consolidation common shares of SEG as a one-time payment under a 24- month management advisory service agreement with SEG. We received the 500,000 post-consolidation common shares of SEG as a one-time payment under a 12-month management advisory service agreement with SMIH.

Agreement between CAG and Black Gardenia Inc.

On February 9, 2007, we loaned to Black Gardenia Corp., a U.S. reporting company, $150,000 in exchange for an 8% convertible promissory note due February 9, 2009. The loan is to be used by Black Gardenia Corp. for general and administrative purposes. At any time before February 9, 2009, we have the right to convert all, or a portion of, the loan principal amount of the convertible promissory note into common shares of Black Gardenia Corp. at a conversion price of $0.01 per share. On March 22, 2007, Black Gardenia changed its name to Asia Interactive Media Inc.

Allen Chu, our director, was appointed as a director of Black Gardenia on January 15, 2007. Tokay Sequoia Management Company Ltd., a British Columbia, now has direct and beneficial control of approximately 99% over Black Gardenia. Amy Ng has voting and investment control over Tokay Sequoia Management Company Ltd. Amy Ng has no relationship with us, or our directors or officers.

Broker Agreement between CAG and Canaccord Capital Corporation

On January 19, 2007, we entered into an engagement agreement with Canaccord Capital Corporation relating to brokered private placement services. The purpose of the agreement is to raise gross proceeds of $3,000,000 through the issuance of 4,000,000 share units of CAG on a best efforts basis. One share unit, which will be offered at $0.75 per unit, will consist of one common share and one half of a share purchase warrant. One whole warrant will entitle the holder to purchase one common share at an exercise price of $0.80 per share until two years from the date of closing of the private placement.

D.      Exchange controls.

Canadian Exchange Control Regulations

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. However, any such remittance to a resident of the U.S. may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the U.S.. For further information concerning such withholding tax, see “Item 10.E. Taxation.”

There are no limitations under the laws of Canada, the Province of British Columbia, or in our charter or other constituent documents with respect to the right of non-resident or foreign owners to hold and/or vote our common shares. However, the Investment Canada Act (the “Act”), enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act. For the purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisition of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act.

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

1.	engages in production of uranium and owns an interest in a producing uranium property in Canada;
2.	provides financial services;
3.	provides transportation services; and
4.	is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

Chinese Exchange Control Regulations

China's national currency, the “Yuan” or “RMB”, is not a freely convertible currency. Effective January 1, 1994, the Chinese foreign exchange system underwent fundamental changes. This reform was stated to be in line with China's commitment to establish a socialist market economy and to lay the foundation for making the RMB convertible in the future. The currency reform is designed to turn the dual exchange rate system into a unified and managed floating exchange rate system.

A China Foreign Exchange Trading Centre was formed in April, 1994 to provide an interbank foreign exchange trading market whose main function is to facilitate the matching of long and short term foreign exchange positions of the state-designated banks, and to provide clearing and settlement services. The People's Bank of China publishes the state managed exchange rate daily based on the daily average rate from the previous day's interbank trading market, after considering fluctuations in the international foreign exchange markets. Based on these floating exchange rates, the state-designated banks list their own exchange rates within permitted margins, and purchase or sell foreign exchange with their customers.

The State Administration of Foreign Exchange ("SAFE") administers foreign exchange dealings and requires that they are transacted through designated financial institutions. All Foreign Investment Enterprises ("FIEs") may buy and sell foreign currency from designated financial institutions in connection with current account transactions, including, but not limited to, profit repatriation. With respect to foreign exchange needed for capital account transactions, such as equity investments, all enterprises in China (including FIEs) are required to seek approval of the SAFE to exchange RMB into foreign currency. When applying for approval, such enterprises will be subject to review by the SAFE as to the source and nature of the RMB funds.

According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China through Designated Foreign Exchange Banks, effective from October 1, 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents. We are subject to limitations on our ability to convert Chinese currency. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

E.       Taxation

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a “Holder”) of one or more common shares of a company who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the company and is restricted to such circumstances.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the U.S. is reduced from the 25% rate. Under the Treaty, the company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a company owing at least 10% of the outstanding common shares of the company. These Treaty reductions are not available to beneficial owners who are a U.S. LLC corporation.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 15% or more of the shares of any class of the capital stock of the company. The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which can be used cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

A Holder who is a resident of the U.S. and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property. To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder is encouraged to consult his own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

          General Taxation of Distributions

          A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares. (See more detailed discussion at “Disposition of Common Shares” below).

          Reduced Tax Rates for Certain Dividends

          For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend).

          The company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the company is incorporated in a possession of the U.S., (b) the company is eligible for the benefits of a recognized Income Tax Convention with the U.S., or (c) the common shares are readily tradable on an established securities market in the U.S. Under a notice published by the IRS, stock will be considered as “readily tradable on an established securities market in the U.S.” if such stock is listed on a national securities exchange that is common under section 6 of the Securities Exchange Act of 1934 or on the Nasdaq Stock Market. The IRS announced in that notice that it is considering the treatment of dividends paid with respect to stock listed only in a manner that does not satisfy this definition of “readily tradable on an established securities market in the U.S.,” such as stock that is traded on the OTC Bulletin Board or on the electronic pink sheets.

          However, even if the company satisfies one or more of such requirements, the company will not be treated as a QFC if the company is a “passive foreign investment company” (as defined below) for the taxable year during which the company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

          As discussed below, we do not believe that we were a “passive foreign investment company” for the taxable year ended December 31, 2006, and does not expect that we will be a “passive foreign investment company” for the taxable year ending December 31, 2007. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by us concerning our “passive foreign investment company” status or that we will not be a “passive foreign investment company” for the current or any future taxable year. Accordingly, there can be no assurances that the IRS will not challenge the determination made by us concerning our QFC status, that we will be a QFC for the current or any future taxable year, or that we will be able to certify that we are a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

          If we are not a QFC, a dividend paid by the company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

          Distributions Paid in Foreign Currency

          The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

          Dividends Received Deduction

          Dividends paid on the common shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.

Controlled Foreign Corporation

The company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the company (a “10% Shareholder”).

If the company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the company and (b) such 10% Shareholder’s pro rata share of the earnings of the company invested in “U.S. property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of common shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the company that are attributable to such common shares. If the company is both a CFC and a “passive foreign investment company” (as defined below), the company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

We do not believe that we have previously been, or currently is, a CFC. However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the company for such taxable year is passive income or (b) 50% or more of the assets held by the company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.

In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the common shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares over (b) the fair market value of such common shares as of the close of such taxable year.

We do not believe that we were a PFIC for the taxable year ended December 31, 2006, and do not expect that we will be a PFIC for the taxable years ending December 31, 2007. There can be no assurance, however, that the IRS will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

F.      Dividends and paying agents

We have never paid any dividends since our inception.

G.      Statements by experts

Our consolidated financial statements as of June 30, 2006 and December 31, 2005 and 2004, have been included herein and have been audited by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants (“DMCL”), Vancouver, Canada, as stated in their report appearing in this Registration Statement and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. DMCL is a member of the British Columbia Institute of Chartered Accountants.

H.      Documents on display

In accordance with the Securities and Exchange Act of 1934, we will file with the Securities and Exchange Commission (“SEC”) this Registration Statement on Form 20-F, including all exhibits. .

Upon effectiveness of this Registration Statement, we will be subject to the reporting and other requirements of the Exchange Act and we intend to furnish our shareholders annual reports containing financial statements audited by our independent auditors and to make available quarterly reports containing unaudited financial statements for each of the first three quarters of each year. Reports and other information which we file with the SEC, including this Registration Statement on Form 20-F, may be inspected and copied at the public reference facilities of the SEC at:

100 F Street, NE
Washington, DC 20549

The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

I.      Subsidiary Information

As of April 12, 2007, we have the following subsidiaries:

  CIBT, which is 80% owned by us and was incorporated under the Business Corporations Act (British Columbia) on February 9, 1994. The remaining 25% interest is owned by 36 minority shareholders.

  IRIX, which is 51% owned by us and was incorporated under the Business Corporations Act (British Columbia) on October 5, 1994. The remaining 49% interest is owned by Allen Chu, a director of CAG.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

Not Applicable.

ITEM 12. Description of Securities other than Equity Securities

Not Applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.      Modification of Instruments Defining Rights of Security Holders

Not Applicable.

B.      Modification or Issuance of Other Class of Securities

Not Applicable

C.      Withdrawal or Substitution of Security

Not Applicable.

D.      Change of Trustee or Paying Agent

Not Applicable

E.      Use of Proceeds

Not Applicable

ITEM 15. Controls and Procedures

Not Applicable

ITEM 16.

ITEM 16A. Audit Committee Financial Expert

Not Applicable.

ITEM 16B. Code of Ethics

Not Applicable.

ITEM 16C. Principal Accountant Fees and Services

 Not Applicable.

ITEM 16D. Exemptions from the Listings Standard for Audit Committees

Not Applicable.

ITEM 16F. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17. Financial Statements

We are furnishing the following consolidated financial statements and reports:

Capital Alliance Group December 31, 2006 Consolidated Financial Statements

Capital Alliance Group June 30, 2006 Consolidated Financial Statements

Capital Alliance Group December 31, 2005 Consolidated Financial Statements

Capital Alliance Group December 31, 2004 Consolidated Financial Statements

ITEM 18. Financial Statements

Not Applicable

All financial statements herein, unless otherwise stated, have been prepared in accordance with Canadian GAAP. These principles, as they pertain to our financial statements, differ from U.S. GAAP in a number of material respects, which are set out under “ITEM 3. Key Information” herein. Reference is made to Note 12 in our unaudited consolidated interim financial statements for the six months ended December 31, 2006 and Note 14 in our audited consolidated financial statements for the six months ended June 30, 2006 for an explanation of all material differences between Canadian GAAP and U.S. GAAP as they pertain to us.

All of our financial statements are stated in Canadian Dollars.

CAPITAL ALLIANCE GROUP INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006
UNAUDITED
(Amounts in Canadian Dollars)

CONSOLIDATED BALANCE SHEETS

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED BALANCE SHEET
(Amounts in Canadian Dollars)

	December 31, 2006	June 30, 2006
	(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents	$6,559,907	$3,074,260
Accounts receivable	1,550,908	1,024,094
Marketable securities (Note 4)	1,250,908	1,005,530
Prepaid expenses and other current assets	1,277,639	190,135

	10,639,362	5,294,019
DUE FROM RELATED PARTIES (Note 8)	348,091	141,704
PROPERTYAND EQUIPMENT, net (Note 5)	1,194,419	994,365
	389,075	407,133
INTANGIBLE ASSETS, net (Note 3 (a))
	905,830	684,703
INVESTMENT IN SUN NEW MEDIA (Note 4)
	289,671	277,140
DEFERRED COSTS AND OTHER ASSETS

	$13,766,448	$7,799,064

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,861,909	$1,443,887
Deferred educational revenue	3,200,753	431,721
Unearned consulting fees (Note 4)	779,033	709,185
Lease obligation	19,010	19,010
	1,209,195	-
Loan payable (Note 6)
Due to related parties (Note 8)	108,267	59,767

	7,178,167	2,663,570

	77,942	88,065
CAPITAL LEASE OBLIGATION

NON-CONTROLLING INTERESTS (Note 3(a))	1,069,119	937,413

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	20,243,616	20,136,676
CONTRIBUTED SURPLUS	1,042,581	896,273
TREASURY SHARES HELD (Note 7)	(407,414)	(331,006)
UNREALIZED FOREIGN EXCHANGE LOSSES (Note 2)	(164,799)	(161,950)
DEFICIT	(15,272,764)	(16,429,977)

	5,441,220	4,110,016

	$13,766,448	$7,799,064

The accompanying notes are an integral part of these interim consolidated financial statements

CAPITAL ALLIANCE GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(UNAUDITED)
(Amounts in Canadian Dollars)

	Six Months Ended December 31,
	2006	2005

REVENUES
Educational	$2,974,890	$1,505,519
Design and advertising	641,009	843,644
Consulting	334,178	141,837
	3,950,077	2,491,000
DIRECT COSTS
Educational	1,378,424	635,185
Design and advertising	266,989	453,153
	1,645,413	1,088,338
	2,304,664	1,402,662
NET REVENUES

GAIN FROM SALE OF MARKETABLE SECURITIES (Note 4)	1,357,529	364,872
TOTAL NET REVENUES	3,662,193	1,767,534

EXPENSES
General and administrative – Schedule 1	2,458,467	1,921,782
Amortization	131,735	94,383
Stock-based compensation	-	231,960
	2,590,202	2,248,125
INCOME (LOSS) BEFORE THE FOLLOWING ITEMS:	1,071,991	(480,591)
OTHER INCOME (EXPENSES)	54,834	(20,627)
GAIN ON CIBT SHARE ISSUANCES AND PURCHASES (Note 3(a))	148,676	341,593
NON-CONTROLLING INTERESTS	(118,288)	(98,695)
INCOME (LOSS) FROM CONTINUING OPERATIONS	1,157,213	(258,320)
DISCONTINUED OPERATIONS (Note 4)
Operating income (loss) from discontinued operations	-	92,734
Gain on sale of discontinued operations	-	487,516
INCOME (LOSS) FROM DISCONTINUED OPERATIONS (Note 4)	-	580,250
NET INCOME	1,157,213	321,930
DEFICIT, BEGINNING OF PERIOD	(16,429,977)	(17,115,104)
DEFICIT, END OF PERIOD	$(15,272,764)	$(16,793,174)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
Income (loss) from continuing operations	$0.03	$(0.01)
Net income	$0.03	$0.01
BASIC AND FULLY DILUTED WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	35,310,106	32,744,357

The accompanying notes are an integral part of these interim consolidated financial statements

CAPITAL ALLIANCE GROUP INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED
(Amounts in Canadian Dollars)

	Six Months Ended December 31,
	2006	2005

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) from continuing operations	$1,157,213	$(258,320)
Adjusted for items not involving cash:
- amortization of deferred consulting fees	(334,178)	(141,837)
- gain from sale of marketable securities	(1,357,529)	(364,872)
- amortization	131,735	94,383
- deferred curriculum costs	-	21,094
- accrued interest income and expense	36,464	-
- non-cash foreign exchange	48,137	(42,772)
- stock-based compensation	-	231,960
- gain on CIBT share issuances and purchases	(148,676)	(341,593)
- non-controlling interests	118,288	98,695

	(348,546)	(703,262)
Net changes in non-cash working capital items	1,572,822	532,957

Cash from (used in) continuing operations	1,224,276	(170,305)
Discontinued operations	-	(107,917)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	1,224,276	(278,222)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(307,936)	(162,354)
Deferred curriculum development	5,956	-
Net cash from marketable securities transactions	1,292,174	(25,754)
Acquisition of CIBT shares from non-controlling interests	(24,000)	(137,672)
Cash received from disposal of SEG (Note 4)	-	545,279

	966,194	219,499
NET CASH FROM (USED IN) INVESTING ACTIVITIES

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares	82,940	136,400
Treasury share transactions (Note 7)	93,900	(147,324)
Proceeds from shares issued to non-controlling interests in CIBT	-	1,185,072
Net advances from related parties	48,500	85,820
Funds from loan advances	1,108,700	-
Lease obligation repayments	(10,123)	(10,788)
Deferred finance fees	(28,740)	-

	1,295,177	1,249,180
NET CASH FROM (USED IN) FINANCING ACTIVITIES

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
	3,485,647	1,190,457

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,074,260	1,631,852

CASH AND CASH EQUIVALENTS, END OF PERIOD	$6,559,907	$2,822,309

The accompanying notes are an integral part of these interim consolidated financial statements

CAPITAL ALLIANCE GROUP INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Capital Alliance Group Inc. (the “Company” or “CAG”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada. The Company’s current business operations include education and media communications. The Company currently has two principal business units, being CIBT School of Business & Technology Corp. (“CIBT”) and Irix Design Group Inc. (“Irix”) (Note 3). The Company’s education business is conducted through CIBT and its subsidiaries in China. CIBT’s educational operations are based in China. The Company operates its media communications business through Irix and its subsidiaries. Irix is based in Canada with representatives in Hong Kong and the US. During 2005, the Company divested its control position in its financial services business, which was operated through the Company’s former subsidiary SE Global Equities Corp. (“SEG”). The results of operations of SEG for the six months ended December 31, 2005 have been presented as discontinued operations. As a result of the divestiture, the Company presently maintains a portfolio investment in marketable securities of Sun New Media Inc. (Note 4).

During 2006, the Company changed its fiscal year end from December 31st to June 30th to coincide with the change in year end by the Company's major subsidiary, CIBT which operates business schools that have an academic year that primarily runs from September to June. CIBT changed its year end to June 30th to coincide with the business cycle of its Chinese school operations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its subsidiaries, a 76% interest in CIBT and a 51% interest in Irix as more fully described in Note 3. All significant intercompany balances and transactions are eliminated on consolidation.

In addition, these consolidated financial statements contain the results of SEG to September 18, 2005, being the date on which the Company divested its control position (Note 4).

Cash equivalents

The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Property and equipment

Property and equipment are recorded at cost. Amortization is provided over the estimated useful lives of assets as follows: Leasehold improvements - straight-line over 5 years; Furniture and equipment - 20% declining balance; Computer equipment - 20% declining balance; Computer software - straight-line over 2 years.

The carrying value of property and equipment is reviewed for impairment whenever changes in events or circumstances indicate the recoverable value may be less than the carrying amount. Determination of whether impairment of property and equipment has occurred is based on undiscounted future cash flows. Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges when indicated are charged to operations in the reporting period in which determination of impairment is made by management.

Curriculum development costs

CIBT capitalizes direct costs incurred in developing programs and curriculum for new courses. These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course upon commencement of the new courses. Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred.

Deferred finance fees

The Company has capitalized direct fees incurred in connection with a proposed equity financing in CIBT. These finance fees will be offset against the proceeds of the financing or charged to operations if the financing is not completed.

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSDECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets

Intangible assets with definite lives, consisting of programs, student enrolments and facilities acquired in connection with CIBT Beihai College (refer to Note 3(a)), are carried at cost less accumulated amortization in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3062, “Goodwill and other intangible assets”. These intangible assets are amortized on a straight-line basis over their estimated useful life which was initially a period of 7 years and was increased to 15 years on a prospective basis effective January 1, 2005 in accordance with the amended terms of the Weifang agreement (Note 3 (a)).

In accordance with the CICA Handbook, section 3063, “Impairment of long-lived assets”, effective January 1, 2004, the carrying value of intangible assets with indefinite or undeterminable lives are reviewed for impairment on a reporting period basis. Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.

Foreign currency translation

The consolidated financial statements are presented in United States dollars. Previously, the Company determined that all of its subsidiaries operating in foreign denominated currencies were integrated foreign operations. Effective January 1, 2006 the Company determined that two of CIBT’s subsidiaries, a 100% interest in CIBT School of Business and a 60% interest in CIBT Beihai International Management School, are no longer integrated foreign operations, and have been reclassified as self-sustaining operations. This determination was made based on an analysis of the operations of the two subsidiaries and their ability to carry on operations without management services and funding from the parent company. The following factors influenced the Company’s determination of self-sustaining operations for the two CIBT subsidiaries: (i) the tuition fees are determined by local competition and local government regulations in China, and are not influenced by changes in exchange rates, (ii) CIBT’s education market is localized in China, (iii) CIBT’s labour force and related costs are localized and paid in local currencies, (iv) the day-to-day activities of the two CIBT subsidiaries are financed from its own operations, and (v) there is little interrelationship between the day-to-day activities of the two CIBT subsidiaries and the parent company. The result of this change in determination and corresponding change in translation methodology have been applied prospectively commencing January 1, 2006.

The Company’s integrated foreign operations are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated into their United States dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

The Company’s self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their United States dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in a separate component of shareholders’ equity. An appropriate portion of the exchange gains and losses accumulated in the separate component of shareholders’ equity will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

Income taxes

The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions. The Company has not recognized potential future benefit amounts as the criteria for recognition under Canadian generally accepted accounting principles (“GAAP”) have not been met.

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSDECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Earnings (loss) per share

The Company follows the treasury stock method for determining dilutive earnings (loss) per share. This method assumes that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the average prevailing market rate during the reporting period. Basic earnings (loss) per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of share purchase warrants, stock options and convertible debentures have been excluded as they are anti-dilutive.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectibility is reasonably assured. Irix recognizes revenue for service provided on a completed job basis. CIBT recognizes tuition fee revenue on a straight line-basis over the period of instruction. Fees paid in advance of course offerings, net of related direct costs incurred, are recorded as deferred revenue and recognized in revenue as described above.

Previously, 25% of Beijing tuition fee revenue was recognized upon student enrolment and the balance was recognized as courses were provided on the percentage of completion basis. Effective January 1, 2006 the Company revised its estimate as to the appropriate timing of the recognition of the Beijing tuition fee revenue to record this revenue on a straight line-basis over the period of instruction. This change of estimate has been applied prospectively.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of property and equipment and intangible assets, useful lives for amortization of assets and liabilities including deferred costs and revenues and determination of fair value for stock-based transactions. Financial results as determined by actual events could differ from those estimates.

Stock-based compensation

The Company grants stock options to certain to its directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan. The Company has adopted the recommendations of the CICA Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, whereby it expenses all stock-based compensation awards made or altered on or after January 1, 2003. The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values have been determined using the Black-Scholes option pricing model.

Financial instruments

The Company’s financial instruments consist of current assets, current liabilities, and certain long term amounts due from related parties. Management has determined that the fair value of the current assets and liabilities approximates their carrying values due to their immediate or short-term maturity. Management has also determined that the fair value of the non-current capital lease obligations approximates its carrying value based on a comparison of current market conditions on comparable lease obligations. Management has evaluated the long term amounts due from related parties and concluded that the fair value is not determinable and accordingly the amounts continue to be carried at their face amount (refer to Note 8).

Asset retirement obligations

The Company adopted CICA Handbook, section 3110, “Asset retirement obligations”, effective January 1, 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSDECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Comparative figures

Certain of the comparative figures for the six month period ended December 31, 2005 have been reclassified to conform to the current year’s presentation.

NOTE 3 – SUBSIDIARIES

a)	CIBT School of Business & Technology Corp.

CIBT was incorporated on February 9, 1994 and is in the business of developing and operating academic, technical and career training schools in China. Effective August 4, 2005, CIBT changed its name from CIBT Canadian Institute of Business & Technology Corp. to CIBT School of Business & Technology Corp. The results of CIBT include the accounts of CIBT and its wholly-owned subsidiaries, CIBT School of Business, a company incorporated in Beijing, China, CIBT (HK) Limited, a company incorporated in Hong Kong on October 1, 1997, formed solely for the purpose of conducting the Company’s financial transactions in China, and its 60% interest in Weifang University Beihai College (“CIBT Beihai College”) as described below.

During the period ended December 31, 2006, CAG acquired 30,000 common shares of CIBT from non-controlling interests in CIBT for consideration of $24,000 and sold 175,000 common shares of CIBT for proceeds of US$167,500 ($187,617) decreasing CAG’s ownership of CIBT from 77% to 76%. CAG recorded a net gain of $148,676 in connection with the resulting increase of the non- controlling interest in CIBT.

Acquisition of CIBT Beihai College

By agreement dated August 11, 2004, CIBT acquired a 60% interest in CIBT Beihai College from Weifang University (“Weifang”) in consideration for a funding commitment to CIBT Beihai College of $714,286 (5,000,000 RMB). CIBT Beihai College is a PRC government approved college which has been in operation since 2002. In consideration for retaining a 40% interest in CIBT Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the CIBT Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).

As a result of this business combination, the Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over seven years (15 years commencing in 2006). Amortization of the intangible assets’ carrying value for the six month period ended December 31, 2006 totaled $16,961.

b)	Irix Design Group Inc.

Effective October 31 2000, the Company completed the acquisition of 51% of Irix, a private British Columbia, Canada corporation engaged in full service multi-media and advertising agency services in Canada, USA and Hong Kong. The operations of Irix include the accounts of its wholly-owned subsidiaries, Irix Design Group Inc., a California corporation, and Irix Design (Hong Kong) Company Limited, a Hong Kong company.

NOTE 4 – SE GLOBAL EQUITIES CORP. - DISCONTINUED OPERATIONS

By agreement dated July 21, 2005, and closed effective September 18, 2005, SE Global Equities Corp. (“SEG”) issued 50,000,000 post consolidation common shares on acquisition of 100% of the issued and outstanding common shares of Sun Media Investments Holding Ltd., a private BVI company (“SMIH”). In connection with this transaction, SEG issued 5,000,000 common shares as a finder’s fee and in a related transaction, CAG sold 500,000 pre consolidation (250,000 post consolidation) shares of SEG for proceeds of US$450,000 ($545,279). Concurrent with this transaction, SEG consolidated its outstanding shares on a 1 for 2 basis. As a result of this series of transactions, CAG's ownership in SEG was reduced from 78.5% to approximately 11% resulting in an effective disposal of CAG’s control position in SEG. CAG’s carrying value of the assets and liabilities disposed of as at September 18, 2005 was $57,763 resulting in a gain on sale of discontinued operations of $487,516. The results of operations and cash flows of SEG for the period from July 1, 2005 to September 18, 2005 have been reported on a discontinued operations basis.

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSDECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 4 – SE GLOBAL EQUITIES CORP. - DISCONTINUED OPERATIONS (cont’d)

In connection with this transaction, CAG entered into a 24-month management advisory services agreement with SEG. As consideration, CAG received a one-time payment of 250,000 post consolidation common shares of SEG with a fair value of $1,134,696.

On November 15, 2006, CAG entered into a 12-month management advisory services agreement with SMIH. As consideration, CAG received a one-time payment of 500,000 post consolidation common shares of SEG with a fair value of $404,026.

To December 31, 2006, the Company has recognized $759,689 of consulting income in connection with these management advisory services agreements leaving $779,033 of unearned consulting fees.

At December 31, 2006, the Company held 7,048,674 common shares representing 8% of Sun New Media Inc., (“SNMI”), formerly SEG, which does not represent a position of significant influence. Accordingly, the investment in SNMI subsequent to September 18, 2005 has been reported as marketable securities at the lower of cost and market value. The quoted market value of these shares at December 31, 2006 was US$5,286,506.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2006 and June 30, 2006:

	December 31, 2006	June 30, 2006

Furniture and equipment	$1,514,223	$1,323,349
Leasehold improvements	746,174	622,220
Equipment under capital lease	109,431	109,431

	2,369,828	2,055,000
Less: accumulated amortization	(1,175,409)	(1,060,635)

	$1,194,419	$994,365

NOTE 6 – LOAN PAYABLE

Effective August 14, 2006 the Company received a loan of US$1,000,000 from an entity controlled by a Director of the Company. The loan bears interest at a rate of 12% per annum compounded quarterly and is due November 29, 2006. If the loan and accrued interest is not paid on or before the due date, interest will continue to accrue and compound at a rate of 15% per annum. As collateral for the loan, the Company has pledged, in favour of the lender, 500,000 common shares of SNMI owned by the Company. Under the provision of the Loan Agreement, the proceeds of the loan are to be used by the Company to assist CIBT in completing its proposed acquisition of Weifang Commercial School. On January 31, 2007, the Company repaid the loan in full along with accrued interest.

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSDECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 7 – SHARE CAPITAL

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	Value
Issued and outstanding
Balance at December 31, 2005	32,744,357	$18,633,526

- for cash by exercise of options at $0.25 per share	165,000	41,250
- for cash by exercise of options at $0.50 per share	30,000	15,000
- for private placement at $0.55 per share	2,613,273	1,437,300
- contributed surplus reallocated on exercise of stock options	-	9,600

Balance at June 30, 2006	35,552,630	20,136,676

- for cash by exercise of warrants at $0.58 per share	18,000	10,440
- for cash by exercise of options at $0.35 per share	100,000	35,000
- for cash by exercise of options at $0.50 per share	75,000	37,500
- contributed surplus reallocated on exercise of stock options	-	24,000

Balance at December 31, 2006	35,745,630	$20,243,616

During the period ended June 30, 2006 the Company issued shares as follows:

a)	223,300 stock options were exercised at a prices ranging from $0.25 per share to $0.50 per share for total proceeds of $56,250.

b)

The Company completed a non-brokered private placement of 2,613,273 units at $0.55 per unit for proceeds of $1,473,300. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.58 per share for a period of two years from the date of issuance. The estimated grant date fair value of these warrants of $261,300 has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.

During the period ended December 31, 2006 the Company issued shares as follows:

a)	18,000 share purchase warrants were exercised at $0.58 per share for total proceeds of $10,440.

b)	100,000 stock options were exercised at $0.35 per share for total proceeds of $35,000.

c)	75,000 stock options were exercised at $0.50 per share for total proceeds of $37,500.

Treasury shares held

In accordance with TSX Venture Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury. As at December 31, 2006, 530,396 common shares with an accumulated cost of $407,414 have been recorded as treasury shares held. In August 2006, the Company sold 600,000 treasury shares, with a carrying value of $309,272, acquired through the provisions of the Company’s normal course issuer bid to the Company’s CEO at $0.80 per share (market price) for total proceeds of $480,000 resulting in a charge to contributed surplus of $170,708. The average cost to the Company of the treasury shares was $0.51 per share. During the month of October 2006, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company. The Company’s renewed TSX normal course issuer bid expires October 15, 2007.

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSDECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 7 – SHARE CAPITAL (cont’d)

Escrow shares

As at December 31, 2006, the Company has no shares held in escrow.

Share purchase warrants

The Company has 2,595,273 share purchase warrants outstanding exercisable at a price of $0.58 per share expiring on April 6, 2008.

Stock options

The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 2,940,000 shares at prices ranging from $0.30 per share to $0.80 per share exercisable for periods ending from June 24, 2008 to February 19, 2011. At December 31, 2006, 1,515,000 of these shares had vested.

Stock-based compensation

Effective February 20, 2006, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of $0.58 per share, exercisable for a term of five years subject to vesting at a rate of 25% 12 months after grant, 25% 24 months after grant, 25% 36 months after grant, and the final 25% 48 months after grant. The fair value of these options at the date of grant totalling $555,000 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4%; expected dividend yield of 0% and an expected volatility of 76%. The estimated fair value of the options will be recorded as compensation expensed upon vesting of the underlying options of which $NIL has been recorded to December 31, 2006.

NOTE 8 – RELATED PARTY TRANSACTIONS

Effective February 3, 2006, the Company sold 125,000 common shares of CIBT owned by the Company to a director of CIBT at a price of US$1.00 per share. As consideration the Company received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due February 3, 2016. Effective July 1, 2006, the Company sold 125,000 common shares of CIBT owned by the Company to this director at a price of US$1.00 per share. As consideration the Company received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due July 1, 2016. Effective September 22, 2006, the Company sold 50,000 common shares of CIBT owned by the Company to this director at a price of US$0.85 per share. As consideration the Company received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due September 22, 2016. The underlying CIBT shares have been placed in custody as security for these amounts owing. As at December 31, 2006 a total of $348,091 (US$287,434) was owing to the Company by the Director. This transaction was designed as an incentive package for the Director to join CIBT.

As at December 31, 2006, a balance of $108,267 was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment. The fair value of the amounts due to related parties is not determinable as they have no repayment terms. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the six month period ended December 31, 2006 the Company and its subsidiaries incurred $331,811 (2005 – $378,805) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT and IRIX.

NOTE 9 – INCOME TAXES

The Company and its subsidiaries have non-capital losses carried-forward which may be available to offset future income for income tax purposes which expire primarily through 2016 and certain capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential tax benefit of these losses has not been recorded as a full-deferred tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTSDECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 9 – INCOME TAXES (cont’d)

No current tax provision has been recorded as the Company and its subsidiaries have sufficient loss carryforwards to offset the taxable income resulting for the period.

NOTE 10 – SUBSEQUENT EVENTS

On October 12, 2006, the Company signed an agreement with Black Gardenia Inc. (“BGI”), a US reporting company, to acquire 15 million common shares of Black Gardenia Corp. (“BGC”) at US$0.01 per share. The Company did not fully pay for the 15 million common shares, and as a result BGI elected to rescind the agreement and the Company agreed to the rescission. On February 2, 2007, BGI rescinded the agreement for non-payment, and cancelled the 15 million common shares. Prior to the cancellation, BGC had 20 million common shares issued and outstanding. After the cancellation of the 15 million common shares, BGC had 5 million common shares issued and outstanding. As the Company had not fully paid for the BGC shares, at no time did the Company exercise control or significant influence over BGC and accordingly, the results of BGC have not been consolidated or accounted for under the equity method.

On February 9, 2007, the Company loaned to BGC US$150,000 in exchange for an 8% convertible promissory note due February 9, 2009. The loan is to be used by BGC for general and administrative purposes. At any time before February 9, 2009, the Company has the right to convert all, or a portion of, the loan principal amount of the promissory note into the common shares of BGC at a conversion price of US$0.01 per share.

On January 31, 2007, the Company repaid the US$1,000,000 loan from an entity controlled by a director of the Company in full along with accrued interest (refer to Note 6).

On February 8, 2007, The Company issued 1 million common shares on the exercise of share purchase warrants at a price of $0.58 per share for total proceeds of $580,000.

On February 13, 2007, the Company completed a brokered private placement (3,336,665 units) and non-brokered private placement (2,666,665 units) for a total of 6,003,330 units at $0.75 per unit for total proceeds of $4,502,498. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of $0.80 per share for a period of two years from the date of issuance. For the brokered portion of the private placement, the Company paid $177,175 in fees and commissions, and 233,567 agent’s warrants. Each agent’s warrant entitles the agent to purchase one common share of the Company at a price of $0.75 per share for a period of two years from the date of issuance.

On April 10, 2007, CIBT issued 1,668,321 common shares at approximately US$0.93 per share to CAG in settlement of US$1,555,786 of intercompany advances owing from CIBT to CAG increasing CAG’s ownership of CIBT from 76% to 78%.

On April 24, 2007, CAG acquired 1,548,678 common shares from treasury of CIBT at approximately US$0.93 per share. CAG paid to CIBT US$1,444,214 in cash for the common shares increasing CAG’s ownership of CIBT from 78% to 80%.

On April 25, 2007, CIBT completed a US$5 million debenture and warrant financing with Shane Corporation SARL (“Shane”), an affiliate of Camden Partners Holdings LLC, a US based private equity firm with expertise in the for-profit education sector. Shane advanced to CIBT US$5 million in exchange for a debenture issued by CIBT and common share purchase warrants to purchase 5,361,667 common shares of CIBT at a price of approximately US$0.93 per share. The debenture is due three years from issuance and bears interest at a rate of 8% per annum payable quarterly. Further, the debenture becomes due and payable within six months of CIBT completing a minimum US$25 million public offering (the “IPO”). The rate of interest is subject to escalation to a rate of (i) 20% upon a default on certain payment terms defined in the agreement and (ii) 15% upon CIBT failing to attain certain earnings thresholds as defined in the agreement. The warrants are exercisable for the period ending the earlier of (i) five years from issuance and (ii) six months following the completion of the IPO by CIBT. In addition, commencing upon CIBT completing the IPO, the warrants can be exercised on a cashless basis. CIBT paid fees in connection with the placement of this financing totalling US$500,000 plus 268,083 common share purchase warrants with similar terms and conditions to the financing warrants.

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 11 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools and Canada where Irix conducts web design and advertising services. The Company’s corporate operations are also in Canada.

Industry and Geographic Segments

	Six Months Ended December 31, 2006				Six Months Ended December 31, 2005
			Corporate and				Corporate and
	CIBT	IRIX	other		CIBT	IRIX	other
	(China)	(Canada)	(Canada)	Consolidated	(China)	(Canada)	(Canada)	Consolidated
Revenues
Educational	$2,974,890	$-	$-	$2,974,890	$1,505,519	$-	$-	$1,505,519
Design and advertising	-	641,009	-	641,009	-	843,644	-	843,644
Consulting income	-	-	334,178	334,178	-	-	141,837	141,837
Gain from sale of marketable securities	-	-	1,357,529	1,357,529	-	-	364,872	364,872

	$2,974,890	$641,009	$1,691,707	$5,307,606	$1,505,519	$843,644	$506,709	$2,855,872

Net revenues	$1,596,466	$374,020	$1,691,707	$3,662,193	$870,334	$390,491	$506,709	$1,767,534

Operating expenses and other items:
Amortization	(109,195)	(21,187)	(1,353)	(131,735)	(79,871)	(10,754)	(3,758)	(94,383)
General and administrative	(1,218,672)	(356,433)	(883,362)	(2,458,467)	(668,737)	(313,886)	(939,159)	(1,921,782)
Stock-based compensation	-	-	-	-	-	-	(231,960)	(231,960)
Gain on CIBT share issuances and purchases	-	-	148,676	148,676	-	-	341,593	341,593
Non-controlling interests	(70,639)	-	(47,649)	(118,288)	(99,532)	-	837	(98,695)
Other income	5,235	795	48,804	54,834	4,143	8,216	(32,986)	(20,627)

Net income (loss) from continuing operations	$203,195	$(2,805)	$956,823	$1,157,213	$26,337	$74,067	$(358,724)	$(258,320)

Identifiable assets of continuing operations	$8,396,587	$381,480	$4,599,306	$13,377,373	$5,106,398	$380,002	$1,741,195	$7,227,595

Capital expenditures	$313,731	$-	$-	$313,731	$221,594	$5,043	$-	$226,637

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 12 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs in certain respects from United States generally accepted accounting principles (“US GAAP”). The significant differences between Canadian GAAP and US GAAP affecting the Company’s financial statements are summarized as follows:

	December 31, 2006	June 30, 2006
Consolidated Balance Sheets
Total assets under Canadian GAAP	$13,766,448	$7,799,064
(a) Carrying value of marketable securities	1,963,223	17,489,875
Total assets under US GAAP	$15,729,671	$25,288,939

Total liabilities under Canadian and US GAAP	$7,256,109	$2,751,635

Total shareholders’ equity under Canadian GAAP	$5,441,220	$4,110,016
(a) Marketable securities – realized and unrealized
gains and losses	1,963,223	17,489,875
Total shareholders’ equity under US GAAP	$7,404,443	$21,599,891

	Six Months Ended December 31,
	2006	2005
Consolidated Statements of Operations and Deficit

Net income under Canadian GAAP	$1,157,213	$321,930
(a) Marketable securities – realized gains and losses	(258,411)	(409,635)
(b) CIBT revenue recognition	-	(104,981)
(c) Changes in ownership of CIBT	(148,676)	(341,593)
Net income (loss) under US GAAP	$750,126	$(534,279)
Basic and diluted earnings (loss) per share under US GAAP	$0.02	$(0.02)

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 12 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

	Six Months Ended December 31,
	2006	2005
Consolidated Statements of Cash Flows

Net cash provided by (used in) operating activities under
Canadian and US GAAP	$1,224,276	$(278,222)

	Six Months Ended December 31,
	2006	2005
Net cash provided by investing activities under
Canadian and US GAAP	$966,194	$219,499

Net cash provided by financing activities under
Canadian and US GAAP	$1,295,177	$1,249,180

	Six Months Ended December 31,
Comprehensive Income (Loss)	2006	2005

Net income (loss) under US GAAP	$750,126	$(534,279)

(a) Marketable securities – unrealized holding
gains and losses	(15,268,241)	14,191,209
(e) Foreign currency translation adjustments under
Canadian GAAP	(2,849)	-

Comprehensive income (loss) under US GAAP	$(14,520,964)	$13,656,930

(a) Marketable Securities

Under Canadian GAAP, in accordance with the provisions of the CICA Handbook, Section 3051, “Investments”, the Company accounts for investments in equity securities over which it does not exercise control or significant influence at cost. Gains and losses realized on sales are included in the determination of net income (loss) for the period with the cost of securities sold being determined on an average cost basis.

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 12 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(a) Marketable Securities (cont’d)

Under US GAAP, the Company accounts for its investments in equity securities over which it does not exercise control or significant influence in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 115 “Accounting for Certain Investments in Debt or Equity Securities”. The applicable guidance of SFAS No. 115 is summarized as follows:

•

Equity securities are subject to an initial classification between securities that are held to maturity (no intention to be sold prior to maturity), securities held for trading (bought with the intent to sell in the near future with the intent of realizing trading gains), and available-for-sale securities (those securities not classified as either held to maturity or held for trading).

•

Notwithstanding the above classification, securities that are subject to restrictions (regulatory or contractual) that are not expected to be removed within one year, are not subject to the accounting provisions of SFAS No. 115. These securities are carried at cost (subject to write-down for other than temporary impairments in value) until released from the restrictions and thus subject to SFAS No. 115.

•	Trading securities are carried at fair market value with all trading gains and losses and unrealized holding gains and losses included in the determination of net income for the period.
•

Available-for-sale securities are carried at fair market value (net of estimated future income tax effect) with all realized gains and losses included in the determination of net income (loss) for the period. Unrealized holding gains and losses (net of estimated future income tax effect) are included in accumulated other comprehensive income, a separate component of shareholders’ equity, and are included in the determination of comprehensive income (loss) for the period.

•

Securities reclassified from restricted to available-for-sale give rise to unrealized holding gains or losses on reclassification and securities reclassified from available-for-sale to trading give rise to realized holding gains or losses on reclassification.

As described in Note 4, the Company owns shares of Sun New Media Inc. (“SNM”), a US public company whose shares are listed on the OTC Bulletin Board which have been classified under US GAAP as follows:

	December 31,2006		June 30,2006
	Number of		Number of
	Shares	Carrying Value	Shares	Carrying Value

Trading securities	253,710	$221,946	-	$-
Available-for-sale securities	3,947,535	3,453,304	4,181,635	18,735,397
Restricted securities	2,847,429	444,711	2,847,429	444,711

	7,048,674	$4,119,961	7,029,064	$19,180,108

The trading prices of the SNM shares were as follows:

December 31, 2006	June 30,2006
US$ 0.75	US$ 4.00

(b) Revenue Recognition

Under Canadian GAAP, for all periods prior to January 1, 2006, the Company recognized certain of its educational revenues of a basis of 25% upon student enrollment, with the balance being recognized on a straight-line basis over the period of instruction. Effective January 1, 2006, the Company changed its estimate as to the appropriate timing of the recognition of the Beijing revenue such that all educational revenues are now recognized on a straight line-basis over the period of instruction. Under US GAAP, all educational revenues are recognized as courses are provided on a straight line-basis over the period of instruction.

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 12 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(c) Changes of Ownership of Subsidiaries

In accordance with the provisions of the CICA Handbook, section 1600, “Consolidate Financial Statements”, gains and losses resulting from the dilutive effects of subsidiary share transactions and issuances are included in the determination of net income for the period under Canadian GAAP. Under US GAAP and in accordance with the provisions of SEC Staff Accounting Bulletin Topic 5:H “Accounting for Sales of Stock By a Subsidiary”, such gains and losses should be recorded as capital transactions when they are considered part of broader corporate reorganization and when the likelihood of realization is uncertain. Accordingly, the Company has recorded the CIBT share transactions, where realization is uncertain, as capital transactions under US GAAP.

(d) Foreign Currency Translation

Under Canadian GAAP, the Company’s integrated foreign operations are translated using the temporal method with the resulting exchange gains or losses arising on foreign currency translation being included in the determination of operating results for the period.

Under Canadian GAAP, the Company’s self-sustaining foreign operations are translated using the current rate method with the resulting gains and losses arising on foreign currency translation being accumulated in a separate component of shareholders’ equity.

As the Company’s Canadian GAAP foreign currency translation methodology comprehensively includes the effects of currency price level changes, the effect, if any, of reconciling potential differences in foreign currency translation between Canadian GAAP and US GAAP has not been included in this reconciliation.

(e) Comprehensive Income (Loss)

Under US GAAP, the FASB has issued SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise report, by significant components and as a single total, the change in its net assets during the period from non-owner sources. Under US GAAP, the significant components of the Company’s comprehensive income (loss) for the periods are (i) net income (loss) for the period as determined under US GAAP, (ii) unrealized holding gains and losses on its available-for-sale securities (net of estimated future income tax effect), and (iii) foreign currency translation adjustments resulting from the translation of self-sustaining foreign operations using the current rate method in accordance with Canadian GAAP.

(f) Current Liabilities

US GAAP requires separate disclosure of all current liabilities in excess of 5% of total current liabilities. As this disclosure is not required under Canadian GAAP, the following table has been provided:

	December 31, 2006	June 30, 2006

Trade accounts payable	$734,383	$355,624
Accrued educational costs	1,061,441	830,282
Deferred educational revenue	3,200,753	431,721
Unearned consulting fees	779,033	709,185
Current portion of capital lease obligation	19,010	19,010
Loan Payable	1,209,195	-
Due to related parties	108,267	59,767
Other current liabilities	66,085	257,981

Total current liabilities	$7,187,167	$2,663,570

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 12 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(g) Recent Accounting Pronouncements – US GAAP

In November 2005, the FASB issued Staff Position (“FSP”) FAS115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This FSP is effective for reporting periods beginning after December 15, 2005. The adoption of this FSP has not had a material impact on the Company’s reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed The adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning July 1, 2008. The Company is currently evaluating the impact of SFAS No. 157, but does not expect that it will have a material impact on its financial position or results of operations.

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

NOTE 12 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(g) Recent Accounting Pronouncements – US GAAP (cont’d)
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The Company is currently evaluating the impact of SAB No. 108, but does not expect that it will have a material impact on its financial position or results of operations.

(h) Recent Accounting Pronouncements – Canadian GAAP
The Canadian Institute of Chartered Accountants (“CICA”) has issued three new accounting standards related to financial instruments: Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”. These new standards apply to the Company beginning July 1, 2007. Section 3855 expands on Handbook Section 3860 “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Section 3865 provides additional accounting treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG–13, “Hedging Relationships”, and the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and the required disclosures. Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements. The Company is still assessing the implications of these new standards, but it may require the recognition of certain financial instruments that would previously not have been recognized. Also, for the interim period commencing July 1, 2007, the Company will be required to present a new financial statement entitled “Comprehensive Income”.

The CICA has issued Section 3251, “Equity”. The Section replaces Section 3250, “Surplus” and incorporates amendments resulting from the issuance of Section 1530, “Comprehensive Income”. The Section becomes effective on July 1, 2007 and, as noted previously, the Company will be required to present a new financial statement entitled “Comprehensive Income”.

The CICA has issued two additional accounting standards related to financial instruments: Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”. These standards enhance the existing disclosure requirements in previously issued Section 3861, “Financial Instruments – Disclosure and Presentation”. Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861. Both Sections become effective for the Company on July 1, 2008 and it is not expected that they will have a significant impact.

The CICA has released Section 1535, “Capital Disclosures”. The Section requires an entity to disclose information about its objectives, policies and processes for managing capital and its compliance with any externally imposed capital requirements. The Section becomes effective July 1, 2008 and will require the Company to expand its disclosure in this area.

CAPITAL ALLIANCE GROUP INC
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006 AND 2005
UNAUDITED
(Amounts in Canadian Dollars)

SCHEDULE 1

GENERAL AND ADMINISTRATIVE EXPENSES

	Six Months Ended	Six Months Ended
	December 31, 2006	December 31, 2005

Advertising	$217,765	$209,895
Bank charges and interest	46,779	4,034
Consulting and management fees	406,100	556,744
Investor relations	41,984	36,180
Office and general	520,714	282,670
Professional fees	266,781	95,811
Rent	56,966	36,136
Salaries and benefits	827,118	602,625
Travel and promotion	74,260	97,687

	$2,458,467	$1,921,782

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Amounts in Canadian Dollars)

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Capital Alliance Group Inc.

We have audited the consolidated balance sheets of Capital Alliance Group Inc. as at June 30, 2006 and December 31, 2005, and the consolidated statements of operations and deficit and cash flows for the six month period ended June 30, 2006 and each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and December 31, 2005 and the results of its operations and its cash flows for the six month period ended June 30, 2006 and each of the two years in the period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ “DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

October 29, 2006
Vancouver, Canada

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in Canadian Dollars)

	June 30, 2006	December 31, 2005

ASSETS

CURRENT
Cash and cash equivalents	$3,074,260	$2,822,309
Accounts receivable	1,024,094	769,006
Marketable securities (Note 4)	1,005,530	945,027
Prepaid expenses and other current assets	190,135	702,941

	5,294,019	5,239,283
DUE FROM RELATED PARTIES (Note 8)	141,704	-
PROPERTYAND EQUIPMENT, net (Note 5)	994,365	822,258
	407,133	423,820
INTANGIBLE ASSETS, net (Note 3 (a))
	684,703	611,889
INVESTMENT IN SUN NEW MEDIA (Note 4)
	277,140	130,345
DEFERRED COSTS AND OTHER ASSETS

	$7,799,064	$7,227,595

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,443,887	$1,202,916
Deferred educational revenue	431,721	1,485,629
Unearned consulting fees (Note 4)	709,185	992,859
Current portion of capital lease obligation (Note 5)	19,010	6,045
Due to related parties (Note 8)	59,767	131,570

	2,663,570	3,819,019

	88,065	11,094
CAPITAL LEASE OBLIGATION (Note 5)

NON-CONTROLLING INTERESTS (Note 3(a))	937,413	1,006,103

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	20,136,676	18,633,526
CONTRIBUTED SURPLUS (Note 7)	896,273	815,153
TREASURY SHARES HELD (Note 6)	(331,006)	(264,126)
UNREALIZED FOREIGN EXCHANGE LOSSES (Note 2)	(161,950)	-
DEFICIT	(16,429,977)	(16,793,174)

	4,110,016	2,391,379

	$7,799,064	$7,227,595

The accompanying notes are an integral part of these consolidated financial statements

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Amounts in Canadian Dollars)

	Six months ended	Years ended December 31,
	June 30, 2006	2005	2004

REVENUES
Educational	$2,009,672	$3,341,219	$2,659,192
Design and advertising	637,342	1,593,041	1,180,957
Consulting	283,674	141,837	-

	2,930,688	5,076,097	3,840,149

DIRECT COSTS
Educational	1,396,797	1,828,666	1,794,610
Design and advertising	309,392	827,816	614,603

	1,706,189	2,656,482	2,409,213

	1,224,499	2,419,615	1,430,936
NET REVENUES

GAIN FROM SALE OF MARKETABLE SECURITIES (Note 4)	1,262,428	364,872	-

TOTAL NET REVENUES	2,486,927	2,784,487	1,430,936

EXPENSES
General and administrative – Schedule 1	1,849,913	3,345,857	3,513,726
Amortization	117,691	216,670	159,078
Stock-based compensation	90,720	431,385	106,200
Finance fees	-	22,278	119,808

	2,058,324	4,016,190	3,898,812

INCOME (LOSS) BEFORE THE FOLLOWING ITEMS:	428,603	(1,231,703)	(2,467,876)

OTHER INCOME	9,349	17,319	12,954
LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT	(8,170)	(12,561)	-
GAIN (LOSS) ON CIBT SHARE ISSUANCES AND PURCHASES (Note 3(a))
	(92,618)	615,550	34,075
NON-CONTROLLING INTERESTS	26,033	(104,623)	112,020

INCOME (LOSS) FROM CONTINUING OPERATIONS	363,197	(716,018)	(2,308,827)

DISCONTINUED OPERATIONS (Note 4)
Operating loss from discontinued operations	-	(130,269)	(335,166)
Gain on sale of discontinued operations	-	487,516	-

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	-	357,247	(335,166)

NET INCOME (LOSS)	363,197	(358,771)	(2,643,993)

DEFICIT, BEGINNING OF YEAR	(16,793,174)	(16,434,403)	(13,790,410)

DEFICIT, END OF YEAR	$(16,429,977)	$(16,793,174)	$(16,434,403)

The accompanying notes are an integral part of these consolidated financial statements

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Cont’d)
(Amounts in Canadian Dollars)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
Income (loss) from continuing operations	$0.01	$(0.02)	$(0.08)
Net income (loss)	$0.01	$(0.01)	$(0.09)
.
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	33,401,864	32,067,490	29,833,729

Diluted	34,088,277	32,067,490	29,833,729

The accompanying notes are an integral part of these consolidated financial statements

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Canadian Dollars)

	Six months ended	Years ended December 31,
	June 30, 2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) from continuing operations	$363,197	$(716,018)	$(2,308,827)
Adjusted for items not involving cash:
- gain from sale of marketable securities	(1,262,428)	(364,872)	-
- amortization of deferred consulting revenue	(283,674)	(141,837)	-
- unrealized foreign exchange gain	2,430	(31,594)	-
- accrued and unearned interest	(1,720)	-	-
- deferred curriculum costs	3,306	61,897	4,416
- loss (gain) on CIBT share issuances and purchases	92,618	(615,550)	(34,075)
- amortization	117,691	216,670	159,078
- stock-based compensation	90,720	431,385	106,200
- amortization of deferred finance fees	-	22,278	119,808
- loss on disposal of property and equipment	8,170	12,561	-
- non-controlling interests	(26,033)	104,623	(112,020)

	(895,723)	(1,020,457)	(2,065,420)
Net changes in non-cash working capital items	(610,447)	(227,740)	636,104

Cash used in continuing operations	(1,506,170)	(1,248,197)	(1,429,316)
Discontinued operations	-	(283,412)	(462,151)

NET CASH USED IN OPERATING ACTIVITIES	(1,506,170)	(1,531,609)	(1,891,467)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(308,459)	(401,326)	(82,685)
Cash received from disposal of SEG (Note 4)	-	545,279	-
Net cash from (used in) marketable securities transactions	1,129,111	(25,754)	-
Acquisition of CIBT shares from non-controlling interests	(265,124)	(137,672)	36,250
CIBT curriculum development costs	(16,322)	(56,123)	(44,206)

	539,206	(75,596)	(90,641)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	1,493,550	469,600	3,283,493
Proceeds from shares issued to non-controlling interests in CIBT	-	1,185,072	-
Acquisition of the Company’s shares into treasury (Note 6)	(66,880)	(182,979)	(34,428)
Net advances (to) from related parties	(71,803)	107,148	(9,338)
Capital lease obligation repayments	(19,495)	(10,788)	(2,699)
Convertible debenture repayments	-	-	(33,000)
Deferred finance fees	(116,457)	(31,366)	(52,060)

The accompanying notes are an integral part of these consolidated financial statements

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont’d)
(Amounts in Canadian Dollars)

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,218,915	1,536,687	3,151,968

NET INCREASE (DECREASE) IN CASH	251,951	(70,518)	1,169,860

CASH, BEGINNING OF THE YEAR	2,822,309	2,892,827	1,722,967

CASH, END OF THE YEAR	$3,074,260	$2,822,309	$2,892,827

SUPPLEMENTAL CASH FLOW INFORMATION:
	$-	$-	$23,817
Interest paid
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

CAPITAL ALLIANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Amounts in Canadian Dollars)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Capital Alliance Group Inc. (the “Company” or “CAG”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada. The Company’s current business operations include education and training, and graphic design and advertising agency services. The Company currently has two principal business units, being CIBT School of Business & Technology Corp. (“CIBT”) and Irix Design Group Inc. (“Irix”) (Note 3). The Company’s education and training programs and business activities are conducted through CIBT and its subsidiaries. CIBT’s educational operations are based in China. The Company operates its graphic design and advertising agency business through Irix and its subsidiaries. Irix is based in Canada with representatives in Hong Kong and the US. During 2005, the Company divested its control position in its broker-dealer financial services business, which was operated through the Company’s former subsidiary SE Global Equities Corp. (“SEG”). The results of operations of SEG for the year ended December 31, 2005 have been presented as discontinued operations. As a result of the divestiture, the Company presently maintains a portfolio investment in marketable securities of Sun New Media Inc. (Note 4).

During 2006, the Company changed its fiscal year end from December 31 to June 30 to coincide with the change in year end by the Company's major subsidiary, CIBT, which operates business schools that have an academic year that primarily runs from September to June. CIBT decided to change its year end to June 30 to coincide with the business cycle of its Chinese operations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements are expressed in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in Canada. Except as indicated in Note 14, they also comply, in all material respects, with generally accepted accounting principles in the United States.

Principles of consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its subsidiaries, a 77% interest in CIBT and a 51% interest in Irix as more fully described in Note 3. All significant intercompany balances and transactions are eliminated on consolidation.

In addition, these consolidated financial statements contain the results of SEG through September 18, 2005, being the date on which the Company divested its control position (Note 4).

Cash equivalents
The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Property and equipment
Property and equipment are recorded at cost. Amortization is provided over the estimated useful lives of assets as follows: Leasehold improvements - straight-line over 5 years; Furniture and equipment - 20% declining balance; Computer equipment - 20% declining balance; Computer software - straight-line over 2 years.

The carrying value of property and equipment is reviewed for impairment whenever changes in events or circumstances indicate the recoverable value may be less than the carrying amount. Determination of whether impairment of property and equipment has occurred is based on undiscounted future cash flows. Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges when indicated are charged to operations in the reporting period in which determination of impairment is made by management.

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets
Intangible assets with definite lives, consisting of programs, student enrolments and facilities acquired in connection with CIBT Beihai College (refer to Note 3(a)), are carried at cost less accumulated amortization in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3062, “Goodwill and other intangible assets”. These intangible assets are amortized on a straight-line basis over their estimated useful life which was initially a period of 7 years and was increased to 15 years on a prospective basis effective January 1, 2005 in accordance with the amended terms of the Weifang agreement (Note 3 (a)).

In accordance with the CICA Handbook, section 3063, “Impairment of long-lived assets”, effective January 1, 2004, the carrying value of intangible assets with indefinite or undeterminable lives are reviewed for impairment on a reporting period basis. Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.

Curriculum development costs
CIBT capitalizes direct costs incurred in developing programs and curriculums for new courses (June 30, 2006 – 68,380; December 31, 2005 - $56,124). These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course upon commencement of the new courses. Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred.

Deferred finance fees
The Company has capitalized direct fees incurred in connection with a proposed equity financing in CIBT (June 30, 2006 – $132,053; December 31, 2005 - $15,596). These finance fees will be offset against the proceeds of the financing or charged to operations if the financing is not completed.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. Previously, the Company determined that all of its subsidiaries operating in foreign denominated currencies were integrated foreign operations. Effective January 1, 2006 the Company determined that two of CIBT’s subsidiaries, a 100% interest in CIBT School of Business and a 60% interest in CIBT Beihai International Management School, are no longer integrated foreign operations, and have been reclassified as self-sustaining operations. This determination was made based on an analysis of the operations of the two subsidiaries and their ability to carry on operations without management services and funding from the parent company. The following factors influenced the Company’s determination of self-sustaining operations for the two CIBT subsidiaries: (i) the tuition fees are determined by local competition and local government regulations in China, and are not influenced by changes in exchange rates, (ii) CIBT’s education market is localized in China, (iii) CIBT’s labour force and related costs are localized and paid in local currencies, (iv) the day-to-day activities of the two CIBT subsidiaries are financed from its own operations, and (v) there is little interrelationship between the day-to-day activities of the two CIBT subsidiaries and the parent company. The result of this change in determination and corresponding change in translation methodology have been applied prospectively commencing January 1, 2006.

The Company’s integrated foreign operations are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

The Company’s self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in a separate component of shareholders’ equity. An appropriate portion of the exchange gains and losses accumulated in the separate component of shareholders’ equity will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Income taxes
The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions. The Company has not recognized potential future benefit amounts as the criteria for recognition under Canadian GAAP have not been met.

Earnings (loss) per share
The Company follows the treasury stock method for determining dilutive earnings (loss) per share. This method assumes that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the average prevailing market rate during the reporting period. Basic earnings (loss) per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of share purchase warrants, stock options and convertible debentures have been excluded as they are anti-dilutive.

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectibility is reasonably assured. Irix recognizes revenue for service provided on a completed job basis. CIBT recognizes tuition fee revenue on a straight line-basis over the period of instruction. Fees paid in advance of course offerings, net of related direct costs incurred, are recorded as deferred revenue and recognized in revenue as described above.

Previously, 25% of Beijing tuition fee revenue was recognized upon student enrolment and the balance was recognized as courses were provided on the percentage of completion basis. Effective January 1, 2006 the Company revised its estimate as to the appropriate timing of the recognition of the Beijing tuition fee revenue to record this revenue on a straight line-basis over the period of instruction. This change of estimate has bee applied prospectively and revenue for the period ended June 30, 2006 was $47,075 lower and deferred revenue as at June 30, 2006 was $47,075 higher than it would have otherwise been under the previous revenue recognition method.

Use of estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of property and equipment and intangible assets, useful lives for amortization of assets and liabilities including deferred costs and revenues and determination of fair value for stock-based transactions. Financial results as determined by actual events could differ from those estimates.

Stock-based compensation
The Company grants stock options to certain to its directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan. The Company has adopted the recommendations of the CICA Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, whereby it expenses all stock-based compensation awards made or altered on or after January 1, 2003. The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values have been determined using the Black-Scholes option pricing model.

Financial instruments
The Company’s financial instruments consist of current assets, current liabilities, and certain long term amounts due from related parties. Management has determined that the fair value of the current assets and liabilities approximates their carrying values due to their immediate or short-term maturity. Management has also determined that the fair value of the non-current capital lease obligations approximates its carrying value based on a comparison of current market conditions on comparable lease obligations. Management has evaluated the long term amounts due from related parties and concluded that the fair value is not determinable and accordingly the amounts continue to be carried at their face amount (refer to Note 8).

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Asset retirement obligations
The Company adopted CICA Handbook, section 3110, “Asset retirement obligations”, effective January 1, 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Comparative figures
Certain of the comparative figures from prior periods have been reclassified to conform to the current year’s presentation.

NOTE 3 – SUBSIDIARIES

c) CIBT School of Business & Technology Corp.

CIBT was incorporated on February 9, 1994 and is in the business of developing and operating academic, technical and career training schools in China. Effective August 4, 2005, CIBT changed its name from CIBT Canadian Institute of Business & Technology Corp. to CIBT School of Business & Technology Corp. The results of CIBT include the accounts of CIBT and its wholly-owned subsidiaries, CIBT School of Business, a company incorporated in Beijing, China, CIBT (HK) Limited, a company incorporated in Hong Kong on October 1, 1997, formed solely for the purpose of conducting the Company’s financial transactions in China, and its 60% interest in Weifang University Beihai College (“CIBT Beihai College”) as described below.

During 2006, CAG acquired 416,500 common shares of CIBT from non-controlling interests in CIBT for consideration of $265,124 and sold 125,000 common shares of CIBT for proceeds of $142,414 increasing CAG’s ownership of CIBT from 75% to 77%. CAG recorded a loss in 2006 of $92,255 in connection with the resulting decrease of the non-controlling interest in CIBT.

During 2005, CAG acquired 217,333 common shares of CIBT from non-controlling interests in CIBT for consideration of $137,672 and CIBT issued 911,759 common shares to CAG in settlement of $552,403 owing from CIBT to CAG. In addition, during 2005, CIBT issued 1,085,000 common shares for proceeds of $1,185,072, net of issue costs of $129,470. As a result of these transactions, CAG’s ownership in CIBT decreased from 78% to 75%. CAG recorded a gain of $615,550 in connection with the resulting increase in the non-controlling interests in CIBT.

        Acquisition of CIBT Beihai College
By agreement dated August 11, 2004, CIBT acquired a 60% interest in CIBT Beihai College from Weifang University (“Weifang”) in consideration for a funding commitment to CIBT Beihai College of $714,286 (5,000,000 RMB) of which $357,143 (2,500,000 RMB) was paid on closing and the balance of $357,143 (2,500,000 RMB) was paid during 2005. CIBT Beihai College is a PRC government approved college which has been in operation since 2002. In consideration for retaining a 40% interest in CIBT Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the CIBT Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).

As a result of this business combination, the Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over seven years (15 years commencing in 2006). The intangible assets’ carrying value as at June 30, 2006 and December 31, 2005 was determined as follows:

	June 30, 2006	December 31, 2005
Intangible assets acquired by CIBT Beihai College	$476,190	$476,190
Less: accumulated amortization	(69,057)	(52,370)
	$407,133	$423,820

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 3 – SUBSIDIARIES (cont’d)

d) Irix Design Group Inc.
Effective October 31 2000, the Company completed the acquisition of 51% of Irix, a private British Columbia, Canada corporation engaged in full service multi-media and advertising agency services in Canada, USA and Hong Kong. The operations of Irix include the accounts of its wholly-owned subsidiaries, Irix Design Group Inc., a California corporation, and Irix Design (Hong Kong) Company Limited, a Hong Kong company.

NOTE 4 – SE GLOBAL EQUITIES CORP. - DISCONTINUED OPERATIONS

By agreement dated July 21, 2005, and closed effective September 18, 2005, SEG issued 50,000,000 post-consolidation common shares on acquisition of 100% of the issued and outstanding common shares of Sun Media Investments Holding Ltd., a private BVI company (“SMIH”). In connection with this transaction, SEG issued 5,000,000 common shares as a finder’s fee and in a related transaction, CAG sold 500,000 pre-consolidation (250,000 post-consolidation) shares of SEG for proceeds of $545,279 (US$450,000). Concurrent with this transaction, SEG consolidated its outstanding shares on a 1 for 2 basis. As a result of this series of transactions, CAG's ownership in SEG was reduced from 78.5% to approximately 11% resulting in an effective disposal of CAG’s control position in SEG. CAG’s carrying value of the assets and liabilities disposed of as at September 18, 2005 was $57,763 resulting in a gain on sale of discontinued operations of $487,516. The results of operations and cash flows of SEG for the year ended December 31, 2004 and the period from January 1, 2005 to September 18, 2005 have been reported on a discontinued operations basis.

In connection with this transaction, CAG entered into a 24-month management advisory services agreement with SEG. As consideration, CAG received a one-time payment of 250,000 post-consolidation common shares of SEG with a fair value of $1,134,696. To June 30, 2006, the Company had recognized $425,511 (December 31, 2005 – $141,837) of consulting income in connection with this agreement leaving $709,185 of unearned consulting fees.

At June 30, 2006, the Company holds 7,029,064 common shares representing 7% of Sun New Media Inc., (“SNM”), formerly SEG, which does not represent a position of significant influence. Accordingly, the investment in SNM subsequent to September 18, 2005 has been reported as marketable securities at the lower of cost and market value. The quoted market value of these shares at June 30, 2006 was $31,490,207 (US$28,116,256). On October 16, 2006, the quoted market value of these shares was $13,655,703 (US$11,978,687). In connection with these transactions, SMIH, the Company and certain other shareholders of SEG entered into two separate agreements whereby (i) SMIH voluntarily agreed to a pooling arrangement allowing for shares to be released to them incrementally over a period of four years or as otherwise agreed to by the parties and (ii) CAG voluntarily agreed to maintain a minimum level of shareholding in SMN with this minimum shareholding level being reduced proportionately with any reduction in the SMIH pooled shareholdings as described above. As a result of amendments to the SMIH pooling agreement dated December 1, 2005 and March 15, 2006, currently 2,847,429 of the SNM common shares owned by the Company are subject to the minimum shareholding arrangement. Accordingly, $684,703, being the proportionate carrying value of the 2,847,429 shares, has been classified as non-current as these shares cannot be transferred or sold within 12 months of the balance sheet date.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at:

	June 30, 2006	December 31, 2005

Furniture and equipment	$1,323,349	$1,223,988
Leasehold improvements	622,220	707,516
Equipment under capital lease	109,431	-

	2,055,000	1,931,504
Less: accumulated amortization	(1,060,635)	(1,109,246)

	$994,365	$822,258

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 5 – PROPERTY AND EQUIPMENT (cont’d)

The Company has acquired certain of its equipment by way of capital leases. These leases have expiry dates ending between November 1, 2008 and February 11, 2011. The equipment is amortized as follows: $22,246 using a declining balance rate of 45% to a residual buy out amount of $10 and $109,431 on a straight-line basis over 60 months to a residual buy out amount of $33,359. Included in amortization expense for the period is $10,235 (2005 – $5,046) relating to equipment under capital leases. Included in accumulated amortization as at June 30, 2006 is $15,281 (December 31, 2005 – 5,046) relating to equipment under capital leases.

The future minimum annual payments required in connection with the capital leases is as follows:

For the years ending June 30,	2007	$24,700
	2008	24,700
	2009	19,873
	2010	17,444
	2011	43,715

		130,432
Less: amount representing interest		(23,357)

		$107,075

NOTE 6 – SHARE CAPITAL

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at December 31, 2003	24,770,868	14,601,203

- for cash by exercise of options at $0.30 per share	68,300	20,490
- for cash by exercise of options at $0.35 per share	155,000	54,250
- for cash by exercise of warrants at $0.31 per share	1,884,278	584,126
- for cash by exercise of warrants at $0.33 per share	625,870	206,537
- for conversion of convertible debentures, net of finance fees (Note 5)	716,779	233,004
- for private placements at $0.60 per share, net of $283,910 of issuance costs	4,503,333	2,418,090
- escrow shares cancelled and returned to treasury	(901,786)	-

Balance at December 31, 2004	31,822,642	$18,117,700

- for cash by exercise of options at $0.35 per share	461,715	161,600
- for cash by exercise of options at $0.50 per share	70,000	35,000
- for cash by exercise of warrants at $0.70 per share	390,000	273,000
- contributed surplus reallocated on exercise of stock options	-	46,226

Balance at December 31, 2005	32,744,357	18,633,526

- for cash by exercise of options at $0.25 per share	165,000	41,250
- for cash by exercise of options at $0.50 per share	30,000	15,000
- for private placement at $0.55 per share	2,613,273	1,437,300
- contributed surplus reallocated on exercise of stock options	-	9,600

Balance at June 30, 2006	35,552,630	$20,136,676

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 6 – SHARE CAPITAL (cont’d)

During the six months ended June 30, 2006 the Company issued shares as follows:

c)	223,300 stock options were exercised at a prices ranging from $0.25 per share to $0.50 per share for total proceeds of $56,250.

d)

The Company completed a non-brokered private placement of 2,613,273 units at $0.55 per unit for proceeds of $1,473,300. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.58 per share for a period of two years from the date of issuance. The estimated grant date fair value of these warrants of $261,300 has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.

During the year ended December 31, 2005 the Company issued shares as follows:

a)	390,000 share purchase warrants were exercised at $0.70 per share for total proceeds of $273,000.

b)	531,715 stock options were exercised at a prices ranging from $0.35 per share to $0.50 per share for total proceeds of $196,600.

During the year ended December 31, 2004 the Company issued shares as follows:

Treasury shares held
In accordance with TSX Venture Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury. During 2006, the Company repurchased 101,500 (2005 – 297,500) of its common shares at a cost of $66,880 (2004 – $182,979), or an approximate average price of $0.66 per share. As at June 30, 2006, 645,000 common shares (2005 – 543,500) with an accumulated cost of $331,006 (2005 – $264,126) have been recorded as treasury shares held. The Company’s current TSX normal course issuer bid expired on October 6, 2006.

Escrow shares
As at December 31, 2004 and 2005 and June 30, 2006, the Company has no shares held in escrow.

Share purchase warrants
The Company’s share purchase warrant activity is summarized as follows:

		Weighted	Weighted
		Average	Average
	Number of	Exercise Price	Remaining
	Warrants		Life

Balance, December 31, 2003	1,984,278	0.31	0.37 years
- warrants issued during the year	3,431,845	0.62
- warrants expired during the year	(190,909)	0.32
- warrants exercised during the year	(2,510,148)	0.32

Balance, December 31, 2004	2,715,066	$0.70	0.31 years
- warrants issued	-	-
- warrants expired	(2,325,066)	0.70
- warrants exercised	(390,000)	0.70

Balance, December 31, 2005	-	-	0.00 years
- warrants issued	2,613,273	0.58
- warrants expired	-	-
- warrants exercised	-	-

Balance, June 30, 2006	2,613,273	$0.58	1.77 years

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 6 – SHARE CAPITAL (cont’d)

Stock options
The Company’s stock option activity is summarized as follows:

		Weighted	Weighted
		Average	Average
	Number of	Exercise Price	Remaining
	Options		Life

Balance, December 31, 2003	1,538,715	0.32	2.54 years

- options granted during the year	1,600,000	0.61
- options forfeited, expired and cancelled during the year	(211,700)	0.51
- options exercised during the year	(223,300)	0.34

Balance, December 31, 2004	2,703,715	$0.48	3.36 years
- options granted during the year	-	-
- options forfeited, expired and cancelled during the year	(227,000)	0.58
- options exercised during the year	(531,715)	0.37

Balance, December 31, 2005	1,945,000	0.50	3.00 years
- options granted during the period	1,500,000	0.58
- options forfeited, expired and cancelled during the period	-	-
- options exercised during the period	(195,000)	0.29

Balance, June 30, 2006	3,250,000	$0.55	3.61 years

Details of options outstanding and exercisable as at June 30, 2006 are as follows:

		Remaining
Number	Exercise Price	Contractual Life

380,000	0.30	1.99 years
100,000	0.35	0.24 years
425,000	0.50	3.19 years
845,000	0.80	3.47 years

1,750,000

Stock-based compensation
During 2004, a total of 1,600,000 stock options were granted to employees, officers, directors and consultants of the Company at prices ranging from $0.50 per share to $0.80 per share, exercisable for a term of five years subject to vesting at a rate of 30% 6 months after grant, 40% 12 months after grant and the final 30% 18 months after grant. The fair value of these options at the date of grant totaling $674,000 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 3%; expected dividend yield of 0% and an expected volatility of 95%. Of the total fair value of the options, $90,720 (2005 - $431,385; 2004 - $106,200) was recorded as stock-based compensation during the period and $45,695 in connection with options that were forfeited prior to vesting will not be recorded.

During 2006, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of $0.58 per share, exercisable for a term of five years subject to vesting at a rate of 30% 6 months after grant, 40% 12 months after grant and the final 30% 18 months after grant. The fair value of these options at the date of grant totalling $555,000 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4%; expected dividend yield of 0% and an expected volatility of 76%. The estimated fair value of the options will be recorded as compensation expensed upon vesting of the underlying options of which $NIL has been recorded to June 30, 2006.

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 7 – CONTRIBUTED SURPLUS

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, December 31, 2003	$136,394
Stock compensation on subsidiary options granted	187,400
Stock compensation on vesting of stock options	106,200

Balance, December 31, 2004	$429,994
Stock compensation on vesting of stock options	431,385
Allocated to share capital on exercise of options	(46,226)

Balance, December 31, 2005	815,153
Stock compensation on vesting of stock options	90,720
Allocated to share capital on exercise of options	(9,600)

Balance, June 30, 2006	$896,273

NOTE 8 – RELATED PARTY TRANSACTIONS

Amounts due to related parties are non-interest bearing and have no fixed terms of repayment. The fair value of the amounts due to related parties is not determinable as they have no repayment terms. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Effective January 1, 2003, the Company and the CEO entered into a two year Executive Employment Agreement whereby the CEO will be paid $15,000 per month. During the period, the CEO was paid $90,000 (2005 – $101,950 paid and $78,050 accrued) and $91,792 previously owing to the CEO was repaid by the Company leaving $Nil owing as at June 30, 2006 (December 31, 2005 – $91,792).

At December 31, 2004, $10,680 was due to other officers and directors of the Company and its subsidiaries. During 2005 the Company made repayments of $83,040, received further advances of $44,235 and these related parties incurred $67,903 of expenses on behalf of the Company leaving $39,778 due to these related parties as at December 31, 2005. During 2006, the Company received further advances and these related parties incurred expenses on behalf of the Company totaling $19,989 leaving $59,767 due to these parties at June 30, 2006.

During 2006, the Company and its subsidiaries incurred $283,865 (as compared to $542,299 in 2005) for management and consulting fees, and salaries to certain officers, management and certain directors and/or their private companies employed by the Company and its various subsidiaries in North America and Asia. The CEO’s total compensation for 2005 included a bonus of $200,299 paid in connection with the SEG transaction as described in Note 4.

Effective February 3, 2006, the Company sold 125,000 common shares of CIBT owned by the Company to a director of CIBT at a price of US$1.00 per share. As consideration, the Company received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due February 3, 2016. The underlying CIBT shares have been placed in custody as security for the amount owing. As at June 30, 2006, a total of $141,704 (US$126,510) was owing to the Company. This transaction was designed as an incentive package for the director to join CIBT.

Management has evaluated this long-term promissory note and concluded that its fair value is not determinable. This determination was based primarily on the lack of liquidity in the shares underlying this transaction due to there not being an active market for the shares and the fact that the shares have been placed in custody as security for the amount owing. Accordingly, the amount continues to be carried at the face amount subject to foreign currency translation adjustments.

NOTE 9 – INCOME TAXES

The Company and its subsidiaries have non-capital losses carried-forward of approximately $10,180,000 which may be available to offset future income for income tax purposes which expire between 2006 and 2015, and capital losses of approximately $1,680,000 which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential tax benefit of these losses has not been recorded as a full-deferred tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 10 – COMMITMENTS

CIBT entered into a lease agreement dated July 24, 2000 on behalf of the CAG group of companies for the Company’s corporate office space in Vancouver, B.C. with minimum annual rates of $70,520 for the first year, $74,046 for the next two years and $77,572 for the final two years plus taxes and operating costs. On August 16, 2005, the lease was renewed for a 50 month term (from September 1, 2005 to October 31, 2009). Under the renewed lease agreement the minimum annual rate for the term of the lease is $70,520 plus taxes and operating costs. During 2006, the Company incurred $66,175 (2005 – $118,215) in rent, taxes and operating costs in connection with this lease. CIBT has estimated future minimum annual lease payments under this operating lease as follows:

Years ending June 30,
2007	$70,520
2008	70,520
2009	70,520
2010	23,508

$235,068

NOTE 11 – RISK MANAGEMENT

The Company is engaged primarily in operations in the PRC and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks. The Company manages all risk issues directly.

The Company is engaged primarily in service related industries and manages related industry risk issues directly.

The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk. In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Company’s ability to repatriate profits from China

NOTE 12 – SUBSEQUENT EVENTS

The company issued 18,000 common shares on the exercise of share purchase warrants at a price of $0.58 per share for total proceeds of $10,440 and 100,000 common shares on the exercise of stock options at a price of $0.35 per share for total proceeds of $35,000.

Effective August 14, 2006, the Company received a loan of $1,000,000 from an entity controlled by a director of the Company. The loan bears interest at a rate of 12% per annum compounded quarterly and is due November 29, 2006. If the loan and accrued interest is not paid on or before the due date, interest will continue to accrue and compound at a rate of 15% per annum.

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 12 – SUBSEQUENT EVENTS (cont’d)

As collateral for the loan, the Company has pledged, in favour of the lender, 500,000 common shares of SNM owned by the Company. Under the provision of the Loan Agreement, the proceeds of the loan are to be used by the Company to assist CIBT in completing its proposed acquisition of Weifang Commercial School.

In August 2006, the Company sold 600,000 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the Company’s CEO at $0.80 per share for total proceeds of $480,000. The average cost to the Company of the treasury shares was $0.51 per share.

On October 15, 2006, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company. The Company’s renewed TSX normal course issuer bid expires October 15, 2007.

On October 16, 2006, the Company signed an agreement with Black Gardenia Inc., a US reporting company, to acquire 15 million common shares of Black Gardenia Corp. at $0.01 per share. The Company did not fully pay for the 15 million common shares, and as a result Black Gardenia Corp. elected to rescind the agreement and the Company agreed to the rescission. On February 2, 2007, Black Gardenia Corp. rescinded the agreement for non-payment, and cancelled the 15 million common shares. Prior to the cancellation, Black Gardenia Corp. had 20 million common shares issued and outstanding. After the cancellation of the 15 million common shares, Black Gardenia Corp. had 5 million common shares issued and outstanding. The Company no longer has beneficial control over Black Gardenia Corp.

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 13 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools and Canada where Irix conducts web design and advertising services. The Company’s corporate operations are also in Canada.

Industry and Geographic Segments

		June 30, 2006				December 31, 2005				December 31, 2004
			Corporate				Corporate				Corporate
	CIBT	IRIX	and other		CIBT	IRIX	and other		CIBT	IRIX	and other
	(China)	(Canada)	(Canada)	Consolidated	(China)	(Canada)	(Canada)	Consolidated	(China)	(Canada)	(Canada)	Consolidated

Revenues
Educational	$2,009,672	$-	$-	$2,009,672	$3,341,219	$-	$-	$3,341,219	$2,659,192	$-	$-	$2,659,192
Design and advertising	-	637,342	-	637,342	-	1,593,041	-	1,593,041	-	1,180,957	-	1,180,957
Consulting income	-	-	283,674	283,674	-	-	141,837	141,837	-	-	-	-
Gain from sale of
marketable securities	-	-	1,262,428	1,262,428	-	-	364,872	364,872	-	-	-	-
	$2,009,672	$637,342	$1,546,102	$4,193,116	$3,341,219	$1,593,041	$506,709	$5,440,969	$2,659,192	$1,187,592	$-	$3,853,103

Net revenues	$612,875	$327,950	$1,546,102	$2,486,927	$1,512,553	$765,225	$505,709	$2,784,487	$864,582	$556,354	$-	$1,430,936

Expenses and other items:
Amortization	(97,116)	(17,846)	(2,729)	(117,691)	(196,021)	(16,891)	(3,758)	(216,670)	(140,746)	(13,635)	(4,697)	(159,078)
Finance fees	-	-	-	-	(22,278)	-	-	(22,278)	(119,808)	-	-	(119,808)
General and administrative	(704,837)	(352,891)	(792,185)	(1,849,913)	(1,164,641)	(586,884)	(1,594,332)	(3,345,857)	(1,082,230)	(507,624)	(1,913,872)	(3,513,726)
Stock-based compensation	-	-	(90,720)	(90,720)	-	-	(431,385)	(431,385)	-	-	(106,200)	(106,200)
Gain (loss) on CIBT share
issuances and purchases	-	-	(92,618)	(92,618)	-	-	615,550	615,550	-	-	34,075	34,075
Loss on disposal of
property and equipment	(8,170)	-	-	(8,170)	(12,561)	-	-	(12,561)	-	-	-	-
Non-controlling interests	(28,615)	-	54,648	26,033	(99,532)	-	(5,091)	(104,623)	12,321	-	99,699	112,020
Other income	-	107	9,242	9,349	4,143	8,733	4,443	17,319	-	6,635	6,319	12,954
Net income (loss) from
continuing operations	$(225,863)	$(42,680)	$631,740	$363,197	$21,663	$170,183	$(907,964)	$(716,018)	$(465,881)	$41,730	$(1,884,676)	$(2,308,827)

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

Identifiable assets	$4,301,574	$381,457	$3,116,033	$7,799,064	$5,106,398	$380,002	$1,741,195	$7,227,595	$3,293,180	$374,999	$1,083,534	$4,751,713

Capital expenditures	$295,128	$13,331	$-	$308,459	$396,283	$5,043	$-	$401,326	$69,371	$13,314	$-	$82,685

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 14 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs in certain respects from United States generally accepted accounting principles (“US GAAP”). The significant differences between Canadian GAAP and US GAAP affecting the Company’s financial statements are summarized as follows:

	June 30, 2006	December 31, 2005
Consolidated Balance Sheets
Total assets under Canadian GAAP	$7,799,064	$7,227,595
(a) Carrying value of marketable securities	17,489,875	13,781,574
Total assets under US GAAP	$25,288,939	$21,009,169

Total liabilities under Canadian GAAP	$2,751,635	$3,830,113
(b) CIBT deferred revenues	-	182,449
Total liabilities under US GAAP	$2,751,635	$4,012,562

Total shareholders’ equity under Canadian GAAP	$4,110,016	$2,391,379
(a) Marketable securities – realized and unrealized
gains and losses	17,489,875	13,781,574
(b) CIBT revenue recognition	-	(182,449)
Total shareholders’ equity under US GAAP	$21,599,891	$15,990,504

	6 months ended	Year ended	Year ended
	June 30, 2006	December 31,	December 31,
Consolidated Statements of Operations and Deficit		2005	2004

Net income (loss) under Canadian GAAP	$363,197	$(358,771)	$(2,643,993)
(a) Marketable securities – realized gains and losses	(162,592)	(409,635)	-
(b) CIBT revenue recognition	182,449	11,206	(77,794)
(c) Changes in ownership of CIBT	92,618	(615,550)	(34,075)

Net income (loss) under US GAAP	$475,672	$(1,372,750)	$(2,755,862)

Basic and diluted earnings (loss) per share under US GAAP	$0.01	$(0.04)	$(0.09)

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 14 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

	6 months ended	Year ended	Year ended
Consolidated Statements of Cash Flows	June 30, 2006	December 31,	December 31,
		2005	2004

Net cash used in operating activities under
Canadian and US GAAP	$(1,464,657)	$(1,580,605)	$(1,862,092)

Net cash provided by (used in) investing activities under
Canadian and US GAAP	$539,206	$(75,596)	$(90,6451)

Net cash provided by financing activities under
Canadian and US GAAP	$1,218,915	$1,536,687	$3,151,968

Comprehensive Income (Loss)	6 months ended	Year ended	Year ended
	June 30, 2006	December 31,	December 31,
		2005	2004

Net income (loss) under US GAAP	$475,672	$(1,372,750)	$(2,755,862)

(a) Marketable securities – unrealized holding
gains and losses	3,870,893	14,191,209	-
(e) Foreign currency translation adjustments under
Canadian GAAP	(161,950)	-	-

Comprehensive income (loss) under US GAAP	$4,184,615	$12,818,459	$(2,755,862)

(h) Marketable Securities
Under Canadian GAAP, in accordance with the provisions of the CICA Handbook, Section 3051, “Investments”, the Company accounts for investments in equity securities over which it does not exercise control or significant influence at cost. Gains and losses realized on sales are included in the determination of net income (loss) for the period with the cost of securities sold being determined on an average cost basis.

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 14 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(a) Marketable Securities (cont’d)
Under US GAAP, the Company accounts for its investments in equity securities over which it does not exercise control or significant influence in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 115 “Accounting for Certain Investments in Debt or Equity Securities”. The applicable guidance of SFAS No. 115 is summarized as follows:

•

Equity securities are subject to an initial classification between securities that are held to maturity (no intention to be sold prior to maturity), securities held for trading (bought with the intent to sell in the near future with the intent of realizing trading gains), and available-for-sale securities (those securities not classified as either held to maturity or held for trading).

•

Notwithstanding the above classification, securities that are subject to restrictions (regulatory or contractual) that are not expected to be removed within one year, are not subject to the accounting provisions of SFAS No. 115. These securities are carried at cost (subject to write-down for other than temporary impairments in value) until released from the restrictions and thus subject to SFAS No. 115.

•	Trading securities are carried at fair market value with all trading gains and losses and unrealized holding gains and losses included in the determination of net income for the period.
•

Available-for-sale securities are carried at fair market value (net of estimated future income tax effect) with all realized gains and losses included in the determination of net income (loss) for the period. Unrealized holding gains and losses (net of estimated future income tax effect) are included in accumulated other comprehensive income, a separate component of shareholders’ equity, and are included in the determination of comprehensive income (loss) for the period.

•

Securities reclassified from restricted to available-for-sale give rise to unrealized holding gains or losses on reclassification and securities reclassified from available-for-sale to trading give rise to realized holding gains or losses on reclassification.

As described in Note 4, the Company owns shares of Sun New Media Inc. (“SNM”), a US public company whose shares are listed on the OTC Bulletin Board which have been classified under US GAAP as follows:

	June 30,2006		December 31, 2005
	Number of		Number of
	Shares	Carrying Value	Shares	Carrying Value

Trading securities	-	$-	2,700	$12,121
Available-for-sale securities	4,181,635	18,735,397	3,990,000	14,703,212
Restricted securities	2,847,429	444,711	3,275,314	623,157

	7,029,064	$19,180,108	7,268,014	$15,338,490

The trading prices of the SNM shares were as follows:

June 30,2006	December 31, 2005
$US 4.00	$US 3.85

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

(i) Revenue Recognition
Under Canadian GAAP, for all periods prior to January 1, 2006, the Company recognized certain of its educational revenues of a basis of 25% upon student enrollment, with the balance being recognized on a straight-line basis over the period of instruction. Effective January 1, 2006, the Company changed its estimate as to the appropriate timing of the recognition of the Beijing revenue such that all educational revenues are now recognized on a straight line-basis over the period of instruction. Under US GAAP, all educational revenues are recognized as courses are provided on a straight line-basis over the period of instruction.

(j) Changes of Ownership of Subsidiaries
In accordance with the provisions of the CICA Handbook, section 1600, “Consolidate Financial Statements”, gains and losses resulting from the dilutive effects of subsidiary share transactions and issuances are included in the determination of net income for the period under Canadian GAAP. Under US GAAP and in accordance with the provisions of SEC Staff Accounting Bulletin Topic 5:H “Accounting for Sales of Stock By a Subsidiary”, such gains and losses should be recorded as capital transactions when they are considered part of broader corporate reorganization and when the likelihood of realization is uncertain. Accordingly, the Company has recorded the CIBT share transactions, where realization is uncertain, as capital transactions under US GAAP.

(k) Foreign Currency Translation
Under Canadian GAAP, the Company’s integrated foreign operations are translated using the temporal method with the resulting exchange gains or losses arising on foreign currency translation being included in the determination of operating results for the period.

Under Canadian GAAP, the Company’s self-sustaining foreign operations are translated using the current rate method with the resulting gains and losses arising on foreign currency translation being accumulated in a separate component of shareholders’ equity.

As the Company’s Canadian GAAP foreign currency translation methodology comprehensively includes the effects of currency price level changes, the effect, if any, of reconciling potential differences in foreign currency translation between Canadian GAAP and US GAAP has not been included in this reconciliation.

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 14 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(l) Comprehensive Income (Loss)
Under US GAAP, the FASB has issued SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise report, by significant components and as a single total, the change in its net assets during the period from non-owner sources. Under US GAAP, the significant components of the Company’s comprehensive income (loss) for the periods are (i) net income (loss) for the period as determined under US GAAP, (ii) unrealized holding gains and losses on its available-for-sale securities (net of estimated future income tax effect), and (iii) foreign currency translation adjustments resulting from the translation of self-sustaining foreign operations using the current rate method in accordance with Canadian GAAP.

(m) Current Liabilities
US GAAP requires separate disclosure of all current liabilities in excess of 5% of total current liabilities. As this disclosure is not required under Canadian GAAP, the following table has been provided:

	June 30, 2006	December 31, 2005

Trade accounts payable	$355,624	$347,589
Accrued educational costs	830,282	737,597
Deferred educational revenue	431,721	1,485,629
Unearned consulting fees	709,185	992,859
Current portion of capital lease obligation	19,010	6,045
Due to related parties	59,767	131,570
Other current liabilities	257,981	117,730

Total current liabilities	$2,663,570	$3,819,019

(n) Recent Accounting Pronouncements – US GAAP
In November 2005, the FASB issued Staff Position (“FSP”) FAS115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This FSP is effective for reporting periods beginning after December 15, 2005. The adoption of this FSP has not had a material impact on the Company’s reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed The adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 14 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(n) Recent Accounting Pronouncements – US GAAP (cont’d)
In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning July 1, 2008. The Company is currently evaluating the impact of SFAS No. 157, but does not expect that it will have a material impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The Company is currently evaluating the impact of SAB No. 108, but does not expect that it will have a material impact on its financial position or results of operations.

(o) Recent Accounting Pronouncements – Canadian GAAP
The Canadian Institute of Chartered Accountants (“CICA”) has issued three new accounting standards related to financial instruments: Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”. These new standards apply to the Company beginning July 1, 2007. Section 3855 expands on Handbook Section 3860 “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Section 3865 provides additional accounting treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG–13, “Hedging Relationships”, and the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and the required disclosures. Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements. The Company is still assessing the implications of these new standards, but it may require the recognition of certain financial instruments that would previously not have been recognized.

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Amounts in Canadian Dollars)

NOTE 14 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(o) Recent Accounting Pronouncements – Canadian GAAP (cont’d)
Also, for the interim period commencing July 1, 2007, the Company will be required to present a new financial statement entitled “Comprehensive Income”.

The CICA has issued Section 3251, “Equity”. The Section replaces Section 3250, “Surplus” and incorporates amendments resulting from the issuance of Section 1530, “Comprehensive Income”. The Section becomes effective on July 1, 2007 and, as noted previously, the Company will be required to present a new financial statement entitled “Comprehensive Income”.

The CICA has issued two additional accounting standards related to financial instruments: Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”. These standards enhance the existing disclosure requirements in previously issued Section 3861, “Financial Instruments – Disclosure and Presentation”. Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861. Both Sections become effective for the Company on July 1, 2008 and it is not expected that they will have a significant impact.

The CICA has released Section 1535, “Capital Disclosures”. The Section requires an entity to disclose information about its objectives, policies and processes for managing capital and its compliance with any externally imposed capital requirements. The Section becomes effective July 1, 2008 and will require the Company to expand its disclosure in this area.

CAPITAL ALLIANCE GROUP INC.
SCHEDULE 1
JUNE 30, 2006, DECEMBER 31, 2005 AND DECEMBER 31, 2004
(Amounts in Canadian Dollars)

GENERAL AND ADMINISTRATIVE EXPENSES

	6 months ended	12 months ended	12 months ended
	June 30, 2006	December 31,	December 31,
		2005	2004

Advertising	$188,121	$357,443	$344,204
Bank charges and interest	2,815	6,453	18,898
Consulting and management fees	316,157	784,552	934,069
Investor relations	52,500	87,545	191,681
Office and general	304,338	539,899	531,163
Professional fees	156,229	185,634	164,310
Rent	65,020	116,829	146,174
Salaries and benefits	629,739	1,116,263	933,934
Travel and promotion	134,994	151,239	249,293

	$1,849,913	$3,345,857	$3,513,726

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Amounts in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of Capital Alliance Group Inc.

We have audited the consolidated balance sheets of Capital Alliance Group Inc. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ “Dale Matheson Carr-Hilton LaBonte”

CHARTERED ACCOUNTANTS

April 28, 2006
Vancouver, B.C.

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(Amounts in Canadian Dollars)

	2005	2004

ASSETS

CURRENT
Cash and cash equivalents	$2,822,309	$2,892,827
Accounts receivable	769,006	700,578
Marketable securities (Note 4)	945,027	-
Prepaid expenses and other current assets ( Note 3 (a))	702,941	123,450

	5,239,283	3,716,855
PROPERTYAND EQUIPMENT, net (Note 5)	822,258	627,588
	423,820	453,515
INTANGIBLE ASSETS, net (Note 3(a))
	611,889	-
INVESTMENT IN SHARES (Note 4)
	130,345	163,286
DEFERRED COSTS AND OTHER ASSETS

	$7,227,595	$4,961,244

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,202,916	$1,758,004
Deferred educational revenue	1,485,629	551,839
Unearned consulting fees (Note 4)	992,859	-
Lease obligation	17,139	4,725
Loans payable (Note 6)	-	120,480
Due to related parties (Note 9)	131,570	24,422

	3,830,113	2,459,470

NON-CONTROLLING INTERESTS (Note 3 (a))	1,006,103	469,630

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	18,633,526	18,117,700
CONTRIBUTED SURPLUS (Note 8)	815,153	429,994
TREASURY SHARES HELD (Note 7)	(264,126)	(81,147)
DEFICIT	(16,793,174)	(16,434,403)

	2,391,379	2,032,144

	$7,227,595	$4,961,244

GOING CONCERN (Note 1)
COMMITMENTS (Note 11)
SUBSEQUENT EVENTS (Note 13)

Approved on behalf of the Board:

“Toby Chu”	“Allen Chu”
Toby Chu – Director	Allen Chu – Director

The accompanying notes are an integral part of these consolidated financial statements

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Amounts in Canadian Dollars)

	Years Ended December 31,
	2005	2004

REVENUES
Educational	$3,341,219	$2,659,192
Design and advertising	1,593,041	1,180,957

	4,934,260	3,840,149

DIRECT COSTS
Educational	1,828,666	1,794,610
Design and advertising	827,816	614,603

	2,656,482	2,409213

	2,277,778	1,430,936
NET REVENUES
CONSULTING INCOME	141,837	-
INVESTMENT INCOME FROM SALE OF MARKETABLE SECURITIES (Note 4)	364,872	-

TOTAL NET REVENUES	2,784,487	1,430,936

EXPENSES
Amortization	216,670	159,078
Finance fees	22,278	119,808
General and administrative – Schedule 1	3,345,857	3,513,726
Stock-based compensation	431,385	106,200

	4,016,190	3,898,812

LOSS BEFORE THE FOLLOWING ITEMS:	(1,231,703)	(2,355,856)

OTHER INCOME	17,319	12,954
LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT	(12,561)	-
NON-CONTROLLING INTERESTS	104,623	(112,020)
GAIN FROM CHANGE IN OWNERSHIP OF SUBSIDIARY (Note 3 (a))	615,550	34,075

LOSS FROM CONTINUING OPERATIONS	(716,018)	(2,308,827)

DISCONTINUED OPERATIONS (Note 4)
Operating loss from discontinued operations	(130,269)	(335,166)
Gain on sale of discontinued operations	487,516	-

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	357,247	(335,166)

NET LOSS	(358,771)	(2,643,993)

DEFICIT, BEGINNING OF YEAR	(16,434,403)	(13,790,410)

DEFICIT, END OF YEAR	$(16,793,174)	$(16,434,403)

BASIC AND DILUTED LOSS PER SHARE
Loss from continuing operations	$(0.02)	$(0.08)
Net loss	$(0.01)	$(0.09)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	32,067,490	29,833,729

The accompanying notes are an integral part of these consolidated financial statements

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Canadian Dollars)

	Years Ended December 31,
	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss from continuing operations	$(716,018)	$(2,308,827)
Adjusted for items not involving cash:
- gain on sale of marketable securities	(364,872)	-
- amortization of consulting revenue	(141,837)	-
- unrealized foreign exchange gain	(31,594)	-
- expensing capitalized deferred costs	61,897	4,416
- gain resulting from change in ownership of subsidiary	(615,550)	(34,075)
- amortization	216,670	159,078
- stock-based compensation	431,385	106,200
- amortization of deferred finance fees	22,278	119,808
- loss on disposal of property and equipment	12,561	-
- non-controlling interests	104,623	(112,020)

	(1,020,457)	(2,065,420)
Net changes in non-cash working capital items	(227,740)	636,104

Cash used in continuing operations	(1,248,197)	(1,429,316)
Discontinued operations	(283,412)	(462,151)

NET CASH USED IN OPERATING ACTIVITIES	(1,531,609)	(1,891,467)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(401,326)	(82,685)
Cash received from disposal of SEG (Note 4)	545,279	-
Net cash used in marketable securities transactions	(25,754)	-
Sale and acquisition of CIBT shares with non-controlling interests	(137,672)	36,250
CIBT curriculum development costs	(56,123)	(44,206)

	(75,596)	(90,641)
NET CASH USED IN INVESTING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	469,600	3,283,493
Proceeds from shares issued to non-controlling interests in CIBT	1,185,072	-
Acquisition of the Company’s shares into treasury (Note 7)	(182,979)	(34,428)
Net advances (to) from related parties	107,148	(9,338)
Lease obligation repayments	(10,788)	(2,699)
Convertible debenture repayments	-	(33,000)
Deferred finance fees	(31,366)	(52,060)

	1,536,687	3,151,968
NET CASH FROM FINANCING ACTIVITIES

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(70,518)	1,169,860

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	2,892,827	1,722,967

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$2,822,309	$2,892,827

SUPPLEMENTAL INFORMATION:

Interest paid	$-	$23,817

Income taxes paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Amounts in Canadian Dollars)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Capital Alliance Group Inc. (the “Company” or “CAG”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada. The Company’s current business operations include education and training, and graphic design and advertising agency services. The Company currently has two principal business units, being CIBT School of Business & Technology Corp. (“CIBT”) and Irix Design Group Inc. (“Irix”) (Note 3). The Company’s education and training programs and business activities are conducted through CIBT and its subsidiaries. CIBT’s educational operations are based in China. The Company operates its graphic design and advertising agency business through Irix and its subsidiaries. Irix is based in Canada with representatives in Hong Kong and the US.

During the year, the Company divested its control position in its broker-dealer financial services business which is operated through the Company’s former subsidiary SE Global Equities Corp. (“SEG”). The results of operations of SEG for the years ended December 31, 2005 and 2004 have been presented as discontinued operations (Note 4).

The Company and its subsidiaries have incurred substantial losses to date and additional losses are anticipated in the ongoing development of the Company’s businesses. These consolidated financial statements are prepared on a going concern basis which implies the Company will continue to realize the carrying value of its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect any adjustments to the carrying value of assets or liabilities that would be necessary should the Company be unable to operate as a going concern. The ability of the Company to continue its business operations as a going concern is dependent upon raising sufficient capital to finance ongoing business development and operating losses and ultimately upon attaining profitable operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its subsidiaries, a 75% interest in CIBT and a 51% interest in Irix as more fully described in Note 3. All significant intercompany balances and transactions are eliminated on consolidation.

In addition, these consolidated financial statements contain the results of SEG to September 18, 2005, being the date on which the Company divested its control position (Note 4).

Cash equivalents
The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Property and equipment
Property and equipment are recorded at cost. Amortization is provided over the estimated useful lives of assets as follows: Leasehold improvements - straight-line over 5 years; Furniture and equipment - 20% declining balance; Computer equipment - 20% declining balance; Computer software – straight-line over 2 years.

The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Determination of whether impairment of property and equipment has occurred is based on undiscounted future cash flows. Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges when indicated are charged to operations in the reporting period in which determination of impairment is made by management.

Intangible assets
Intangible assets with definite lives, consisting of programs, student enrollments and facilities contributed in connection with CIBT Beihai College (refer to Note 3(a)), are carried at cost less accumulated amortization in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3062, “Goodwill and other intangible assets”. These intangible assets are amortized on a straight-line basis over their estimated useful life which was initially a period of 7 years and was increased to 15 years on a prospective basis effective January 1, 2005 in accordance with the amended terms of the Weifang agreement (Note 3 (a)).

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Amounts in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets (cont’d)
In accordance with the CICA Handbook, section 3063, “Impairment of long-lived assets”, effective January 1, 2004, the carrying value of intangible assets with indefinite or undeterminable lives are reviewed for impairment on a reporting period basis. Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management

Curriculum development costs
CIBT capitalizes direct costs incurred in developing programs and curriculums for new courses. These costs are amortized to direct educational cost on a straight-line basis over periods ranging from 12 to 24 months upon commencement of the new courses.

Deferred finance fees
The Company has capitalized direct fees incurred in connection with a proposed equity financing in CIBT. These finance fees will be offset against the proceeds of the financing or charged to operations if the financing is not completed.

Foreign currency translation
The financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Income taxes
The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions. The Company has not recognized potential future benefit amounts as the criteria for recognition under Canadian generally accepted accounting principles (“GAAP”) have not been met.

Loss per share
The Company follows the treasury stock method for determining dilutive earnings (loss) per share. This method assumes that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the average prevailing market rate during the reporting period.

Basic earnings (loss) per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of share purchase warrants, stock options and convertible debentures have been excluded as they are anti-dilutive.

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectibility is reasonably assured.

CIBT recognizes tuition fee revenue as follows: For revenue in Beijing, 25% of course fees are recognized as revenue upon student enrollment and the balance is recognized as courses are provided on the percentage of completion basis. For revenue in Weifang, 100% of course fees are recognized on a straight-line basis over the period of instruction. Fees paid in advance of course offerings are recorded as deferred revenue.

Irix recognizes revenue for service provided on a completed job basis.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Amounts in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of property and equipment and intangible assets, useful lives for amortization of assets and liabilities including deferred costs and revenues and determination of fair value for stock-based transactions. Financial results as determined by actual events could differ from those estimates.

Stock-based compensation
The Company grants stock options to certain to its directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan. The Company has adopted the recommendations of the CICA Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, whereby it expenses all stock-based compensation awards made or altered on or after January 1, 2003. The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values have been determined using the Black-Scholes option pricing model.

Financial instruments
The fair value of the Company's financial instruments included in current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. Currently, the Company does not use hedging or other derivative instruments to reduce its exposure to foreign currency risk. In addition, CIBT is subject to certain restrictions on Chinese currency exchange which may affect the ability to repatriate profits.

Asset retirement obligations
The Company adopted CICA Handbook, section 3110, “Asset retirement obligations”, effective January 1, 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Comparative figures
Certain of the comparative figures for 2004 have been reclassified to conform to the current year’s presentation.

NOTE 3 - SUBSIDIARIES

a)      CIBT School of Business & Technology Corp.
CIBT was incorporated on February 9, 1994 and is in the business of developing and operating academic, technical and career training schools in China. Effective August 4, 2005, CIBT changed its name from CIBT Canadian Institute of Business & Technology Corp. to CIBT School of Business & Technology Corp. The results of CIBT include the accounts of CIBT and its wholly-owned subsidiaries, CIBT School of Business, a company incorporated in Beijing, China, CIBT (HK) Limited, a company incorporated in Hong Kong on October 1, 1997, formed solely for the purpose of conducting the Company’s financial transactions in China, and its 60% interest in Weifang University Beihai College (“CIBT Beihai College”) as described below.

During 2005, CAG acquired 217,333 common shares of CIBT from non-controlling interests in CIBT for consideration of $137,672 and CIBT issued 911,759 common shares to CAG in settlement of $552,403 owing from CIBT to CAG. In addition, during 2005, CIBT issued 1,085,000 common shares for proceeds of $1,185,072, net of issue costs of $129,470. As a result of these transactions, CAG’s ownership in CIBT decreased from 78% to 75%. CAG recorded a gain of $615,550 in connection with the resulting increase in the non-controlling interests in CIBT.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Amounts in Canadian Dollars)

NOTE 3 – SUBSIDIARIES (cont’d)

a) CIBT School of Business & Technology Corp. (cont’d)

During 2004, CAG acquired 94,000 common shares of CIBT from non-controlling interests in CIBT for consideration of $63,750 and sold 200,000 common shares of CIBT for proceeds of $100,000 decreasing CAG’s ownership of CIBT from 79% to 78%. CAG recorded a gain in 2004 of $34,075 in connection with the resulting increase of the non-controlling interest in CIBT.

Acquisition of CIBT Beihai College

By agreement dated August 11, 2004, CIBT acquired a 60% interest in CIBT Beihai College from Weifang University (“Weifang”) in consideration for a funding commitment to CIBT Beihai College of $714,286 (5,000,000 RMB) of which $357,143 (2,500,000 RMB) was paid on closing and the balance of $357,143 (2,500,000 RMB) was paid during 2005. CIBT Beihai College is a PRC government approved college which has been in operation since 2002. In consideration for retaining a 40% interest in CIBT Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the CIBT Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).

CIBT has accounted for this business combination using the purchase method as follows:

Assets acquired:
Cash	$357,143
Capital contribution receivable	357,143
Definite life intangible assets	476,190

1,190,476
Liabilities assumed	-

Net assets acquired	1,190,476
Less: Weifang capital contribution	476,190

CIBT capital contribution	$714,286

As a result of this business combination, the Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over seven years (15 years commencing in 2006). The intangible assets’ carrying value as at December 31, 2005 and 2004 was determined as follows:

	2005	2004
Intangible assets contributed to CIBT Beihai College	$476,190	$476,190
Less: accumulated amortization	(52,370)	(22,675)
	$423,820	$453,515

Included in prepaid expenses and other current assets are teaching salaries of $646,612 that will be amortized on a monthly basis over the remaining term of the current school year.

b) Irix Design Group Inc.
Effective October 31 2000, the Company completed the acquisition of 51% of Irix, a private British Columbia, Canada corporation engaged in full service multi-media and advertising agency services in Canada, USA and Hong Kong.

The operations of Irix include the accounts of its wholly-owned subsidiaries, Irix Design Group Inc., a California corporation, and Irix Design (Hong Kong) Company Limited, a Hong Kong company.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Amounts in Canadian Dollars)

NOTE 4 – SE GLOBAL EQUITIES CORP. - DISCONTINUED OPERATIONS

By agreement dated July 21, 2005, and closed effective September 18, 2005, SE Global Equities Corp. (“SEG”) issued 50,000,000 post consolidation common shares on acquisition of 100% of the issued and outstanding common shares of Sun Media Investments Holding Ltd., a private BVI company (“SMIH”). In connection with this transaction, SEG issued 5,000,000 common shares as a finder’s fee and in a related transaction, CAG sold 500,000 pre consolidation (250,000 post consolidation) shares of SEG for proceeds of $545,279 (US$450,000). Concurrent with this transaction, SEG consolidated its outstanding shares on a 1 for 2 basis. As a result of this series of transactions, CAG's ownership in SEG was reduced from 78.5% to approximately 11% resulting in an effective disposal of CAG’s control position in SEG. CAG’s carrying value of the assets and liabilities disposed of as at September 18, 2005 was $57,763 resulting in a gain on sale of discontinued operations of $487,516.

The results of operations and cash flows of SEG for the period from January 1, 2005 to September 18, 2005 and for the year ended December 31, 2004 have been reported on a discontinued operations basis.

In connection with this transaction, CAG entered into a 24-month management advisory services agreement with SEG. As consideration, CAG received a one-time payment of 250,000 post consolidation common shares of SEG with a fair value of $1,134,696. To December 31, 2005, the Company has recognized $141,837 of consulting income in connection with this agreement leaving $992,859 of unearned consulting fees.

During the period from January 1, 2005 to September 18, 2005, the Company acquired, net of disposals, shares of SEG for a total cost of $348,373. During this period, SEG issued shares from treasury for total proceeds of $638,100. As a result, CAG’s ownership in SEG was reduced from 81.6% to 78.5% and CAG recorded a gain of $159,775 in connection with the reduction of 3.1% of interests in SEG. The gain has been included in discontinued operations.

At December 31, 2005, the Company holds 7,268,014 common shares of Sun New Media Inc, (“SNM”), formerly SEG, which does not represent a position of significant influence. Accordingly, the investment in SNM subsequent to September 18, 2005 has been reported as marketable securities at cost. The market value of these shares at December 31, 2005 was $34,660,718 (US$29,726,173).

In connection with these transactions, SMIH, the Company and certain other shareholders of SEG entered into a voluntary pooling agreement whereby shares will be released incrementally over a period of two years as agreed to by the parties. Through amendments dated December 1, 2005 and March 15, 2006, currently 2,856,429 of the SMIH common shares owned by the Company are subject to the voluntary pooling arrangement. Accordingly, $611,889, being the carrying value of the underlying pooled shares, has been classified as non-current as these shares cannot be transferred or sold within 12 months of the balance sheet date.

A summary of discontinued operations for the period from January 1, 2005 through September 18, 2005 is as follows:

Revenues	$644,724
Direct costs	368,897

Net revenues	275,827
Operating expenses	683,765

Loss before the following items	(407,938)

Gain attributed to dilution of interest	159,775
Non-controlling interests	112,244
Other income	5,650

Operating loss from discontinued operations	$(130,269)

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Amounts in Canadian Dollars)

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2005 and 2004:

	2005	2004
Furniture and equipment	$1,223,988	$925,641
Leasehold improvements	707,516	647,302
	1,931,504	1,572,943
Less: accumulated amortization	(1,109,246)	(945,355)
	$822,258	$627,588

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Amounts in Canadian Dollars)

NOTE 6 – LOANS PAYABLE

Convertible Debentures
During 2003, the Company raised $269,537 through the issuance of convertible debentures bearing interest at a rate of 15% per annum payable monthly which were due and payable one year from the date of issuance. The principal balance of the debentures was convertible at the holder’s option during the final six months prior to maturity into debenture units at a price of $0.33 per debenture unit. Each debenture unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional share of the Company at a price of $0.33 per share for the period from the date of conversion to the original maturity date. The Company paid a total of $13,578 for finders’ fees in connection with these convertible debentures of which $5,629 was amortized to interest expense during 2003, $4,416 was amortized to interest expense during 2004 and the unamortized portion of $3,533 was charged to share capital on conversion of the debentures. During 2004, the Company repaid $33,000 towards the principle of the convertible debentures and the remaining $236,537 was converted into 716,779 common shares at $0.33 per share and 716,779 share purchase warrants of which 625,870 were exercised during 2004 and the balance of 90,909 warrants expired unexercised. The Company incurred $6,761 of interest on these convertible debentures during 2004.

Other Loans Payable
During 2003, SEG received a $120,480 (US$100,000) loan bearing interest at a rate of 12% per annum, payable monthly, originally maturing August 31, 2004. A conversion feature was added during 2003 which allowed the loan amount to be converted into shares of SEG at a price of US$0.30 per share. As of August 31, 2004, this loan and accrued interest was due and payable in full, and the term of the loan and the conversion feature had expired. During 2005, prior to the Company divesting of its control position, SEG repaid the entire amount of principal and accrued interest owing on this loan.

NOTE 7 - SHARE CAPITAL

Authorized share capital consists of 100,000,000 common shares without par value

	Number	Value
Issued and outstanding:

Balance at December 31, 2003	24,770,868	$14,601,203

- for cash by exercise of options at $0.30 per share	68,300	20,490
- for cash by exercise of options at $0.35 per share	155,000	54,250
- for cash by exercise of warrants at $0.31 per share	1,884,278	584,126
- for cash by exercise of warrants at $0.33 per share	625,870	206,537
- for conversion of convertible debentures, net of finance fees (Note 6)	716,779	233,004
- for private placements at $0.60 per share, net of $283,910 of issuance costs	4,503,333	2,418,090
- escrow shares cancelled and returned to treasury	(901,786)	-

Balance at December 31, 2004	31,822,642	18,117,700

- for cash by exercise of options at $0.35 per share	461,715	161,600
- for cash by exercise of options at $0.50 per share	70,000	35,000
- for cash by exercise of warrants at $0.70 per share	390,000	273,000
- contributed surplus reallocated on exercise of stock options	-	46,226

Balance at December 31, 2005	32,744,357	$18,633,526

Effective June 30, 2004, the Company increased its authorized share capital from 50,000,000 common shares without par value to 100,000,000 common shares without par value.

During the year ended December 31, 2005 the Company issued shares as follows:

c)	390,000 share purchase warrants were exercised at $0.70 per share for total proceeds of $273,000.

d)	531,715 stock options were exercised at a prices ranging from $0.35 per share to $0.50 per share for total proceeds of $196,600.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Amounts in Canadian Dollars)

NOTE 7 - SHARE CAPITAL (cont’d)

During the year ended December 31, 2004 the Company issued shares as follows:

e)	2,510,148 share purchase warrants were exercised at prices ranging from $0.31 per share to $0.33 per share for total proceeds of $790,663.

f)	223,300 stock options were exercised at a prices ranging from $0.30 per share to $0.35 per share for total proceeds of $74,740.

g)

716,779 units were issued on conversion of $236,537 of convertible debentures at a price of $0.33 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share of the company at a price of $0.33 per share for a period of one year from the date of the original convertible debenture issuance. In connection with these conversions, unamortized finance fees of $3,533 were charged to share capital.

h)

The Company completed private placements for a combined total of 4,503,333 units at $0.60 per unit for proceeds of $2,418,090, net of costs totalling $283,910. Of the total units issued, 4,278,333 were brokered and 225,000 were non-brokered. Each unit consists of one common share and one half-share purchase warrant with each whole-share purchase warrant entitling the holder to purchase one additional share of the company at a price of $0.70 per share for a period of one year from the date of issuance. In addition, a total of 463,400 agent’s warrants were issued in connection with the brokered private placements entitling the agents to purchase one share of the company at a price of $0.70 per share for a period of one year from the date of issuance. The Company paid a total of $283,910 in agent’s commission, due diligence, legal and other fees in connection with these private placements.

Treasury shares held
In accordance with TSX approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury. During 2005, the Company repurchased 297,500 (2004 - 75,000) of its common shares at a cost of $182,979 (2004 - $34,428), or an approximate average price of $0.62 per share. As at December 31, 2005, 543,500 common shares (2004 – 246,000) with an accumulated cost of $264,126 (2004 - $81,147) have been recorded as treasury shares held. The Company’s current TSX normal course issuer bid expires October 6, 2006.

Escrow shares
Included in outstanding share capital as at December 31, 2003 were 901,786 shares held in escrow. These shares were to be released for trading on the basis of one share for each $1.44 of cumulative profitable cash flows, subject to the direction and determination of the British Columbia regulatory authorities. During 2004, the term available for these shares to be released from escrow expired and accordingly, these shares were returned to the Company’s treasury and cancelled at no cost to the Company.

Share purchase warrants
The Company’s share purchase warrant activity is summarized as follows:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining
	Warrants	Price	Life

Balance, December 31, 2003	1,984,278	$0.31	0.50 years
- warrants issued	3,431,845	0.62
- warrants expired	(190,909)	(0.32)
- warrants exercised	(2,510,148)	(0.32)

Balance, December 31, 2004	2,715,066	0.70	0.31 years
- warrants issued	-	-
- warrants expired	(2,325,066)	(0.70)
- warrants exercised	(390,000)	(0.70)

Balance, December 31, 2005	-	$-	0.00 years

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Amounts in Canadian Dollars)

NOTE 7 - SHARE CAPITAL (cont’d)

Stock options
The Company’s stock option activity is summarized as follows:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining
	Options	Price	Life

Balance, December 31, 2003	1,538,715	$0.32	2.54 years
- options granted during the year	1,600,000	0.61
- options forfeited, expired and cancelled during the year	(211,700)	(0.51)
- options exercised during the year	(223,300)	(0.34)

Balance, December 31, 2004	2,703,715	0.48	3.36 years
- options granted during the year	-	-
- options forfeited, expired and cancelled during the year	(227,000)	(0.58)
- options exercised during the year	(531,715)	(0.37)

Balance, December 31, 2005	1,945,000	$0.50	3.00 years

Details of options outstanding and exercisable as at December 31, 2005 are as follows:

		Remaining
Number	Exercise Price	Contractual Life

165,000	$ 0.25	0.41 years
380,000	0.30	2.48 years
100,000	0.35	0.74 years
591,500	0.50	3.96 years
425,000	0.80	3.02 years

1,661,500

Stock-based compensation
During 2004, a total of 1,600,000 stock options were granted to employees, officers, directors and consultants of the Company at prices ranging from $0.50 per share to $0.80 per share, exercisable for a term of five years subject to vesting at a rate of 30% 6 months after grant, 40% 12 months after grant and the final 30% 18 months after grant. The fair value of these options at the date of grant totalling $674,000 was estimated using the Black-Scholes option pricing model with expected lives of five years, risk-free interest rates of 3% and an expected volatility of 95%. Of the total fair value of the options, $431,385 (2004 -$106,200) was recorded as stock-based compensation during the year, $45,695 in connection with options that were forfeited prior to vesting will not be recorded and the remaining $90,720 will be recorded on vesting of the underlying options.

During 2004, a total of 450,000 stock options were granted by SEG to consultants, employees, officers and directors allowing for the purchase of common shares of SEG at an exercise price of $0.33 per share, exercisable for a term of five years. The fair value of these options at the date of grant of $187,400 was estimated using the Black-Scholes option pricing model with an expected life of five years, a risk-free interest rate of 2% and an expected volatility relating to the common share of SEG of 213%. The fair value of these options granted by SEG was recorded as stock based compensation in 2004.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Amounts in Canadian Dollars)

NOTE 8 – CONTRIBUTED SURPLUS

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, December 31, 2003	$136,394
Stock compensation on subsidiary options granted	187,400
Stock compensation on vesting of CAG options	106,200

Balance, December 31, 2004	429,994
Stock compensation on vesting of CAG options	431,385
Allocated to share capital on exercise of options	(46,226)

Balance, December 31, 2005	$815,153

NOTE 9 - RELATED PARTY TRANSACTIONS

Amounts due to related parties are non-interest bearing and have no fixed terms of repayment. The fair value of the amounts due to related parties is not determinable as they have no repayment terms. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Effective January 1, 2003, the Company and the CEO entered into a two year Executive Employment Agreement whereby the CEO will be paid $15,000 per month. During the year, the CEO was paid $101,950 under this agreement and the remaining $78,050 was accrued, leaving $91,792 owing as at December 31, 2005. During 2004, the CEO agreed to off-set $161,000 of the total owing to him, which included $132,000 of accrued and unpaid management fees and cash advances of $33,874, against proceeds receivable by the Company on the exercise of certain options and warrants by third parties, leaving $13,742 owed to the CEO as at December 31, 2004.

At December 31, 2003, $24,892 was due to other officers and directors of the Company and its subsidiaries. During 2004 the Company made repayments of $34,212 and received advances of $20,000 leaving $10,680 due to these parties at December 31, 2004. During 2005, the Company made repayments of $83,040, received further advances of $44,235 and these related parties incurred $67,903 of expenses on behalf of the Company leaving $39,778 due to these parties at December 31, 2005.

During the year, the Company and its subsidiaries incurred $542,299 (as compared to $578,800 in 2004) for management and consulting fees, and salaries to certain officers, management and certain directors and/or their private companies employed by the Company and its various subsidiaries in North America and Asia. The CEO’s total compensation for 2005 includes a bonus of $200,299 paid in connection with the SEG transaction as described in note 4. In addition, management and consulting fees of $134,185 were incurred to former related parties of SEG and have been included in results of discontinued operations.

NOTE 10– INCOME TAXES

The Company and its subsidiaries have non-capital losses carried-forward of approximately $10,180,000 which may be available to offset future income for income tax purposes which expire between 2006 and 2015 and capital losses of approximately $1,680,000 which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential tax benefit of these losses has not been recorded as a full-deferred tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Amounts in Canadian Dollars)

NOTE 11 – COMMITMENTS

CIBT entered into a lease agreement dated July 24, 2000 on behalf of the CAG group of companies for the Company’s corporate office space in Vancouver, B.C. with minimum annual rates of $70,520 for the first year, $74,046 for the next two years and $77,572 for the final two years plus taxes and operating costs. On August 16, 2005, the lease was renewed for a 50 month term (from September 1, 2005 to October 31, 2009). Under the renewed lease agreement the minimum annual rate for the term of the lease is $70,520 plus taxes and operating costs.

The Company’s estimated future minimum lease payments under this operating lease is as follows:

Years ending December 31,
2006	$70,520
2007	70,520
2008	70,520
2009	58,770

270,330

During 2005, the Company incurred $118,215 (2004 - $127,996) in rent, taxes and operating costs in connection with this lease.

NOTE 12 – RISK MANAGEMENT

The Company is engaged primarily in service related industries and manages related industry risk issues directly.

The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk. In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Company’s ability to repatriate profits from China

NOTE 13 – SUBSEQUENT EVENTS

The Company completed a non-brokered private placement of 2,613,273 units at a price of $0.55 per unit for gross proceeds of $1,437,300. Each unit consist of one common share and one share purchase warrant entitling the holder to acquire an additional common share of the Company at a price of $0.58 per share for a period of two years.

Options were granted to purchase the Company’s common shares at a price of $0.52 to February 20, 2011.

The Company acquired 303,000 common shares from non-controlling interests in CIBT for $238,875.

On April 5, 2006, CIBT signed a Memorandum of Understanding (“MOU”) to acquire a majority ownership in Weifang Commercial School (“WCS”) from the Weifang Education Bureau, a division of Weifang Municipal Government in Weifang City, Shandong Province of China. The MOU outlines the basic business terms for the Company to acquire a majority ownership in WCS. As a condition of this transaction, the Weifang Municipal Government has agreed to grant CIBT free usage of 33 acres of campus land and buildings for 50 years. In addition, the Weifang Municipal Government will contribute four buildings, which total 250,000 square feet. WCS currently has 6,200 students enrolled in various subjects including degree granting business management and technology programs, and non-degree career development and trade skill programs. CIBT will invest financial capital and intellectual property, and provide administrative and management services to the acquired entity. The parties will undergo due diligence reviews, seek all necessary regulatory approvals and negotiate a formal agreement.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Amounts in Canadian Dollars)

NOTE 14 - SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools and Canada where Irix conducts web design and advertising services. The Company’s corporate operations are also in Canada.

Industry and Geographic Segments

	December 31, 2005				December 31, 2004
			Corporate and				Corporate and
	CIBT	IRIX	other		CIBT	IRIX	other
	(China)	(Canada)	(Canada)	Consolidated	(China)	(Canada)	(Canada)	Consolidated
Revenues
Educational	$3,341,219	$-	$-	$3,341,219	$2,659,192	$-	$-	2,659,192
Design and advertising	-	1,593,041	-	1,593,041	-	1,180,957	-	1,180,957
Consulting income	-	-	141,837	141,837	-	-	-	-
Investment income from sale of marketable securities	-	-	364,872	364,872	-	-	-	-

	$3,341,219	$1,593,041	$506,709	$5,440,969	$2,659,192	$1,187,592	$-	$3,853,103

Net revenues	$1,512,553	$765,225	$505,709	$2,784,487	$864,582	$556,354	$-	$1,430,936

Operating expenses and other items:
Amortization	(196,021)	(16,891)	(3,758)	(216,670)	(140,746)	(13,635)	(4,697)	(159,078)
Finance fees	(22,278)	-	-	(22,278)	(119,808)	-	-	(119,808)
General and administrative	(1,164,641)	(586,884)	(1,594,332)	(3,345,857)	(1,082,230)	(507,624)	(1,913,872)	(3,513,726)
Stock-based compensation	-	-	(431,385)	(431,385)	-	-	(106,200)	(106,200)
Gain from change in ownership in subsidiaries	-	-	615,550	615,550	-	-	34,075	34,075
Loss on disposal of property and equipment	(12,561)	-	-	(12,561)	-	-	-	-
Non-controlling interests	(99,532)	-	(5,091)	(104,623)	12,321	-	99,699	112,020
Other income	4,143	8,733	4,443	17,319	-	6,635	6,319	12,954

Net income (loss) from continuing operations	$21,663	$170,183	$(907,964)	$(716,018)	$(465,881)	$41,730	$(1,884,676)	$(2,308,827)

Identifiable assets of continuing operations	$5,106,398	$380,002	$1,741,195	$7,227,595	$3,293,180	$374,999	$1,083,534	$4,751,713

Capital expenditures	$396,283	$5,043	$-	$401,326	$69,371	$13,314	$-	$82,685

CAPITAL ALLIANCE GROUP INC.
SCHEDULE 1
DECEMBER 31, 2005 AND 2004

GENERAL AND ADMINISTRATIVE EXPENSES

	Years Ended December 31,
	2005	2004

Advertising	$357,443	$344,204
Bank charges and interest	6,453	18,898
Consulting and management fees	784,552	934,069
Investor relations	87,545	191,681
Office and general	539,899	531,163
Professional fees	185,634	164,310
Rent	116,829	146,174
Salaries and benefits	1,116,263	933,934
Travel and promotion	151,239	249,293

	$3,345,857	$3,513,726

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004
(Amounts in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of Capital Alliance Group Inc.

We have audited the consolidated balance sheets of Capital Alliance Group Inc. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ “Dale Matheson Carr-Hilton LaBonte”

CHARTERED ACCOUNTANTS

March 31, 2005
Vancouver, B.C.

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(Amounts in Canadian Dollars)

	2004	2003

ASSETS

CURRENT
Cash and short-term investments	$2,892,827	$1,722,967
Accounts receivable	700,578	309,465
Prepaids and other	123,450	123,451
Deferred finance fees	-	7,949

	3,716,855	2,163,832
PROPERTYAND EQUIPMENT (Note 4)	627,588	650,984
	453,515	-
INTANGIBLE ASSETS (Note 3)
	61,897	17,691
DEFERRED CURRICULUM DEVELOPMENT COSTS
DEFERRED FINANCE FEES	-	67,748
OTHER DEPOSITS	101,389	116,376

	$4,961,244	$3,016,631

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,758,004	$1,218,556
Deferred educational revenue	551,839	347,584
Lease obligation	4,725	7,424
Convertible debentures and other loans payable (Note 5)	120,480	398,997
Due to related parties (Note 7)	24,422	33,760

	2,459,470	2,006,321

NON-CONTROLLING INTERESTS	469,630	109,842

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	18,117,700	14,601,203
CONTRIBUTED SURPLUS (Note 6)	429,994	136,394
TREASURY SHARES HELD (Note 6)	(81,147)	(46,719)
DEFICIT	(16,434,403)	(13,790,410)

	2,032,144	900,468

	$4,961,244	$3,016,631

Approved on behalf of the Board:

“Toby Chu”	“Allen Chu”
Toby Chu – Director	Allen Chu – Director

The accompanying notes are an integral part of these consolidated financial statements

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Amounts in Canadian Dollars)

	Year Ended December 31,
	2004	2003

REVENUES
Educational – CIBT	$2,659,192	$2,492,890
Brokerage commissions – SEG	2,797,019	3,314,324
Design and advertising – IRIX	1,180,957	880,556

	6,637,168	6,687,770

DIRECT COSTS
Educational – CIBT	1,794,610	1,362,964
Commissions – SEG	2,201,076	2,408,981
Design and advertising – IRIX	614,603	441,787

	4,610,289	4,213,732

	2,026,879	2,474,038
NET REVENUES

EXPENSES
Amortization	164,370	212,961
Stock-based compensation	293,600	110,000
General and administrative – Schedule 1	4,398,988	3,924,225

	4,856,958	4,247,186

LOSS FROM OPERATIONS	(2,830,079)	(1,773,148)

NON-RECURRING CONSULTING AND OTHER INCOME	96,245	471,237
WRITE-OFF OF DEFERRED FINANCE FEES	(119,808)	-
LOSS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	-	(5,115)
GAIN ON DISPOSAL OF SUBSIDIARIES (Note 3(b))	-	356,088
GAIN (LOSS) RESULTING FROM CHANGE IN OWNERSHIP
OF SUBSIDIARIES (Note 3 (a) and (b))	92,636	(30,970)
NON-CONTROLLING INTERESTS IN LOSS FOR THE YEAR	117,013	137,667

NET LOSS FOR THE YEAR	(2,643,993)	(844,241)

DEFICIT, BEGINNING OF YEAR	(13,790,410)	(12,946,169)

DEFICIT, END OF YEAR	$(16,434,403)	$(13,790,410)

BASIC AND DILUTED LOSS PER SHARE	$(0.09)	$(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	29,833,729	19,692,819

The accompanying notes are an integral part of these consolidated financial statements

CAPITAL ALLIANCE GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Canadian Dollars)

	Year Ended December 31,
	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(2,643,993)	$(844,241)
Adjusted for items not involving cash:
- amortization	164,370	212,961
- stock-based compensation	293,600	110,000
- non-cash consulting fees	-	125,200
- non-cash interest and finance fees	4,416	32,690
- write-off of deferred finance fees	119,808	-
- loss on disposal of property, plant and equipment	-	5,115
- (gain) loss on disposal of subsidiaries	-	(356,088)
- gain resulting from change in ownership of subsidiaries	(92,636)	30,970
- non-controlling interests	(117,013)	(137,667)
- non-cash foreign exchange gain	(8,980)	(107,385)

	(2,280,428)	(928,445)
Net changes in non-cash working capital items	367,578	(86,092)

	(1,912,850)	(1,014,537)
NET CASH USED IN OPERATING ACTIVITIES

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(118,299)	(102,489)
Proceeds from sale of SEG shares	56,997	104,085
Sale and acquisition of CIBT shares	36,250	(52,000)
CIBT curriculum development costs	(44,206)	-

	(69,258)	(50,404)
NET CASH USED IN INVESTING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash	3,283,493	1,501,431
Acquisition of the Company’s shares into treasury, net (Note 6)	(34,428)	2,035
Advances (to) from related parties	(9,338)	159,302
Restricted cash and other deposits	-	128,727
Lease obligation repayments	(2,699)	(73,284)
Shares issued to non-controlling interests in SEG	-	55,900
Convertible debenture proceeds (repayments), net	(33,000)	160,797
Deferred finance fees	(52,060)	(81,326)

	3,151,968	1,853,582
NET CASH FROM FINANCING ACTIVITIES

INCREASE IN CASH FOR THE YEAR	1,169,860	788,641

CASH, BEGINNING OF THE YEAR	1,722,967	934,326

CASH, END OF THE YEAR	$2,892,827	$1,722,967

SUPPLEMENTAL INFORMATION:

Interest paid	$23,817	$140,404

Income taxes paid	$-	$-

Other non-cash transactions: refer to Notes 3, 5 and 6.

The accompanying notes are an integral part of these consolidated financial statements

CAPITAL ALLIANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2004 AND 2003
(Amounts in Canadian Dollars)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Capital Alliance Group Inc. (“the Company” or “CAG”) is an emerging educational, investment, and marketing organization headquartered in Vancouver, B.C., Canada. The Company’s current business operations presently include education and training, broker-dealer financial services, and graphic design and advertising agency services. The Company currently has three principal business units, being CIBT, SEG and IRIX (Refer to Note 3). The Company’s education and training programs and business activities are conducted through CIBT and its subsidiaries. CIBT’s educational operations are based in China. The Company conducts its broker-dealer financial services through SEG and its subsidiaries. SEG’s broker-dealer business is based in the US. The Company operates its graphic design and advertising agency business through IRIX and its subsidiaries. IRIX is based in Canada with offices in Hong Kong and the US.

The Company and its subsidiaries have incurred substantial losses to date and additional losses are anticipated in the ongoing development of the Company’s businesses. These consolidated financial statements are prepared on a going concern basis which implies the Company will continue to realize the carrying value of its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect any adjustments to the carrying value of assets or liabilities that would be necessary should the Company be unable to operate as a going concern. The ability of the Company to continue its business operations as a going concern is dependent upon raising sufficient capital to finance ongoing business development and operating losses and ultimately upon attaining profitable operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its subsidiaries, a 78% interest in CIBT School of Business & Technology Corp. (“CIBT”), an 82% interest in SE Global Equities Corp. (“SEG”) including its wholly-owned subsidiary Global-American Investments, Inc. (“GAI”), and a 51% interest in Irix Design Group Inc. (“Irix”) as more fully described in Note 3. All significant intercompany balances and transactions are eliminated on consolidation.

Property and equipment
Property and equipment are recorded at cost. Amortization is provided over the estimated useful lives of assets as follows: Leasehold improvements - straight-line over 5 years; Furniture and equipment - 20% declining balance; Computer equipment - 20% declining balance; Computer software – straight-line over 2 years.

The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges when indicated are recorded in the reporting period in which determination of impairment is made by management.

Intangible assets
Definite life intangible assets, consisting of programs, student enrolments and facilities contributed in connection with CIBT Beihai College (refer to Note 3(a)), are carried at cost less accumulated amortization in accordance with the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3062, “Goodwill and other intangible assets”. These intangible assets are amortized on a straight-line basis over their estimated useful life of 7 years.

In accordance with the recommendation of the CICA Handbook, section 3063, “Impairment of long-lived assets”, effective January 1, 2004, the carrying value of intangible assets is reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges when indicated are recorded in the reporting period in which determination of impairment is made by management.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(Amounts in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Curriculum development costs
CIBT capitalizes direct costs incurred in developing programs and curriculums for new courses. These costs are amortized to direct educational cost on a straight-line basis over 12 to 24 months upon commencement of the new courses.

Deferred finance fees
The Company has capitalized finance fees paid in connection with convertible debentures issued during 2002 and 2003. These finance fees are expensed on a straight-line basis over the term of the debentures. Unamortized fees will be charged to share capital on a pro rata basis in connection with the conversion of the debentures or to operations on repayment of the debentures. (Refer to Note 5)

The Company has also capitalized fees incurred in connection with a proposed equity financing in CIBT. These finance fees will be offset against the proceeds of the financing or charged to operations if the financing is not completed. During 2004 the Company incurred further amounts in connection with the proposed equity financing in CIBT which ultimately was not completed and accordingly the balance was written off during 2004.

Foreign currency translation
The financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Income taxes
The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions. The Company has not recognized potential future benefit amounts as the criteria for recognition under Canadian generally accepted accounting principles (“GAAP”) have not been met.

Loss per share
The Company follows the treasury stock method for determining dilutive earnings (loss) per share. This method assumes that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the prevailing market rate.

Basic earnings (loss) per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of share purchase warrants, stock options and convertible debentures have been excluded as they are anti-dilutive.

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectibility is reasonably assured.

CIBT recognizes tuition fee revenue as follows: 25% of course fees are recognized as revenue upon student enrolment and the balance is recognized as courses are provided on the percentage of completion basis. Fees paid in advance of course offerings are recorded as deferred revenue. Irix recognizes revenue for service provided on a completed job basis. SEG records security transaction revenues on a trade date basis and commission revenues on a settlement date basis.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(Amounts in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of property, plant and equipment and intangible assets, useful lives for amortization and determination of fair value for stock based transactions. Financial results as determined by actual events could differ from those estimates.

Stock-based Compensation
The Company and SEG grant stock options to certain to their directors, employees and consultants to acquire shares in the common stock of the Company and SEG in accordance with the terms of their respective stock option plans. Effective January 1, 2003 the Company adopted the recommendations of the CICA Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, released in November 2003, whereby it will be expensing all stock-based compensation awards, made or altered on or after January 1, 2003, on a prospective basis. The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by employees on the exercise of the options is credited to share capital.

Financial instruments
The fair value of the Company's financial instruments included in current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk. In addition, CIBT is subject to certain restrictions on Chinese currency exchange which may affect the ability to repatriate profits.

Asset retirement obligations
The Company has adopted CICA Handbook, section 3110, “Asset retirement obligations” effective January 1, 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Comparative Figures
Certain of the comparative figures for 2003 have been reclassified to conform to the current year’s presentation.

NOTE 3 - SUBSIDIARIES

b) CIBT School of Business & Technology Corp. (“CIBT”)
CIBT was incorporated on February 9, 1994 and is in the business of developing and operating academic, technical and career training schools in China. Effective August 4, 2005 CIBT changed its name from CIBT Canadian Institute of Business & Technology Corp. to CIBT School of Business & Technology Corp. The results of CIBT include the accounts of CIBT and its wholly-owned subsidiaries, CIBT School of Business, a company incorporated in Beijing, China, CIBT (HK) Limited, a company incorporated in Hong Kong on October 1, 1997, formed solely for the purpose of conducting the Company’s financial transactions in China, and its 60% interest in Weifang University Beihai College (“CIBT Beihai College”) as described below.

During 2003 CAG acquired common shares of CIBT from non-controlling interests in CIBT for consideration of $52,000 increasing CAG’s ownership of CIBT from 78% to 79%. CAG recorded a loss in 2003 of $47,082 in connection with the resulting dilution of the non-controlling interest in CIBT.

During 2004 CAG acquired 94,000 common shares of CIBT from non-controlling interests in CIBT for consideration of $63,750 and sold 200,000 common shares of CIBT for proceeds of $100,000 decreasing CAG’s ownership of CIBT from 79% to 78%. CAG recorded a gain in 2004 of $34,075 in connection with the resulting increase of the non-controlling interest in CIBT.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(Amounts in Canadian Dollars)

NOTE 3 – SUBSIDIARIES (cont’d)

Acquisition of CIBT Beihai College
By agreement dated August 11, 2004 CIBT acquired a 60% interest in CIBT Beihai College from Weifang University (“Weifang”) in consideration for a funding commitment to CIBT Beihai College of $714,286 (5,000,000 RMB) of which $357,143 (2,500,000 RMB) was paid on closing and the balance of $357,143 (2,500,000 RMB) was paid in 2005. Beihai College is a PRC government approved college which has been in operation since 2002. In consideration for retaining a 40% interest in CIBT Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the CIBT Beihai College facilities at no cost for a period of seven years.

CIBT has accounted for this business combination using the consolidation method as follows:

Assets acquired:
Cash	$357,143
Capital contribution receivable	357,143
Definite life intangible assets	476,190

1,190,476
Liabilities assumed	-

Net assets acquired	1,190,476
Less: Weifang capital contribution	476,190

CIBT capital contribution	$714,286

As a result of this business combination, the Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over seven years. The intangible assets carrying value as at December 31, 2004 has been determined as follows:

Intangible assets contributed to CIBT Beihai College	$476,190
Less: amortization for 2004	(22,675)

Carrying value, December 31, 2004	$453,515

c) SE Global Equities Corp. (“SEG”)
During 1999 the Company began development of an internet financial portal business through a Hong Kong subsidiary SE Global Equities Company Limited (“SEGHK”). SEGHK was incorporated October 13, 1999, under the laws of Hong Kong as a wholly-owned subsidiary of CAG. SE Global Equities Inc. (“SEG Cayman”) was incorporated on October 30, 2000 under the laws of the Cayman Islands as a wholly-owned subsidiary of the Company and effective November 1, 2000 a corporate restructuring of SEGHK was completed whereby SEG Cayman acquired 100% of the issued and outstanding shares of SEGHK from CAG. There was no change in control of SEGHK and therefore the results of operation of SEG Cayman are deemed to be a continuation of SEGHK. SEGHK has created an internet financial centre for exploring worldwide investments through an established global alliance network of brokers and information providers. During February 2001 SEG Cayman completed a reverse takeover of Future Technologies, Inc., a public company listed on the OTC Bulletin Board in the United States, which subsequently changed its name to SE Global Equities Corp. (“SEG”).

On May 30, 2003 the Company sold its interest in two of its non-operating subsidiaries, SE Global Equities Company Limited (“SEGHK”) and SE Global Communications (Hong Kong) Limited (“SEGCHK”), to arm’s-length parties for nominal consideration. The sale of SEGHK and SEGCHK to arm’s-length parties relieved the Company from debts owing to unsecured creditors, and accordingly, during 2003 the Company recognized a gain in the amount of $356,088 on the disposition of SEGHK and SEGCHK.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(Amounts in Canadian Dollars)

NOTE 3 – SUBSIDIARIES (cont’d)

During 2003 SEG issued 2,777,778 common shares at US$0.18 per share to CAG in settlement of $700,500 (US$500,000) of intercompany advances owing from SEG to CAG; issued 70,000 common shares on the exercise of stock options for proceeds of $55,900 and CAG sold 196,511 of its common shares of SEG for total proceeds of $104,085. As a result of these transactions, CAG’s ownership interest in SEG was increased from 81% to 83%. CAG recorded a gain in 2003 of $16,112 in connection with the resulting dilution of the non-controlling interest in SEG.

During 2004 CAG sold, net of repurchases during the year, a total of 92,641 of its common shares of SEG for total net proceeds of $56,997. As a result of these transactions, CAG’s ownership interest in SEG was decreased from 83% to 82%. CAG recorded a gain in 2004 of $58,561 in connection with the resulting increase of the non-controlling interest in SEG.

d) Global-American Investments, Inc. (“GAI”)
Effective August 1, 2001 SEG acquired a 100% interest in Global-American Investments, Inc. (“GAI”), an Arizona corporation. GAI is a NASD registered broker-dealer operating in the State of California which provides brokerage and clearing services for clients of SEG.

e) Irix Design Group Inc. (“Irix”)
Effective October 31 2000 the Company completed the acquisition of 51% of IRIX, a private British Columbia Corporation engaged in full service multi-media and advertising agency services in Canada, USA and Hong Kong.

The results of Irix include the accounts of Irix’s wholly-owned subsidiaries, Irix Design Group Inc., a California company and Irix Design (Hong Kong) Company Limited, a Hong Kong company.

NOTE 4 – PROPERTY AND EQUIPMENT

	December 31,
	2004	2003

Computer equipment	$547,799	$494,421
Computer software	11,629	11,012
Furniture and equipment	303,153	351,621
Leasehold improvements	710,362	600,000

	1,572,943	1,457,054
Less: accumulated amortization	(945,355)	(806,070)

	$627,588	$650,984

NOTE 5 – CONVERTIBLE DEBENTURES

During 2002 and 2003 the Company raised a total of $933,400 (US$593,000) through the issuance of convertible debentures bearing interest at a rate of 15% per annum payable monthly which was due and payable December 30, 2003. The principal balance of the debentures was convertible at the holder’s option during the final six months prior to maturity into debenture units at a price of $0.30 per debenture unit. Each debenture unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional share of the Company at a price of $0.36 per share for the period from the date of conversion to maturity being December 30, 2003. During 2003, the Company repaid $238,200 (US$150,000) of the convertible debentures and the remaining $US443,000 was converted into 1,959,381 common shares at $0.30 per share and 1,959,381 share purchase warrants, all of which were exercised during 2003 for total proceeds of $705,378. The Company recorded a foreign exchange gain of $107,385 in connection with the conversion of the $US denominated debentures. The Company paid a total of $30,300 for finders’ fees in connection with these convertible debentures of which $27,061 was amortized to interest expense during 2003 and the unamortized portion of $3,239 was charged to share capital on conversion of the debentures.

As a condition of these convertible debentures, the Company was required to post security for repayment consisting of 5,000,000 of its common shares of SEG and US$75,000. The US$75,000 was released to the Company at a rate of US$6,250 per month commencing February 2003 of which the final US$6,250 was received in January 2004.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(Amounts in Canadian Dollars)

NOTE 5 – CONVERTIBLE DEBENTURES (cont’d)

During 2003 the Company raised a further $269,537 through the issuance of convertible debentures bearing interest at a rate of 15% per annum payable monthly which were due and payable one year from the date of issuance. The principal balance of the debentures was convertible at the holder’s option during the final six months prior to maturity into debenture units at a price of $0.33 per debenture unit. Each debenture unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional share of the Company at a price of $0.33 per share for the period from the date of conversion to the original maturity date. The Company paid a total of $13,578 for finders’ fees in connection with these convertible debentures of which $5,629 was amortized to interest expense during 2003, $4,416 was amortized to interest expense during 2004 and the unamortized portion of $3,533 was charged to share capital on conversion of the debentures. During 2004, the Company repaid $33,000 of the convertible debentures and the remaining $236,537 was converted into 716,779 common shares at $0.33 per share and 716,779 share purchase warrants of which 625,870 were exercised during the year for proceeds of $206,537 and the balance of 90,909 warrants expired unexercised.

The Company incurred $6,761 (2003 - $143,144) of interest on these convertible debentures during the year.

Effective August 25, 2003 SEG received a $120,480 (US$100,000) loan which bears interest at a rate of 12% per annum, payable monthly, and matured on August 31, 2004. A conversion feature was added on October 20, 2003 which allowed the loan amount to be converted into shares of SEG at a price of US$0.30 per share. Upon conversion of the loan the holder would also receive share purchase warrants entitling the holder to purchase 333,333 shares of the SEG at a price of $0.40 per share for a two year period. SEG could repay the loan during the term of the loan with a penalty equivalent to three months of interest. As of August 31, 2004 this loan and accrued interest was due and payable in full, and the term of the loan has expired. To date the Company has not received a demand for payment and the Company intends to repay the loan in full. Accordingly, the Company has accrued interest on this loan to December 31, 2004. As at December 31, 2004 $2,603 of accrued and unpaid interest in connection with this loan is included in accounts payable.

Application of the provisions of the CICA accounting recommendation 3860 “Financial Instruments” to the above convertible loan debt instruments resulted in an immaterial equity component being attributed to the instruments. Accordingly, the entire instruments have been recorded as debt.

NOTE 6 - SHARE CAPITAL

Authorized share capital consists of 100,000,000 common shares without par value

	Number	Value
Issued and outstanding:

Balance at December 31, 2002	18,889,099	$12,515,196
- private placement subscriptions received	-	148,229

- for cash by exercise of options at $0.30 per share	40,000	12,000
- for cash by exercise of options at $0.35 per share	217,285	76,050
- for cash by exercise of warrants at $0.31 per share	1,605,722	497,774
- for cash by exercise of warrants at $0.36 per share	1,959,381	705,378
- for cash by exercise of warrants at $0.62 per share	100,000	62,000
- for conversion of convertible debentures, net of finance fee (Note 5)	1,959,381	584,576

Balance at December 31, 2003	24,770,868	14,601,203

- for cash by exercise of options at $0.30 per share	68,300	20,490
- for cash by exercise of options at $0.35 per share	155,000	54,250
- for cash by exercise of warrants at $0.31 per share	1,884,278	584,126
- for cash by exercise of warrants at $0.33 per share	625,870	206,537
- for conversion of convertible debentures, net of finance fees (Note 5)	716,779	233,004
- for private placements at $0.60 per share, net of $283,910 of issuance costs	4,503,333	2,418,090
- escrow shares cancelled and returned to treasury	(901,786)	-

Balance at December 31, 2004	31,822,642	$18,117,700

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(Amounts in Canadian Dollars)

NOTE 6 - SHARE CAPITAL (cont’d)

Effective June 30, 2004 the Company increased its authorized share capital from 50,000,000 common shares without par value to 100,000,000 common shares without par value.

During the year ended December 31, 2004 the Company issued shares as follows:

e)	2,510,148 share purchase warrants were exercised at prices ranging from $0.31 per share to $0.33 per share for total proceeds of $790,663.

f)	223,300 stock options were exercised at a prices ranging from $0.30 per share to $0.35 per share for total proceeds of $74,740.

g)

716,779 units were issued on conversion of $236,537 of convertible debentures at a price of $0.33 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share of the company at a price of $0.33 per share for a period of one year from the date of the original convertible debenture issuance. In connection with these conversions, unamortized finance fees of $3,533 were charged to share capital.

h)

The Company completed private placements of a total of 4,503,333 units at $0.60 per unit for proceeds of $2,418,090, net of costs totalling $283,910. Of the total units issued, 4,278,333 were brokered and 225,000 were non-brokered. Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase one additional share of the company at a price of $0.70 per share for a period of one year. In addition, a total of 463,400 Agent’s warrants were issued in connection with the brokered private placements entitling the agents to purchase one share of the company at a price of $0.70 per share for a period of one year. The Company paid a total of $283,910 in agent’s commission, due diligence, legal and other fees in connection with these private placements.

During the year ended December 31, 2003 the Company issued shares as follows:

a)	3,665,103 share purchase warrants were exercised at a prices ranging from $0.31 per share to $0.62 per share for total proceeds of $1,265,152.

b)	257,285 stock options were exercised at a prices ranging from $0.30 per share to $0.35 per share for total proceeds of $88,050.

c)

1,959,381 units were issued on conversion of $587,815 (US$443,000) of convertible debentures at a price of $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share of the company at a price of $0.36 per share for a period of one year from the date of the original convertible debenture issuance. In connection with these conversions, unamortized finance fees of $3,239 were charged to share capital.

Treasury shares held
During 2002 the Company repurchased 87,000 of its common shares at a cost of $22,360 in accordance with a TSX normal course issuer bid allowing for the repurchase of a total of 750,000 common shares of the Company. During 2003 the Company repurchased a further 184,000 of its common shares at a cost of $51,680 and resold 100,000 of these share, with a cost of $27,321, for proceeds of $53,715 resulting in charge to contributed surplus of $26,394. During 2004 in accordance with a TSX normal course issuer bid allowing for the repurchase of a total of 1,000,000 common shares of the Company, the Company repurchased a further 75,000 of its common shares at a cost of $34,428 and as at December 31, 2004 the net remaining 246,000 shares (2003 – 171,000) with an accumulated cost of $81,147 (2003 - $46,719) have been recorded as treasury shares held. The current TSX normal course issuer bid expires September 30, 2005.

Escrow shares
Included in outstanding share capital as at December 31, 2003 and 2002 were 901,786 shares held in escrow. These shares were to be released for trading on the basis of one share for each $1.44 of cumulative profitable cash flows, subject to the direction and determination of the British Columbia regulatory authorities. During 2004 the term available for these shares to be released from escrow expired and accordingly, these shares were returned to the Company’s treasury and cancelled at no cost to the Company.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(Amounts in Canadian Dollars)

NOTE 6 - SHARE CAPITAL (cont’d)

Share purchase warrants
The Company’s share purchase warrant activity is summarized as follows:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining
	Warrants	Price	Life

Balance, December 31, 2002	4,999,000	$0.40	1.18 years
- warrants issued during the year	1,959,381	0.33
- warrants expired during the year	(1,309,000)	0.62
- warrants exercised during the year	(3,665,103)	0.35

Balance, December 31, 2003	1,984,278	0.31	0.37 years
- warrants issued during the year	3,431,845	0.62
- warrants expired during the year	(190,909)	0.32
- warrants exercised during the year	(2,510,148)	0.32

Balance, December 31, 2004	2,715,066	$0.51	0.77 years

Stock options
The Company has stock options outstanding to certain employees, officers, directors and consultants providing the right to purchase up to 2,703,715 shares at prices ranging from $0.25 per share to $0.80 per share exercisable for periods ending from February 15 2005, to December 16, 2009 as summarized below.

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining
	Options	Price	Life

Balance, December 31, 2002	1,785,000	$0.38	2.56 years
- options granted during the year	500,000	0.30
- options forfeited, expired and cancelled during the year	(489,000)	0.35
- options exercised during the year	(257,285)	0.34

Balance, December 31, 2003	1,538,715	0.32	2.54 years

- options granted during the year	1,600,000	0.61
- options forfeited, expired and cancelled during the year	(211,700)	0.51
- options exercised during the year	(223,300)	0.34

Balance, December 31, 2004	2,703,715	$0.48	3.36 years

Stock based compensation
During 2003 a total of 500,000 stock options were granted to employees, officers, directors and consultants of the Company at an exercise price of $0.30 per share, exercisable for a term of five years. The fair value of these options at the date of grant of $110,000 was recorded as stock-based compensation during 2003. The fair value was estimated using the Black-Scholes option pricing model with an expected life of five years, a risk-free interest rate of 2% and an expected volatility of 96%.

During 2004 a total of 1,600,000 stock options were granted to employees, officers, directors and consultants of the Company at prices ranging from $0.50 per share to $0.80 per share, exercisable for a term of five years subject to vesting at a rate of 30% 6 months after grant, 40% 12 months after grant and the final 30% 18 months after grant. The fair value of these options at the date of grant totalling $674,000 was estimated using the Black-Scholes option pricing model with expected lives of five years, risk-free interest rates of 3% and an expected volatility of 95%. Of the total fair value of the options, $106,200 was recorded as stock-based compensation during 2004 and the remaining $567,800 will be recorded on vesting of the underlying options.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(Amounts in Canadian Dollars)

NOTE 6 - SHARE CAPITAL (cont’d)

During 2004 a total of 450,000 stock options were granted by SEG to consultants, employees, officers and directors allowing for the purchase of common shares of SEG at an exercise price of $0.33 per share, exercisable for a term of five years. The fair value of these options at the date of grant of $187,400 was estimated using the Black-Scholes option pricing model with an expected life of five years, a risk-free interest rate of 2% and an expected volatility relating to the common share of SEG of 213%. The fair value of these options granted by SEG was recorded as stock based compensation in 2004.

NOTE 7 - RELATED PARTY TRANSACTIONS

Amounts due to related parties are non-interest bearing and have no fixed terms of repayment. The fair value of the amounts due to related parties is not determinable as they have no repayment terms. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At December 31, 2002 a total of $148,229 of subscriptions receivable was due from the CEO and was fully repaid during 2003. Also a total of $134,524 was due from the CEO and private companies controlled by the CEO as at December 31 2002. During 2003, the Company received net repayments of $6,854 from the CEO. In addition , accumulated management fees and vacation pay totalling $224,231 was owing to the CEO. Of this amount, $87,693 (including vacation pay of $44,231) was paid and the remaining $136,538 was applied against the amounts owing, leaving $8,868 owing to the CEO as at December 31, 2003

Effective January 1, 2003 the Company and the CEO entered into a two year Executive Employment Agreement whereby the CEO will be paid $15,000 per month. During the year the CEO agreed to off-set $161,000 of the total owing to him, which included $132,000 of accrued and unpaid management fees and cash advances of $33,874, against proceeds receivable by the Company on the exercise of certain options and warrants by third parties, leaving $13,742 owed to the CEO as at December 31, 2004.

At December 31, 2002 $8,982 was due to other officers and directors of the Company and its subsidiaries. During 2003 the Company made repayments of $14,333 and received further advances of $30,243 leaving $24,892 is due to these parties at December 31, 2003. During 2004 the Company made repayments of $34,212 and received further advances of $20,000 leaving $10,680 is due to these parties at December 31, 2004.

During the year, the Company and its subsidiaries incurred $578,800 (as compared to $573,238 in 2003) for management fees, consulting fees and salaries to certain officers, management and certain directors and/or their private companies employed by the Company and its various subsidiaries in North America and Asia. The CEO’s total compensation for 2004 consisted of $104,000 paid in cash and $132,000 off-set against the exercise of certain options and warrants.

NOTE 8 – INCOME TAXES

The Company and its subsidiaries have non-capital losses carried-forward of approximately $9,200,000 which may be available to offset future income for income tax purposes which expire between 2005 and 2020 and capital losses of approximately $2,015,000 which may be available to offset future taxable capital gains which can be carried forward indefinitely. The potential tax benefit of these losses has not been recorded as a full-deferred tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

NOTE 9 – COMMITMENTS

CIBT entered into a lease agreement dated July 24, 2000 on behalf of the CAG group of companies for the Company’s corporate office space in Vancouver, B.C. with minimum annual rates of $70,520 for the first year, $74,046 for the next two years and $77,572 for the final two years plus taxes and operating costs. During 2004 the Company incurred $127,996 (2003 - $122,356) in rent, taxes and operating costs in connection with this lease.

CAPITAL ALLIANCE GROUP INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(Amounts in Canadian Dollars)

NOTE 10 – RISK MANAGEMENT

The Company is engaged primarily in service related industries and manages related industry risk issues directly.

The Company generates revenues from multiple sources and from a broad customer / client base and accordingly is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk.

NOTE 11 – SUBSEQUENT EVENTS

On January 7, 2005, the Company, SEG, and Sun Media Investment Holdings Limited (“Sun Media”), the majority stockholder of Asia Network Technologies Limited ("AsiaNet"), entered into an engagement term sheet (the "Term Sheet") for the acquisition of the business assets of Asia Multi-Media Technology Services Holdings Limited ("AMMT-BVI"), which is a British Virgin Islands incorporated company wholly-owned by AsiaNet.The parties have subsequently decided to structure the acquisition as a direct or indirect share purchase of all the issued and outstanding share capital of AMMT-BVI. Given this change the transaction will require approval from the stockholders of SEG. SEG expects to file with the SEC a preliminary proxy statement on Schedule 14A with respect to the transactions as soon as practicable upon completion of the audit of AMMT-BVI's 2004 financial statements. Currently, the parties are completing their due diligence and are negotiating the final form of all agreements and documents related to the proposed transactions. On completion of the transaction SEG has agreed to issue 341,500,000 post-split restricted shares of its common stock to Asia Net and related parties. On closing of the transaction Asia Net and related parties will control approximately 97% of the outstanding common stock of SEG on a fully diluted basis after giving effect to a proposed two for one reverse split of SEG's issued and outstanding share capital. Sun Media has paid a deposit to the Company of US$150,000 in connection with this proposed transaction

CIBT paid $357,143 (2,500,000RMB) to Beihai College to complete its capital contribution requirements as described in Note 3(a).

The Company issued 290,000 shares on the exercise of share purchase warrants at $0.70 per share and 100,000 shares on the exercise of stock options at $0.35 per share for total proceeds of $238,000.

CAPITAL ALLIANCE GROUP INC.	Page 3
NOTES TO CONSOLIDATED FINANCIAL STATEMENTSDECEMBER 31, 2004 AND 2003
(Amounts in Canadian Dollars)

NOTE 12 - SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools, the United States where SEG is currently developing an internet financial center and owns a licensed broker-dealer business and Canada where Irix conducts web design and advertising services. The Company’s corporate operations are also in Canada.

Industry and Geographic Segments

	December 31, 2004					December 31, 2003
				Corporate					Corporate
	CIBT	SEG	IRIX	and other		CIBT	SEG	IRIX	and other
	(China)	(USA)	(Canada)	(Canada)	Consolidated	(China)	(USA)	(Canada)	(Canada)	Consolidated
Revenues
Educational revenue	$2,659,192	$-	$-	$-	$2,659,192	$2,492,890	$-	$-	$-	$2,492,890
Brokerage commissions	-	2,797,019	-	-	2,797,019	-	3,314,324	-	-	3,314,324
Design and advertising	-	-	1,180,957	-	1,180,957	-	-	885,095	-	885,095
Investment and other income	-	83,291	6,635	6,319	96,245	2,574	448,027	20,018	618	471,237
Intersegment	-	-	-	-	-	-	-	(4,539)	-	(4,539)

	$2,659,192	$2,880,310	$1,187,592	$6,319	$6,733,413	$2,495,464	$3,762,351	$900,574	$618	$7,159,007

Operating income (loss)
Before the following:	$(217,648)	$(206,028)	$55,365	$(1,907,553)	$(2,275,864)	$190,981	$289,799	$14,787	$(1,474,517)	$(978,950)
Stock-based compensation	-	(187,400)	-	(106,200)	(293,600)	-	-	-	(110,000)	(110,000)
Amortization	(140,746)	(5,292)	(13,635)	(4,697)	(164,370)	(187,463)	(3,434)	(14,235)	(7,829)	(212,961)
Gain from change in ownership
In subsidiaries	-	-	-	92,636	92,636	-	-	-	(30,970)	(30,970)
Write-off of deferred finance fees	(119,808)	-	-	-	(119,808)	-	-	-	-	-
Gains (losses) on disposals	-	-	-	-	-	(5,115)	356,088	-	-	350,973
Non-controlling interests	12,321	-	-	104,692	117,013	-	-	-	137,667	137,667
Net income (loss) from
continuing operations	$(465,881)	$(398,720)	$41,730	$(1,821,122)	$(2,643,993)	$(1,597)	$642,453	$552	$(1,485,649)	$(844,241)

Identifiable assets	$2,839,665	$209,531	$374,999	$1,083,534	$4,507,729	$1,488,984	$539,441	$162,952	$825,254	$3,016,631

Capital expenditures	$69,371	$35,614	$13,314	$-	$118,299	$95,685	$-	$6,804	$-	$102,489

CAPITAL ALLIANCE GROUP INC.
SCHEDULE 1
DECEMBER 31, 2004 AND 2003
(Amounts in Canadian Dollars)

GENERAL AND ADMINISTRATIVE EXPENSES

	Year Ended December 31,
	2004	2003

Advertising	$351,628	$228,693
Bank charges and interest	40,767	197,798
Consulting and management fees	1,039,353	1,038,476
Investor relations	191,681	51,000
Office and general	709,413	610,925
Professional fees	270,169	226,653
Rent	207,508	236,155
Salaries and benefits	1,325,640	1,255,406
Travel and promotion	262,829	79,119

	$4,398,988	$3,924,225

ITEM 19. Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation
1.2	Articles of Incorporation
1.3	Certificate of change of name as filed with British Columbia, Canada on November 27, 1998
1.4	Certificate of change of name as filed with British Columbia, Canada on April 27, 1995
1.5	Certificate of change of name as filed with British Columbia, Canada on May 10, 1994
1.6	Certificate of change of name as filed with British Columbia, Canada on October 1, 1992
4.1	Principal Office Lease Agreement
4.2	Toby Chu Employment Agreement dated on January 1, 2003
4.3	Amendment of Toby Chu Employment Agreement dated on January 1, 2005
4.4	Troy Rice Employment and Consulting Agreement dated on October 1, 2005
4.5	Educational Service Provider Agreement 1 with City University
4.6	Educational Service Provider Agreement 2 with City University
4.7	Educational Service Provider Agreement with Western International University
4.8	Educational Service Provider Agreement with ITT Educational Services, Inc.
4.9	Educational Service Provider Agreement with ITT Educational Services, Inc. and Weifang University
4.10	Educational Service Provider Agreement with Beijing University of Technology
4.11	Educational Service Provider Agreement with Wyotech Institute or COCO
4.12	Stock Option Plan
4.13	Agreements regarding the reverse merger transaction with Sun Media Investments Holding Ltd. (including Shareholdings Agreement, Management Agreements, and Finder’s Fee Agreement)
4.14	Broker Agreement with Canaccord Capital Corporation
4.15	Loan Agreement with Golden Field Company Profit Sharing Plan
4.16	Convertible Promissory Note with Black Gardenia Corp.
4.17	Securities Purchase Agreement

8.1	List of Subsidiaries:
CIBT School of Business & Technology Corp. (British Columbia)
IRIX Design Group Inc. (British Columbia)

23.1	Consent of Dale Matheson Carr-Hilton LaBonte LLP

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Capital Alliance Group Inc.
(Registrant)

SIGNATURES	TITLE	DATE

/s/ Toby Chu		May 8, 2007
Toby Chu	Director, President, Chief
Executive Officer

/s/ Tim Leong		May 8, 2007
Tim Leong	Director, Chief Financial
Officer, Principal Accounting
Officer, Secretary